As filed with the Securities and Exchange Commission on September 18, 2007

Registration No. 333-143926

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

AMENDMENT NO. 2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VITACOST.COM, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	7389	37-1333024
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NUMBER)

352 S.W. 12th Avenue

Deerfield Beach, Florida 33442

(954) 949-2340

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ira P. Kerker

Chief Executive Officer

Vitacost.com, Inc.

352 S.W. 12th Avenue

Deerfield Beach, Florida 33442

(954) 949-2340

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

COPIES TO:

Mitchell D. Goldsmith, Esq. Susan W. Wiles, Esq. Shefsky & Froelich Ltd. 111 East Wacker Drive—Suite 2800 Chicago, Illinois 60601 (312) 836-4006	J. Scott Hodgkins, Esq. Latham & Watkins LLP 633 West Fifth Street—Suite 4000 Los Angeles, California 90071-2007 (213) 485-1234

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.00001 per share		$57,250,000	$1,757.58

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(O) under the Securities Action of 1933, as amended.
(2)	Includes shares to cover over-allotments, if any, pursuant to an over-allotment option granted to the underwriters.
(3)	Previously paid on June 20, 2007

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(A) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(A), may determine.

The information contained in this prospectus is not complete and may be changed. Neither the company nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 18, 2007

[                    ] Shares of

Common Stock

This is the initial public offering of shares of our common stock. We are offering              shares of our common stock and the selling stockholders are offering              shares of our common stock. We expect the initial public offering price to be between $            and $            per share. We will not receive any proceeds from the sale of shares by the selling stockholders. Prior to this offering, there has been no public market for our common stock. We intend to apply to have our common stock included for quotation on the Nasdaq Global Market under the symbol “VITC.”

Investing in our common stock involves significant risks. See “ Risk Factors,” beginning on page seven.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Net proceeds to Vitacost.com, Inc.	$	$
Net proceeds to selling stockholders	$	$

We have granted our underwriters the right to purchase up to an additional                      shares of common stock from us at the initial public offering price less the underwriting discount to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

Robert W. Baird & Co.

Cantor Fitzgerald & Co.

The date of this Prospectus is                     , 2007

vitacost.com

Vitamins

Minerals

Supplements

Herbs

Organic Cold-Milled Flaxseed
Advan C
BIOENERGY RIBOSE
Walker Diet
SHAKE MIX
TROPICAL
FRUIT BLAST
OcuPower
Multi-Vitamin
Synergy ONCE A DAY
ToCoQ10
smart basics
body Lotion
milk & honey
Calcium 500
ECHINACEA ROOT
smart basics
PREGNENOLONE
Dietary Supplement
Ultra Skin Antioxidant Formula
L-Glutamine
750 mg

Bath and Personal

Diet/Weight Management

Health and Wellness

Sports Nutrition

You should rely on the information contained in this prospectus. We have not authorized any dealer, salesperson or any other person to provide you with different information or represent anything that is not contained in this prospectus. The information in this prospectus is only accurate as of the date of the front cover of this prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

SUMMARY

This summary highlights the key aspects of the offering. For a more complete understanding of the information that you may consider important in making your investment decision, we encourage you to read this entire prospectus. Before making an investment decision, you should carefully read and consider this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Business

We are an online retailer of a broad selection of nutritional supplements and health and wellness products. We sell vitamins, minerals, herbs, anti-oxidants, organic body care, personal care, sports nutrition and health foods direct to consumers through our website, www.vitacost.com, and our catalogues. Our distribution channels also serve as an educational resource for individuals seeking information on healthy living including medical trends, health issues and nutritional supplement attributes. We offer our customers a selection of over 7,000 Stock Keeping Units (SKUs) from approximately 400 third-party brands and our own brands, including our Nutraceutical Sciences Institute®-or NSI®-branded products. Sales of our NSI- and other proprietary-branded products accounted for approximately 37% of our net sales in 2006 and we generated approximately 87% of our net sales from online orders.

We believe we offer a unique value proposition to our customers due to our broad selection of third-party products and our own proprietary products offered in an informative and easy-to-use format at a discount to other distribution channels with a focus on providing exceptional customer service. In addition to our proprietary products, we sell nationally recognized third-party brands. Our proprietary NSI-branded products combine nutrients in dosages designed to address specific health concerns and include patented proprietary formulations designed by analyzing scientific research. We currently have 11 patents and 51 trademarks for our products. One of our patented formulations, OcuPower®, was the subject of a human clinical trial conducted at the U.S. Veterans’ Administration and published in the American Optometric Association Medical Journal, Optometry. The study indicated Ocupower® improves vision function in patients with age-related macular degeneration (“AMD”). All of our proprietary products are manufactured by third-party contract manufacturers in the U.S., the top three of which, Health Wright Products, Nutra Manufacturing and NutriForce Nutrition, accounted for approximately 71% of our NSI finished goods in 2006. Our products consist of vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and generally are not subject to pre-market regulatory approval or clearance in the U.S. by the FDA or other governmental agencies. However, the products we sell could be subject to regulation in the future. Our user-friendly and content rich website is designed to allow customers to easily browse and purchase products through keyword search while also providing informative and educational resources for our customers. We support our operations through one call center and two distribution facilities which allow us to maintain what we believe are industry leading fulfillment and customer satisfaction statistics. In a survey conducted by us in 2006, over 94% of our customers who responded said they were likely or highly likely to purchase from us again.

We began operations in 1994 as a catalogue retailer of third-party nutritional supplements under the name Nature’s Wealth Company. In 1999 we launched Vitacost.com, our eCommerce website, and introduced our own nutritional supplements under our NSI brand. We officially changed our name to Vitacost.com, Inc. in 2000. In 2006 we were inducted into Inc. magazine’s “Inc. 500 Lifetime Hall of Fame,” as one of the U.S.’s 500 fastest growing privately-held businesses for five consecutive years

(2001–2005). From June 30, 2006 through June 30, 2007, our active customer database, which is defined as customers who have purchased from us in the last 12 months, increased from 333,000 to 482,000. In the fiscal year ended December 31, 2006, we recorded net sales of $66.4 million, representing a compounded annual growth rate of 59% from 2001 to 2006 and net income of $173,000. For the six months ended June 30, 2007, we recorded net sales of $46.1 million and net income of $1.7 million as compared to net sales of $30.4 million and a net loss of $400,582 for the six months ended June 30, 2006.

Our historical growth and success is principally attributable to our senior management, including our former Chief Executive Officer and founder Wayne F. Gorsek. In 2002, the U.S. District Court entered an order finding Mr. Gorsek liable for violations of Sections 17(a) and (b) of the Securities Act of 1933, and Section 10(b) of and Rule 10b-5 under, the Securities Exchange Act of 1934, as amended in connection with the operations from 1992 to 1996 of a broker-dealer co-owned and co-operated by Mr. Gorsek, and a related public relations firm owned by Mr. Gorsek. As a condition to listing our common stock with the Nasdaq Global Market, Mr. Gorsek resigned as our Chief Executive Officer and as a director, and is prohibited from serving as an officer or director. Mr. Gorsek was also required to contribute his common stock to a voting trust for a period of not less than five years from the date of this prospectus, and is generally prohibited from acquiring additional shares of common stock. Consequently, while Mr. Gorsek continues to serve as a consultant, as a condition to our continued listing he can neither serve as one of our officers or directors, nor can he vote or direct the voting of the shares of our common stock that he owns for a period of at least five years. For a more detailed description of these restrictions, see the discussion under the caption “Regulatory Proceedings” in this prospectus.

Our Markets and Opportunities

According to Natural Marketing Institute, over 74% of the adult U.S. population reports taking some form of vitamin or nutritional supplement. In 2006, U.S. sales of nutritional supplements totaled $22.5 billion according to Nutrition Business Journal and are projected to grow at an annual rate of approximately 5% per year for the next four years. The industry is highly fragmented with products sold through multiple channels including retailers such as mass merchants, grocery stores, drug stores and specialty retailers, as well as through direct mail, catalogues and the Internet.

We expect several trends to drive the continued growth of our industry. These trends include:

•	increased focus on healthy living;

•	aging U.S. population;

•	shift from care to prevention and cost containment; and

•	increasing acceptance of nutritional supplements.

According to Forrester Research, U.S. online retail sales were approximately $132 billion in 2006 and are projected to grow to $271 billion by 2011. We believe the Internet provides a number of distinct advantages to online retailers over “brick and mortar” competitors, including the lower cost of managing and maintaining a website as opposed to physical storefronts, the ability to efficiently reach and serve a large and geographically dispersed group of customers from a central location and the potential for personalized, low-cost customer interaction. Online retailers can quickly react to changing consumer tastes and preferences by efficiently adjusting their featured selections, editorial content, shopping interfaces, pricing and visual presentations. In addition, online retailers can more easily compile demographic and behavioral data about their customers, increasing opportunities for direct marketing and personalized services.

Our Value Proposition to Our Customers

We believe we offer a unique value proposition to our customers due to our:

•	broad product selection;

•	proprietary products;

•	consistently superior value;

•	user-friendly shopping experience; and

•	low cost and timely fulfillment.

Our Growth Strategy

Our objective is to become the leading online retailer of nutritional supplements by focusing on five key areas: 1) educating the consumer about the benefits of supplements; 2) providing timely and accurate delivery; 3) ensuring quality and efficacy of product; 4) offering the broadest product selection; and 5) maintaining competitive pricing. In order to strengthen one or more of these focus areas, we plan to implement the following strategies:

•	grow our NSI brand and other proprietary products;

•	expand our customer base;

•	strengthen our distribution platform; and

•	develop our manufacturing capability.

Our Company

Our principal executive officers are located at 352 S.W. 12th Avenue, Deerfield Beach, Florida 33442 and our telephone number is (954) 949-2340. Our primary website is www.vitacost.com. The information contained in, or that can be accessed through, our website is not part of this transaction.

THE OFFERING

Common stock offered by us:	shares ( shares if the underwriters exercise their over-allotment option in full)

Common stock offered by the selling stockholders:	shares ( shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding after this offering:	shares

Over-allotment option:	Our selling stockholders have granted the underwriters an option to purchase up to additional shares of common stock to cover over-allotments.

Use of proceeds:

We estimate that the net proceeds to us from this offering will be approximately $             million, assuming an initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering as follows: (i) approximately $12 million to retrofit a 112,000 square foot manufacturing and distribution facility in Lexington, North Carolina; (ii) approximately $9.5 million to equip the Lexington, North Carolina manufacturing and distribution facility and the Las Vegas, Nevada distribution facility; and (iii) the balance for working capital and general corporate purposes. However, we are not contractually obligated to use the proceeds for any purpose and we may not use the proceeds effectively.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses payable.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol:	VITC

Ownership after the offering:	Our executive officers, directors and affiliated entities will own % of our common stock after completion of the offering and they will have significant control over our affairs.

Dividend policy:	We do not currently pay cash dividends on our outstanding common stock. We do not intend to pay cash dividends on our common stock for the foreseeable future.

Risk factors:	See “Risk Factors” immediately following this prospectus summary to read about factors you should consider before investing in our common stock.

The number of shares of common stock to be outstanding after this offering is based on 29,150,415 shares outstanding as of June 30, 2007, and:

•	includes the shares of common stock available for future grant or issuance under our stock plans;

•	assumes an initial public offering price of $ per share, the midpoint of the range on the cover of this prospectus;

•	excludes shares of common stock issuable upon the exercise of options outstanding as of , 200 at a weighted average exercise price of $ per share; and

•	excludes shares of common stock reserved for issuance under our stock option plans.

Unless as otherwise indicated, all information contained in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws prior to the completion of this offering; and

•	no exercise of the underwriters’ option to purchase additional shares of common stock from us to cover over-allotments in connection with this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables provide our summary consolidated financial information for the periods indicated. The summary statement of operations data for each of the three years in the period ended December 31, 2006 have been derived from our audited consolidated financial statements and accompanying footnotes included in this prospectus. You should read this information together with our financial statements and related notes and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

Consolidated Statements of Operations

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(in thousands, except shares and per share data)			(unaudited)
Consolidated Statements of Operations:
Net sales	$29,644	$41,488	$66,357	$30,414	$46,121
Gross profit	8,976	12,027	19,289	8,551	13,746
Operating expenses:
Fulfillment	2,065	2,646	4,140	1,901	2,859
Sales and marketing	4,106	5,135	6,991	3,250	5,037
General and administrative	3,451	4,851	8,004	3,811	4,955

Total operating expenses	9,623	12,633	19,134	8,961	12,852

Operating income (loss)	(646)	(606)	155	(410)	895
Interest income (expense), net	(3)	(10)	(17)	3	(64)
Other income (expense), net	33	(1)	25	7	838
Income tax benefit	—	—	11	—	22
Net income (loss)	$(615)	$(617)	$173	$(401)	$1,691

Net income (loss) per share:
Basic	$(.02)	$(.02)	$.01	$(.01)	$.06
Diluted	$(.02)	$(.02)	$.01	$(.01)	$.06

Weighted average number of shares outstanding:
Basic	27,696,833	27,547,668	27,548,278	27,536,000	29,107,176
Diluted	27,696,833	27,547,668	27,863,064	27,536,000	29,502,040

The following selected balance sheet data as of June 30, 2007, is presented on an as adjusted basis to give effect to the sale by us of              shares of our common stock at an assumed initial offering price of $             per share, the midpoint of the range on the front cover of this prospectus, less the underwriting discounts, commissions and estimated offering expenses.

Consolidated Balance Sheets

	June 30, 2007
	Actual	As Adjusted(1)
	(unaudited) (in thousands)
Consolidated Balance Sheets:
Cash and cash equivalents	$365	$
Inventory	12,531
Working capital (deficit)	(1,970)
Total assets	26,303
Deferred revenue	656
Total debt	5,401
Total stockholders’ equity	5,411

(1)	The as-adjusted column of the consolidated balance sheet data reflects the sale of shares of common stock offered by us at an assumed public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and our estimated offering costs payable.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider all the risks described below before making a decision to invest in our common stock. Our business could be harmed by any of these risks at any time. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

Our products could contain contaminated substances and some of our products contain ingredients that do not have long histories of human consumption, therefore we may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and results of operations.

As a retailer, formulator and future manufacturer of products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in illness or injury or if our products include inadequate instructions or warnings. Our products consist of vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and generally are not subject to pre-market regulatory approval or clearance in the U.S. by the FDA or other governmental authorities. Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. In addition, third-party manufacturers now produce all of the products we sell. As a distributor of products manufactured by third parties, we may also be liable for various product liability claims for products we do not manufacture. Any product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in turn could adversely affect our business, results of operations, financial condition and the quoted market price of our common stock.

If we experience product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.

We may be exposed to product recalls, withdrawals or seizures if any of the products we formulate, manufacture or sell are believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacture, labeling, promotion, sale or distribution of our products. A recall, withdrawal or seizure of any of our products could materially and adversely affect consumer confidence in our brands and lead to decreased demand for our products. In addition, a recall, withdrawal or seizure would require significant management attention, would likely result in substantial and unexpected expenditures and could materially and adversely affect our results of operations and financial condition.

Complying with new and existing government regulation, both in the U.S. and abroad, could significantly increase our costs and adversely affect our financial results.

The processing, formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by several U.S. federal agencies, including the FDA, the Federal Trade Commission, or FTC, the Postal Service, the Consumer Product Safety Commission, the Department of Agriculture and the Environmental Protection Agency, as well as various state, local and international laws and agencies of the localities in which our products are sold. Government regulations may prevent or delay the introduction or require the reformulation of our products.

We have incurred operating losses in the past and we may incur operating losses in the future.

We incurred operating losses and net losses in each year of operation until 2006. Our net losses for the years ended December 31, 2004 and December 31, 2005 were $615,300 and $616,600, respectively.

For the year ended December 31, 2006, we had a net profit of $173,200. As of December 31, 2006, we had an accumulated deficit of $5.2 million. We expect operating expenses and working capital requirements to increase substantially as we expand our business. We expect our costs of product development, sales and marketing, research and development, manufacturing and general and administrative expenses to increase substantially as a result of our planned expansion. If we are unable to sufficiently increase our revenue to offset these increased costs, we will not achieve profitability and our operating losses, net losses and negative cash flows will increase.

Our inability to safely and efficiently conduct manufacturing operations could materially and adversely affect our business.

We have acquired a building located in Lexington, North Carolina and plan to develop a new facility to manufacture the majority of our NSI-branded products and serve as a second fulfillment and distribution point. We have no prior experience in manufacturing, and we could have difficulties in organizing manufacturing processes, including raw material procurement, material and product contamination, labor relations, manufacturing efficiencies and compliance with applicable laws and regulations. Failure in any of these areas could result in product recalls or manufacturing shutdowns. If any of these events were to occur, our results of operations, financial condition and the quoted trading price of our common stock could be materially and adversely affected.

Unfavorable publicity or consumer perception of our products or of nutritional supplements generally could have a material adverse effect on our business.

We are highly dependent upon consumer perception of the safety, efficacy and quality of our products, as well as similar products distributed by other companies. Consumer perception of products can be significantly influenced by scientific research or findings, national media attention and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. In addition, recent studies have challenged the safety or benefit of certain nutritional supplements and dietary ingredients. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less favorable or that questions earlier favorable research or publicity could have a material adverse effect on our ability to generate revenues. For example, sales of our weight control and body building products significantly decreased after the Food and Drug Administration, or FDA, the American Medical Association and the U.S. Poison Control Center expressed strong opposition to the use of ephedra (which the FDA later banned), an herb found in many such products. Period-to-period comparisons of our results should not be relied upon as a measure of our future performance. Adverse publicity in the form of published scientific research, statements by regulatory authorities or otherwise, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, that questions the benefits of our or similar products, or that claims that such products are ineffective could have a material adverse effect on our reputation, the demand for our products and our ability to generate revenues.

Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our stock price to decline.

Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this “Risk Factors” section in this prospectus:

•	our ability to retain and increase sales to existing customers and attract new customers;

•	changes in the volume and mix of nutritional supplements and health and wellness products sold in a particular quarter;

•	the timing and success of new nutritional supplement introductions or reformulations by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	competition, including entry into the market by new competitors including traditional brick and mortar retailers and new product offerings by existing competitors;

•	the amount and timing of expenditures related to expanding our operations, research and development or introducing new products;

•	changes in the payment terms for our products and services; and

•	the purchasing cycles of our customers.

Most of our expenses are relatively fixed in the short-term, and our expense levels are based in part on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to proportionally reduce operating expenses for that quarter, causing a disproportionate effect on our expected results of operations for that quarter.

Due to the foregoing factors, and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

Our continued success will largely depend on the abilities and continued efforts of our former CEO Wayne F. Gorsek, who is prohibited by the Nasdaq Global Market from being an officer or director for an indefinite period of time. We depend on our executive officers and other key personnel, and we may not be able to pursue our current business strategy effectively if we lose them.

Our historical growth and success is principally attributable to our senior management, including our former Chief Executive Officer, current consultant and founder, Wayne Gorsek. Our continued success will largely depend on the abilities and continued efforts of our senior management and certain other key employees. As noted under the caption “Management” in this prospectus, Wayne Gorsek has recently stepped down as an officer and director and, as a condition to our initial and continued listing on the Nasdaq Global Market, is prohibited from being an officer or director for an indefinite period of time. There can be no assurances that we will be able to operate as successfully as in the past without his leadership, which could have a material adverse effect on our business, results of operations and financial condition.

We currently rely on contract manufacturers to produce all of our proprietary NSI-branded products. Disruptions in our contract manufacturers’ systems or losses of manufacturing certifications could adversely affect our sales and customer relationships.

We currently rely on third-party contract manufacturers to produce 100% of our proprietary NSI-branded products. Any significant disruptions in the operations of our contract manufacturers for any reason, including regulatory requirements, lost certifications, licenses or registrations, power interruptions, fires, hurricanes, war or threats of terrorism, could disrupt our supply of products, adversely affecting our sales and customer relationships. For the fiscal year ended December 31, 2006, no one vendor supplied more than 43% of our products. In the event any of our third-party suppliers or vendors was to become unable or unwilling to continue to provide products in the required volumes and quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply sources. If we are unable to obtain alternative supply sources, our business could be adversely affected.

Disruptions or delays in the development of our new manufacturing and distribution facility could materially and adversely affect our results of operations.

We purchased a building in Lexington, North Carolina, in February 2007, to develop a manufacturing and distribution facility and in June 2007, we entered into a lease for a building in Las Vegas, Nevada in anticipation of moving our west coast distribution facility. We may experience delays in commencing operations as a result of work stoppages, delays from weather or acts of nature, delays in obtaining the necessary equipment, failure to achieve and maintain compliance with applicable laws and regulations or other unforeseen events. Failure to launch our manufacturing operations in a timely manner could materially and adversely affect raw material and finished product orders and could in turn impact our costs, cash flows, level of inventory and ability to reliably deliver our NSI-branded product to our customers. If any of these events were to occur, our results of operations, financial condition and the quoted price of common stock would be materially adversely affected.

Given our limited resources, we cannot assure you that we will effectively manage our growth.

Our growth and expansion plan, which includes manufacturing our proprietary NSI-branded products, expanding product offerings and increasing our customers base, requires significant management time and operational and financial resources. There is no assurance that we have the operational and financial resources to manage our growth. This is especially true as we expand facilities and, for the first time, manufacture some of our products. In addition, rapid growth in our headcount and operations may place a significant strain on our management, administrative, operational and financial infrastructure. Failure to adequately manage our growth could have a material adverse effect on our business, results of operations, financial condition and the quoted price of our common stock.

An unexpected interruption or shortage in the supply or significant increase in the cost of raw materials could have a material adverse effect on our business and results of operations.

An unexpected interruption of supply or a significant increase in the cost of raw materials, whether to us or to our contract manufacturers for any reason, such as regulatory requirements, import restrictions, loss of certifications, disruption of distribution channels as a result of weather, terrorism or acts of war, or other events, could result in significant cost increases and/or shortages of our products. For example, an unexpected supply interruption or an increase in cost of materials for our NSI-branded CoQ10 products, which represent 6% of our total sales/revenues, could materially affect our business. Our inability to obtain a sufficient amount of products or to pass through higher cost of products we offer could have a material adverse effect on our business, results of operations and financial condition.

We rely on third-party carriers as part of our inventory fulfillment and order delivery processing, and these third parties may fail to meet shipping schedules or requirements.

We rely on third-party carriers both for the shipment of our products to customers and for the delivery of raw materials and inventory. Consequently, we are subject to risks of these carriers, including employee strikes and inclement weather. Any disruption in the ability of these carriers to promptly deliver our products to our customers or raw materials to us could damage the brand and lead to customer dissatisfaction. This could materially and adversely affect our business, results of operations and financial condition.

The content of our website and direct mailing pieces could expose us to significant liability.

Because we post product information and other content on our website and our direct mailing pieces, we face potential liability for copyright infringement, patent infringement, trademark infringement, defamation, unauthorized practice of medicine, false or misleading advertising and other claims based on the nature and content of the materials we post. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance, or is in excess of insurance coverage, could materially adversely affect our business, results of operations and financial condition.

We depend upon advertising affiliates to increase our customer traffic which, in turn, drives demand for our product and generates revenues.

We attract new customers by driving traffic to our website though marketing and advertising strategies that include shopping engine and search engine advertising, participation in affiliate programs and direct advertising. We expect to pay increasing fees to maintain and expand our existing relationships with website, portal and affiliate programs. We also expect to enter into new, similar relationships as our competitors seek to broaden their reach through the same channels we use. There is no assurance that increased expenditures will translate into additional customers. Traffic to our website could decline if our online marketing programs become less effective or if search engine, Internet portal or website traffic decreases. If our customer acquisition costs increase and we are unable to maintain or increase our customer base, our business prospects, results of operations and financial condition could be materially and adversely affected. In addition, we could be affected if our advertising affiliates experience financial or operational difficulties.

We may not be able to maintain our domain names, which may result in confusion to existing and new customers and lost sales.

Maintaining our Internet domain names is critical to our success. Under current domain name registration practices, no other entity may obtain an identical domain name but can obtain a similar or identical name with a different suffix, such as “.net” or “.org,” or with a different country designation, such as “jp” for Japan. We have not registered our domain names with each of the suffixes or jurisdictions available. As a result, third parties may use domain names that are similar to our domain names, which may result in confusion to existing and new customers and lost sales. Failure to maintain our domain names’ uniqueness could have a material adverse effect on our business, results of operations and financial condition.

Complying with new and existing government regulation, both in the U.S. and abroad, could significantly increase our costs and adversely affect our financial results.

The processing, formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by several U.S. federal agencies, including the FDA, the Federal Trade Commission, or FTC, the Postal Service, the Consumer Product Safety Commission, the Department of Agriculture and the Environmental Protection Agency, as well as various state, local and international laws and agencies of the localities in which our products are sold. Government regulations may prevent or delay the introduction or require the reformulation of our products.

The FDA regulates, among other things, the manufacture, composition, safety, labeling, marketing and distribution of dietary supplements (including vitamins, minerals, herbs, and other dietary ingredients for human use). The FDA may not accept the evidence of safety we present for new dietary supplements we wish to market, or they may determine that a particular dietary supplement or ingredient that we currently market presents an unacceptable health risk. If that occurs, we could be required to cease distribution of and/or recall supplements or products containing that ingredient. For example, in April 2004 the FDA banned the sale of ephedra as a dietary supplement and we were forced to cease distribution of all products containing that ingredient.

The FDA may also determine that certain advertising and promotional claims, statements or activities are not in compliance with applicable laws and regulations. Failure to comply with FDA or other regulatory requirements could prevent us from marketing particular dietary supplement products or subject us to administrative, civil or criminal penalties. For example, on November 30, 2005, we received an FDA warning letter advising us that the FDA viewed the placement of certain products near a newsletter discussing the efficacy of ingredients in those products against bird flu constituted an improper promotion of products. The FDA felt that the claims were impermissible drug claims and were not supported by sufficiently reliable scientific evidence. We took immediate corrective action that we believe is in full compliance with the FDA’s warning letter. In addition, the FTC may bring enforcement actions against dietary supplement companies for making exaggerated or unsubstantiated claims. The FTC has recently said that it will focus on health care products, including dietary supplements.

The FTC also regulates promotional offers of savings compared to “regular” prices. The National Advertising Division, or NAD, of the Council of Better Business Bureaus, oversees an industry-sponsored self-regulatory system that permits competitors to resolve disputes over advertising claims, including promotions for savings off of regular prices. The NAD has no enforcement authority of its own but may refer promotions to the FTC that the NAD views as violating FTC guides or rules. Violations of these orders could result in substantial monetary penalties.

Additional or more stringent regulations of dietary supplements and other products have been considered from time to time. These developments could require reformulation of certain products to meet new standards, product recalls, discontinuation of production of certain products not amenable to reformulation, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting or other new requirements. Any such developments could increase our costs significantly. For example, the Dietary Supplement and Nonprescription Drug Consumer Protection Act, requiring mandatory adverse event reporting for all dietary supplements and over-the-counter drugs sold in the U.S., was recently signed into law. This law could materially increase our record keeping and documentation costs. In addition, we expect that the FDA will soon issue revised final rules on Good Manufacturing Practice, creating new requirements for manufacturing, packaging or holding of dietary ingredients and dietary supplements.

In Europe, non-compliance by us or others of relevant legislation can result in regulators bringing administrative or, in some cases, criminal proceedings. For example, in the U.K., it is common for regulators to prosecute retailers and manufacturers for non-compliance with legislation governing foodstuffs and medicines. Failure by us, the manufacturers or suppliers to comply with applicable legislation could result in prosecution and have a material adverse effect on our business, results of operations, financial condition and cash flows.

In Europe, regulations on health and nutrition claims were recently adopted. These regulations cover claims that can be made for foods (including supplements). Certain claims, such as those regarding general well-being, behavioral functions and weight-loss, may be prohibited or require prior approval. This may severely impact our European marketing and expansion efforts. We also anticipate the enactment of legislation that could significantly impact the formulation of our products. The legislation is expected to include dosage restrictions for certain vitamin and mineral supplements. The legislation may lead to some of our products being recalled or discontinued.

In addition, a European Union Directive governing product safety requires manufacturers to notify regulators about unsafe products and gives regulators in each member state the power to order product recalls. As a result, the number of product recalls in Europe has increased substantially. A product recall in Europe could have a material adverse effect on our business, result of operations, financial condition and cash flows.

Taxation risks could subject us to liability for past sales and cause our future sales to decrease.

We do not collect sales or other taxes on shipments of most of our goods into most states in the U.S. Currently, U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any of these initiatives were successful, we could be required to collect sales and use taxes in additional states. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us, reduce our competitive advantage over traditional retailers and decrease our future sales. Our warehousing and expected manufacturing centers, and any future expansion of them, along with other aspects of our evolving business, may result in additional sales and other tax obligations. One or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction eCommerce companies. A successful assertion by one or more states or foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers and otherwise harm our business.

Government regulation of the Internet and eCommerce is evolving and unfavorable changes could substantially harm our business and results of operation by impeding the growth and use of the Internet and thereby decreasing revenue.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. Existing and future laws and regulations may impede the growth and use of the Internet or other online services. These regulations and laws may address taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales, and other taxes, libel and personal privacy apply to the Internet and eCommerce. Unfavorable resolution of these issues could have a material adverse effect on our business, results of operations and financial condition.

Security breaches in the form of denial of service attacks and/or intruder theft, or destruction of our server or data base could significantly harm our business and results of operations by preventing us from processing orders.

Concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet, online services and online commerce. Failure to successfully prevent security breaches in the form of denial of service attacks and/or intruder theft or destruction of our server or data base could significantly harm our business and expose us to litigation. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including customer credit card and personal data, cause interruptions in our operations or damage our brand and reputation. We cannot assure you that our financial systems and other technological resources are completely secure from security breaches or sabotage. We may have to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, any well-publicized compromise of our security or the security of any other Internet provider could deter people from using our services or the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials. The occurrence of one or more of these events could have a material adverse effect on our business, results of operations and financial condition.

Computer viruses or Internet service interruptions could damage our business by limiting access to our website resulting in decreased product orders and revenue.

Computer viruses, worms and similar programs may cause our computer systems to incur delays or other service interruptions and expose us to liability. We currently maintain our principal data center in

Lexington, North Carolina and we have a redundant system in our Utah location. Order fulfillment delays and other service interruptions could occur in the event of a power outage coupled with failure of our generator system or physical damage to our computer systems from power surges, fire, wind, hurricanes, explosions, flooding or other calamities. All of these factors could have a material adverse effect on our business, results of operations and financial condition.

Our business depends in part on the continued growth in customer acceptance and confidence in eCommerce as a primary source for retail purchases.

During the fiscal year ended December 31, 2006, approximately 87% of our orders were placed online. Our future growth depends on continued customer acceptance of eCommerce as a primary source for retail purchases. Consumer confidence in eCommerce depends on maintaining a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. However, Internet infrastructure may not be able to support the demands placed on it if the number of Internet users continues to increase or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. We have no control over the providers of Internet access services to our customers. Interruptions, delays or capacity problems with any points of access between the Internet and our websites could adversely affect our ability to provide services to users of our websites. The temporary or permanent loss of all or a portion of our services on the Internet, the Internet infrastructure generally or our customers’ ability to access the Internet, could have a material adverse effect on our business, results of operations and financial condition.

Our inability to protect our intellectual property rights could adversely affect our business.

We have invested significant resources to promote our brand name. We own 11 patents and 51 trademarks registered with the U.S. Patent and Trademark Office for our NSI brand and certain NSI-branded products such as OcuPower®. We have also received U.S. and European Community registration for the trademarks Vitacost®, Nutraceutical Sciences Institute® and NSI®. We may not always be able to successfully enforce a trademark against competitors or against challenges by others. Our failure to successfully protect a trademark could diminish the value and effectiveness of our past and future marketing efforts and could cause customer confusion. This could in turn adversely affect our revenues and profitability. In addition, because of the differences in foreign trademark laws concerning proprietary rights, a trademark may not receive the same degree of protection in foreign countries as it does in the U.S. Generally, our products are not protected by patents. Patents we do have typically relate to formulations. However, such patents could be circumvented through minor alterations in formulation.

Our inability to defend against intellectual property claims could adversely affect our business.

We may in the future be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from manufacturing, selling or using some aspect of our products. Claims of intellectual property infringement may also require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Claims that our technology or products infringe on intellectual property rights could be costly and would divert the attention of management and key personnel, which in turn could adversely affect our revenues and profitability.

We operate in a highly competitive industry, and our failure to compete effectively could adversely affect our market share, financial condition and growth prospects.

The U.S. nutritional supplements retail industry is large and highly fragmented. Participants include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, on-line merchants, mail-order companies and a variety of other smaller participants. The principle elements of competition in the industry are price, selection and distribution channel offerings. We believe that the market is also highly sensitive to the introduction of new products, including various prescription drugs, which may rapidly capture a significant share of the market. In the U.S., we also compete for sales with heavily advertised national brands manufactured by large pharmaceutical and food companies, as well as other retailers. In addition, as some products become more mainstream, we experience increased competition for those products as more participants enter the market. Our future manufacturing operations will compete with manufacturers of third-party nutritional supplements. We may not be able to compete effectively and our attempt to do so may require us to increase marketing and/or reduce our prices, which may result in lower margins. Failure to effectively compete could adversely affect our market share, revenues and growth prospects.

The nutritional supplement market is particularly subject to rapidly and frequently changing consumer trends and preferences. Our failure to appropriately respond to changing consumer preferences and demand for new products and services could significantly harm our product sales, inventory management and customer relationships.

The nutritional supplement market is particularly subject to rapidly and frequently changing consumer trends and preferences. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not be able to respond in a timely or commercially appropriate manner to these changes. Our failure to accurately predict these trends could negatively impact our inventory levels, sales and consumer opinion of us as a source for the latest products. The success of our new product offerings depends upon a number of factors, including our ability to:

•	accurately anticipate customer needs;

•	innovate and develop new products;

•	successfully commercialize new products in a timely manner;

•	price our products competitively;

•	procure and maintain products in sufficient volumes and in a timely manner; and

•	differentiate our product offerings from those of our competitors.

If we do not introduce new products, make enhancements to existing products or maintain the appropriate inventory levels to meet customers’ demand in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

Our sales in international markets expose us to certain risks relating to commencing and maintaining operations in new and foreign jurisdictions, which may negatively affect our business.

In 2006, approximately 3% of our net sales were generated in 13 international markets throughout Europe, Central America, South America, Asia and the Pacific Rim. As part of our business strategy, we intend to expand our international presence. Our international operations are subject to a number of risks inherent to operations in foreign countries, and any expansion of our international operations will increase the effects of these risks. These risks include, among other things:

•	political and economic instability of foreign markets;

•	foreign governments’ restrictive trade policies;

•	exchange controls;

•	the imposition of, or increase in, duties, taxes, government royalties or non-tariff barriers;

•	fluctuation in foreign currency exchange rates;

•	increased costs in maintaining international marketing efforts and customer relations;

•	difficulties in enforcement of intellectual property rights; and

•	problems entering international markets with different cultural bases and consumer preferences.

Any of these risks could have a material adverse effect on our international operations and our growth strategy.

Insurance coverage, even where available, may not be sufficient to cover losses we may incur.

Our business exposes us to the risk of liabilities arising out of our products and operations. For example, we may be liable for claims brought by users of our products or by employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. Our operations are subject to closure and loss due to power outages, Internet and telephone line failures, work stoppages and acts of nature. For example, our Florida distribution center was closed for one day in 2005 after hurricane Wilma because our staff was unable to travel to work. We seek to minimize these risks through various insurance policies from third-party insurance carriers. However, our insurance coverage is subject to large individual claim deductibles, individual claim and aggregate policy limits and other terms and conditions. Our estimate of retained-insurance liabilities is subject to change as new events or circumstances develop that might materially impact the ultimate cost to settle these losses. We cannot assure you that our insurance will be sufficient to cover our losses. We do not view insurance, by itself, as a material mitigant to these business risks. Any losses that are not completely covered by our insurance could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The insurance industry has become more selective in offering certain types of liability insurance coverage, and we may not be able to obtain such insurance coverage in the future.

The insurance industry has become more selective in offering some types of insurance, including product liability, product recall and property casualty insurance. Our current insurance program is consistent with both our past level of coverage and our risk management policies and is renewable on an annual basis. However, we cannot assure you that we will be able to obtain comparable insurance coverage at favorable terms, or at all, in the future.

Our inventory is concentrated in two warehouse locations. Losses at either location could materially impact our business.

Our inventory is stored at warehouse facilities in Lexington, North Carolina and Spanish Fork, Utah. By the fourth quarter of 2007, we intend to close our Utah warehouse location and open a warehouse and distribution center in Las Vegas, Nevada. Any significant disruption in one of our distribution centers for any reason, such as a fire, flood, hurricanes, earthquakes or similar events, could adversely affect our product distributions and sales until such time as we are able to secure an alternative distribution method. In addition, we may experience theft of our products while they are being held in inventory. We have implemented security measures to prevent such theft and maintain insurance to cover such losses. However, if our security measures fail and our losses exceed our insurance coverage or result in service disruptions, our losses and the resulting harm to consumer satisfaction could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to transition our warehouse and distribution facility as planned, we may be unable to satisfy demand for our products.

We currently have warehouse and distribution centers in Utah and North Carolina. We intend to close our Utah facility in the fourth quarter of 2007 in anticipation of opening an alternative warehouse and distribution center in Las Vegas, Nevada. We cannot assure you that we will be able to complete the transition within our anticipated time frame or budget, if at all. Any delay in our transitioning to the new facility could impact our ability to meet demand for our products.

We are subject to a number of risks related to payments we accept which, if we fail to be in compliance with applicable credit card rules and regulations, will result in additional fees, fines and ultimately the revocation of the right to use the credit card company.

We accept payment by credit card and debit card. If we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and fraud. For credit and debit card payments, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers. In addition, we have and may continue to suffer losses as a result of orders placed with fraudulent credit and debit card data. Under current practices, a merchant is liable for fraudulent credit card transactions when the merchant does not obtain a cardholder’s signature. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by increased utility and fuel costs.

The costs of our sales may increase if there is an increase in our utility and fuels costs. Also, high oil costs can affect the cost of all raw materials, components and packaging costs. The competitive environment in which we operate may limit our ability to recover higher costs resulting from rising fuel prices, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We face significant inventory risk in the form of out-of-stock inventory which could in turn impact the availability and delivery of product resulting in lost revenues. We also face the risk of excess inventory impacting the price at which we are able to sell our products which could impact profitability.

We are exposed to significant inventory risks that may adversely affect our operating results as a result of seasonality, new product launches, changes in consumer tastes with respect to our products and other factors. We must accurately predict these trends and avoid overstocking or under-stocking products. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. In addition, when we begin selling a new product, it may be difficult to establish vendor relationships, determine appropriate product selection and accurately forecast product demand. The acquisition of certain types of inventory, or inventory from certain sources, may require significant lead-time and prepayment, and such inventory may not be returnable. Any one of the inventory risk factors set forth above may adversely affect our operating results.

Risks Related to This Offering

There has been no public market, and it is possible that no trading market will develop or be maintained, for our common stock, and you may not be able to resell shares of our common stock for an amount equal to or more than your purchase price.

Prior to this offering, there has not been a public market for our common stock. Therefore, stockholders should be aware that they cannot benefit from information about prior market history as to their decision to invest. There can be no assurance that a trading market will develop for our common stock or, if such a market does develop, how liquid that market might become or whether it will be maintained. The initial public offering price will be determined by our negotiations with the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained, you may be unable to sell the shares of common stock purchased in this offering at an acceptable price or at all.

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock could fluctuate significantly as a result of:

•	quarterly and annual variations in our operating results;

•

the level and quality of research analyst coverage for our common stock, changes in financial estimates or investment recommendations by securities analysts following our business or failure to meet such estimates;

•	the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet such disclosure;

•	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•	various market factors or perceived market factors, including rumors, whether or not correct, involving us, our customers, our suppliers or our competitors;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	sales of common stock by our directors, officers or significant stockholders;

•	introductions of new products or new pricing policies by us or by our competitors;

•	recruitment or departure of key personnel;

•	developments with respect to intellectual property rights;

•	acquisitions or strategic alliances by us or our competitors;

•	changes in shipping costs;

•	short sales, hedging and other derivative transactions in shares of our common stock;

•	the operating and stock price performance of other companies that investors may deem comparable to us;

•	broad market conditions and trends in the eCommerce industry and the economy as a whole; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

Fluctuations in the price of our common stock could contribute to the loss of all or part of your investment. Any of the factors listed above could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the offering price. In addition, stocks of Internet-related and eCommerce companies have historically experienced significant price and volume fluctuations that may have been unrelated or disproportionate to these companies’ operating performance. Public announcements by us or other such companies concerning, among other things, performance, accounting practices or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance. We could be the subject of securities class action litigation due to future stock price volatility, which could divert management’s attention and adversely affect our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of the common shares you purchase in this offering.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution because the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of

common stock. Based on an assumed offering price of $             per share, you will suffer immediate and substantial dilution of approximately $             per share if you purchase our common stock in this offering. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline and impair our ability to obtain capital through future stock offerings.

A substantial number of shares of our common stock could be sold into the public market after this offering. The occurrence of such sales, or the perception that such sales could occur, could materially and adversely affect our stock price and could impair our ability to obtain capital through an offering of equity securities in the future. The shares of common stock being sold in this offering will be freely tradable, except for any shares sold to our affiliates.

In connection with this offering, we, along with our officers, directors and certain stockholders, will have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 180 days after the date of this prospectus without Thomas Weisel Partners LLC’s consent. However, Thomas Weisel Partners LLC may release these shares from these restrictions at any time. In evaluating whether to grant such a request, Thomas Weisel Partners LLC may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume, stock price, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

A total of approximately              shares of common stock may be sold in the public market by existing stockholders on or about 181 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities law. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In addition, as of June 30, 2007, we had outstanding options to purchase 2,666,500 shares of common stock. We plan to register for offer and sale the shares of common stock that are reserved for issuance pursuant to options. Shares covered by such registration statements upon the exercise of stock options or warrants generally will be eligible for sale in the public market, except that affiliates will continue to be subject to volume limitations and other requirements of Rule 144. The issuance or sale of such shares could depress the market price of our common stock.

Given our limited resources, being a public company will substantially increase our administrative costs which could materially impact our business and financial condition.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Sarbanes-Oxley, as well as new rules subsequently implemented by the SEC and the Nasdaq Global Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and/or costly. For example, we are migrating our core financial systems to our new accounting system, adopting additional internal and disclosure controls and procedures, retaining a transfer agent and a financial printer and adopting corporate governance policies. In addition, as a public company, we will incur the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Section 404 of Sarbanes-Oxley requires us to include an internal control report with our annual report on Form 10-K. That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Additionally, beginning with our annual report on Form 10-K for the year ending December 31, 2008, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and a report on its evaluation of the operating effectiveness of our internal control over financial reporting. The material weaknesses and any other deficiencies in internal control that we currently have identified and that we may identify in the future will need to be addressed as part of the evaluation of our internal control over financial reporting and may impair our ability to comply with Section 404. If we are not able to successfully implement internal control over financial reporting, we may not be able to accurately and timely report on our financial position, results of operations or cash flows, which could adversely affect our business and investor confidence in us.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

Our executive officers, directors and affiliated entities controlled by us or these individuals will together beneficially own or control approximately         % of our common stock outstanding after completion of this offering. Furthermore, pursuant to the terms of our amended and restated bylaws, certain actions may be taken with the approval of any stockholder or group of stockholders owning shares in excess of 10%, including the ability to call a special meeting for the purpose of electing directors. In addition, we are prohibited from taking certain actions without the approval of the 10% stockholders. As a result, certain stockholders will have substantial influence and control over management and matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions favored by these stockholders might be taken even if other stockholders oppose those actions. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may consider beneficial.

Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include:

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	advance notice requirements for stockholder proposals and nominations; and

•	limitations on convening stockholder meetings.

As a result of these and other provisions in our amended and restated certificate of incorporation, the price investors may be willing to pay in the future for shares of our common stock may be limited.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Further, certain of our employment agreements and incentive plans provide for vesting of stock options and/or payments to be made to the employees thereunder if their employment is terminated in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price. See “Executive Compensation — Employment Agreements with Named Executive Officers” and “Executive Compensation — Benefit Plans — Change in Control; Corporate Transaction; Change in Capitalization.”

We have not declared or paid any cash dividends on our common stock, nor do we intend to do so, which could depress the trading price of our common stock.

We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividend in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. For more information, see “Dividend Policy.”

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” may contain forward-looking statements. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue,” “seek” or the negative of these terms or other comparable terminology, or by discussions of strategy.

All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs but they are inherently uncertain. We may not realize our expectations and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements are set forth in this prospectus, under the heading “Risk Factors” and include, among others:

•	difficulty in developing and integrating the manufacturing facility into our operations;

•	significant competition in our industry;

•	unfavorable publicity or consumer perception of our products on the Internet;

•	the incurrence of material product liability and product recall costs;

•	costs of compliance and our failure to comply with government regulations;

•	our failure to keep pace with the demands of our customers for new products;

•	disruptions in our manufacturing system or losses of manufacturing certifications; and

•	the lack of long-term experience with human consumption of some of our products with innovative ingredients.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the U.S. and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Consequently, forward-looking statements should be regarded solely as our current plans, estimates and beliefs. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the “Risk Factors” section and elsewhere in this prospectus could have a material adverse effect on our business, results of operations, financial condition, cash flows, customer relationships and NSI®-brand value. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the              shares of our common stock that we are selling in this offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $             million. We will not receive any proceeds from the sale of shares by any selling stockholder.

We intend to use the net proceeds from this offering as follows: (i) approximately $12 million to retrofit a 112,000 square foot manufacturing and distribution facility in Lexington, North Carolina; (ii) approximately $9.5 million to equip the Lexington, North Carolina manufacturing and distribution facility and the Las Vegas, Nevada distribution facility; and (iii) the balance for working capital and general corporate purposes.

The expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts and purposes for which we allocate the net proceeds from this offering may vary significantly depending upon a number of factors, including cost of development of our new facility, amount of financing, if any, obtained for our new facility, our future sales, cash flows from operations and the growth of our business. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering, and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we currently plan to retain any earnings to finance the growth of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations and capital requirements as well as other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007 on an actual basis and on an as adjusted basis to give effect to the sale by us of              shares of common stock at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, less the underwriting discount and commissions and estimated offering expenses.

The table below should be read in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our financial statements and related notes included elsewhere in this prospectus.

	June 30, 2007
	Actual	As Adjusted
	(unaudited) (in thousands, except shares and per share data)
Total debt	$5,401
Stockholders’ equity
Preferred stock, $0.00001 par value, 25,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—
Common stock, $0.00001 par value, 100,000,000 shares authorized, 29,150,415 shares issued and outstanding, actual; shares issued and outstanding, as adjusted(1)	—
Paid-in-capital	8,890
Accumulated deficit	(3,479)

Total stockholders’ equity	5,411	$

Total capitalization	$10,812	$

(1)	Excludes the following as of June 30, 2007: (i) 2,666,500 shares of common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $2.47 per share; and (ii) 2,719,000 shares of common stock reserved for future issuance under our stock option plans, which include shares reserved for future issuance under our 2000 Plan and our 2006 Plan.

DILUTION

Our net tangible book value as of June 30, 2007 was approximately $3,159,611, or $0.11 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to our sale of              shares at an assumed initial public offering price of $             per share, which represents the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our adjusted pro forma net tangible book value at June 30, 2007 would have been $            , or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of shares in this offering. The following table illustrates this per share dilution:

Amount
Assumed initial public offering price per share
Pro forma net tangible book value per share as of June 30, 2007	$0.11
Increase per share attributable to new investors
Adjusted pro forma net tangible book value per share after the offering
Dilution per share to new investors

The following table summarizes as of June 30, 2007, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by the new investors at an assumed initial public offering price of $             per share before deducting the estimated underwriting discounts and commissions and estimated expenses of this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	194%			$8,890,721%				$0.305
New investors			%	$		%	$

Total		100.0%			$100.0%		$

The discussion and tables also exclude any shares reserved for issuance under our stock option plans, of which 2,666,500 were subject to options outstanding on June 30, 2007, at a weighted average exercise price of $2.47 and 2,719,000 shares available for future grant, which includes shares reserved for future issuance under our 2000 Plan and our 2006 Plan. To the extent the options are exercised, there will be further dilution to new investors. The issuance of common stock in connection with the exercise of these options will result in further dilution to new investors.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below has been derived from our consolidated financial statements. The statement of operations data for each of the fiscal years ended December 31, 2004, 2005 and 2006 and the balance sheet data at December 31, 2005 and 2006 are derived from our audited financial statements that are included in this prospectus. The statement of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data at December 31, 2002, 2003 and 2004 are derived from 2002 unaudited and audited 2003 and 2004 financial statements that are not included in this prospectus. The statement of operations data for the six months ended June 30, 2006 and 2007 and the balance sheet data at June 30, 2007 are derived from our unaudited financial statements that are included in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected in any future period.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)					(unaudited)
	(in thousands, except shares and per share data)
Consolidated Statements of Operations:
Net sales	$ 11,510	$ 22,477	$ 29,644	$ 41,488	$ 66,357	$ 30,414	$ 46,121
Cost of goods sold	7,804	15,837	20,667	29,461	47,067	21,863	32,375
Gross profit	3,706	6,640	8,976	12,027	19,289	8,551	13,746
Operating expenses:
Fulfillment	543	1,438	2,065	2,646	4,140	1,901	2,859
Sales and marketing	2,360	3,606	4,106	5,135	6,991	3,250	5,037
General and administrative	1,704	2,186	3,451	4,851	8,004	3,811	4,955

Total operating expenses	4,607	7,230	9,623	12,633	19,134	8,961	12,852

Operating income (loss)	(901)	(590)	(646)	(606)	155	(410)	895
Interest income (expense), net	(12)	(7)	(3)	(10)	(17)	3	(64)
Other income (expense), net	101	(15)	33	(1)	25	7	838
Income tax benefit	—	—	—	—	11	—	22
Net income (loss)	$ (812)	$ (612)	$ (615)	$ (617)	$ 173	$ (401)	$ 1,691

Net income (loss) per share:
Basic	not available	$ (.02)	$ (.02)	$ (.02)	$ .01	$ (.01)	$ .06
Diluted	not available	$ (.02)	$ (.02)	$ (.02)	$ .01	$ (.01)	$ .06
Weighted average number of shares outstanding:
Basic	not available	28,426,774	27,696,833	27,547,668	27,548,278	27,536,000	29,107,176
Diluted	not available	28,426,774	27,696,833	27,547,668	27,863,064	27,536,000	29,502,040

	December 31,					June 30, 2007
	2002	2003	2004	2005	2006
	(unaudited)					(unaudited)
Consolidated Balance Sheets:
Cash and cash equivalents	$819	$385	$439	$316	$101	$365
Inventory	945	3,486	3,444	4,669	8,864	12,531
Working capital (deficit)	1,450	801	84	(728)	(1,895)	(1,970)
Total assets	5,295	7,521	7,896	9,229	15,527	26,303
Deferred revenue	—	—	—	646	901	656
Total debt	11	—	—	410	700	5,401
Total stockholders’ equity	4,567	4,231	3,499	2,878	3,458	5,411

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our “Selected Financial Data” and our consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under the heading “Risk Factors,” beginning on page seven of this prospectus.

Overview

We are an online retailer of nutritional supplements and health and wellness products. We offer our customers a selection of over 7,000 SKUs from approximately 400 brands, including our own Nutraceutical Sciences Institute® - or NSI®-branded products (“NSI”). We sell direct to our customers through our website, www.vitacost.com, and our catalogues. In 2006, approximately 87% of our net sales were generated from online orders.

As of December 31, 2006, we had approximately 409,000 customers, who had ordered from us in the prior 12-month period. We continue to spend on marketing to drive traffic and buyers to our website as we believe this is the most effective way to increase demand for our nutritional products and increase net sales.

Our business is affected by an aging population, rising healthcare costs and the level of public awareness and interest in nutrition as a means to maintaining health. Changes in these trends and other factors, which we may not foresee, may also impact our business. We respond to changing consumer preferences through the development of new formulations and products under our proprietary NSI brand and the introduction of select third-party products.

Sources of Revenue

We derive our revenues through the sale of product, freight billed to customers associated with the shipment of product and advertising revenue. Our primary source of revenue is the sale of products and for the years ended December 31, 2004, 2005 and 2006, product net sales accounted for 93%, 93% and 92%, respectively, of our total net sales. Freight billed to customers for the years ended December 31, 2004, 2005 and 2006 accounted for 7%, 7% and 8%, respectively, of our total net sales. Advertising sales are comprised of revenues that we generate through agreements to display third-party advertising on our website. Such advertising began in 2006 and represented under 1% of our net sales in that year.

Cost of Goods Sold and Operating Expenses

Cost of Goods Sold.    Cost of goods sold consists primarily of the cost of the product and the cost of shipping the product to the customer.

Fulfillment.    Fulfillment expenses include the costs of warehouse supplies, equipment, maintenance, employees and rent.

Sales and Marketing.    Sales and marketing expenses include advertising and promotional expenditures, website referral expenditures, including third-party content license fees, traditional media advertising, catalogue expenses and payroll related expenses for personnel engaged in marketing, sales, website development and maintenance, and new product research, development and introduction. We expense advertising costs as incurred.

General and Administrative.    General and administrative expenses consist of management and executive compensation, customer service compensation, credit card fees, professional services and general corporate expenses, such as depreciation, amortization, telephone expenses, office supplies and repairs and maintenance on office equipment.

Factors Influencing Future Operating Results

The following factors and events may influence our future operating results:

•

Development of Manufacturing and Distribution Facility.    In February 2007, we acquired a building in Lexington, North Carolina. The facility will allow us to approximately double our SKU capacity and provide us with the ability to manufacture most of our proprietary NSI®-branded products. While we incurred conversion, start-up and transition costs associated with the opening of the new facility, we believe the new facility will produce savings through further automation of the order fulfillment process. While we expect to incur conversion, start-up and transition costs associated with the development of manufacturing in our North Carolina facility, we believe manufacturing products will reduce the costs of our proprietary products by eliminating the third-party manufacturing margin from the supply chain. The purchase of the facility was financed by a secured loan.

•

Second Distribution Facility.    In June 2006, we opened a second distribution center in Spanish Fork, Utah in order to shorten the transit time to increase overall customer satisfaction and to reduce the cost of shipping to the western half of the U.S. The company will receive a full year of these benefits in 2007. The lease commenced on April 1, 2006 and expired March 31, 2007. The lease allows for four quarterly options to extend the lease which, if all four quarterly options are exercised, extends the lease to March 31, 2008. We have currently exercised the option through December 31, 2007. In June 2007, the company entered into a lease for a warehouse and distribution facility in Las Vegas, Nevada to replace the Spanish Fork, Utah facility. It is anticipated that the Spanish Fork, Utah facility will close and the Las Vegas, Nevada facility will open in the fourth quarter of 2007. To the extent the facility is relocated in 2007, costs of relocation may exceed any benefits realized.

•

Research and Product Development.    Our growth strategy includes the expansion and enhancement of product offerings under our NSI brand and the addition of select third-party manufactured products. This expansion in product offerings will be based upon published scientific research in the nutraceutical and dietary marketplaces and the demands of our customers. To successfully execute our growth strategy, we expect an increase in our product research and development costs.

•

Competitive Pricing.    The market for nutritional supplements is highly competitive and price sensitive. Our value proposition to our customers includes a commitment to provide consistently low prices to our customers. To execute this element of our business strategy, we have in the past lowered the offered price for selected third-party branded products. Implementing this strategy again in the future would have a negative impact on our operating margin.

•

Operation as a Public Company.    Our historical results of operations reflect our operation as a private company. Following this offering, our general and administrative expenses will increase as a result of becoming a public company. We currently anticipate that our total annual general and administrative expenses following the completion of this offering will increase. This anticipated increase will result from the cost of accounting and support services which we expect to incur after the completion of this offering, including costs related to compliance with the Sarbanes-Oxley Act of 2002 and the staffing of an internal audit function, filing annual and quarterly reports with the SEC, increased audit fees, investor relations, directors’ compensation, directors’ and officers’ insurance, legal fees, registrar and transfer agent fees and Nasdaq fees. Our financial statements following this offering will reflect the impact of these increased expenses, making it more difficult to compare our financial statements with periods prior to the completion of this offering.

Results of Operations

The following table sets forth certain consolidated statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	69.7%	71.0%	70.9%	71.8%	70.2%

Gross profit	30.3%	29.0%	29.1%	28.1%	29.8%

Operating expenses:
Fulfillment	7.0%	6.4%	6.2%	6.3%	6.2%
Sales and marketing	13.9%	12.4%	10.5%	10.6%	10.9%
General and administrative	11.6%	11.7%	12.1%	12.5%	10.7%

Total operating expenses	32.5%	30.4%	28.8%	29.5%	27.8%

Operating income (loss)	(2.2)%	(1.5)%	0.2%	(1.4)%	2.0%
Net income (loss)	(2.1)%	(1.5)%	0.3%	(1.3)%	3.7%

Comparison of Six Months Ended June 30, 2007 to Six Months Ended June 30, 2006

Net Sales.    Net sales increased by $15.7 million, or 51.7%, to $46.1 million for the six months ended June 30, 2007 from $30.4 million for the six months ended June 30, 2006.

A summary of net sales for the six months ended June 30, 2006 and 2007 is as follows (in thousands):

	Six Months Ended June 30,
	2006	2007	$ Increase	% Increase
Third-party product	$17,803	$25,633	$7,830	44.0%
NSI and other proprietary product	9,958	16,831	6,873	69.0%
Advertising sales	—	254	254	n/a
Billed freight	2,653	3,403	750	28.3%

	$30,414	$46,121	$15,707	51.7%

Net sales of our proprietary products, including our NSI-branded products, increased by $6.9 million, or 69.0%, from $10.0 million in 2006 to $16.8 million in 2007, and sales of third-party products increased by $7.8 million, or 44.0%, from $17.8 million in 2006 to $25.6 million in 2007. The increase in net sales was primarily the result of the net increase in the company’s customer base and from an increase in average order value. Our customer base increased from approximately 333,000 active customers at June 30, 2006 to approximately 482,000 active customers at June 30, 2007. Although prices remain competitive in the supplement market, our overall average order value, including freight billed to customers, increased from $74 for the six months ended June 30, 2006 to $77 for the six months ended June 30, 2007 due to customers ordering more products per order.

Cost of Goods Sold.    Cost of goods sold increased by $10.5 million, or 48.1%, to $32.4 million for the six months ended June 30, 2007 from $21.9 million for the six months ended June 30, 2006. As a percentage of net sales, cost of goods sold decreased to 70.2% for 2007 from 71.8% for 2006 primarily due to the opening of our distribution center in Spanish Fork, Utah during the second quarter of 2006, which allowed us to reduce shipping costs related to our customers in the western half of the U.S.

Gross Profit.    As a result of the changes discussed in net sales and cost of goods sold, gross profit increased by $5.2 million, or 60.8%, to $13.7 million for the six months ended June 30, 2007 from $8.6 million for the six months ended June 30, 2006 and gross profit as a percentage of net sales increased to 29.8% in 2007 from 28.1% in 2006.

Fulfillment.    Fulfillment expense increased $958,406, or 50.4%, to $2.9 million for the six months ended June 30, 2007 from $1.9 million for the six months ended June 30, 2006. As a percentage of net sales, fulfillment expense decreased to 6.2% for 2007 from 6.3% for 2006. This decrease in fulfillment expense as a percentage of net sales was primarily attributable to utilization of excess fulfillment capacity.

Sales and Marketing.    Sales and marketing expense increased $1.8 million, or 55.0%, to $5.0 million for the six months ended June 30, 2007 from $3.2 million for the six months ended June 30, 2006. The aggregate dollar increase in sales and marketing expense is the result of certain incentive programs and on-line advertising that are variable and therefore increase as volume increases. As a percentage of sales, sales and marketing expense increased slightly to 10.9% for 2007 from 10.7% for 2006, due primarily to expansion of call center personnel.

General and Administrative.    General and administrative expenses increased $1.1 million, or 30.0%, to $5.0 million for the six months ended June 30, 2007 from $3.8 million for the six months ended June 30, 2006. As a percentage of sales, general and administrative expenses decreased to 10.7% for 2007 from 12.5% for 2006, primarily due to better utilization of fixed related costs.

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

Net Sales.    Net sales increased by $24.9 million, or 59.9%, to $66.4 million for fiscal year ended 2006 from $41.5 million for fiscal 2005.

A summary of net sales for the year ended December 31, 2005 and 2006 is as follows (in thousands):

	Year Ended December 31,
	2005	2006	$ Increase	% Increase
Third-party product	$25,515	$38,232	$12,717	49.8%
NSI and other proprietary product	12,897	22,542	9,645	74.8%
Advertising sales	—	132	132	—
Billed freight	3,076	5,451	2,375	77.2%

	$41,488	$66,357	$24,869	59.9%

Net sales of our proprietary products increased by $9.6 million, or 74.8%, from $12.9 million in 2005 to $22.5 million in 2006, and sales of third-party products increased by $12.7 million, or 49.8%, from $25.5 million in 2005 to $38.2 million in 2006. The increase in net sales was primarily the result of the net increase in the company’s customer base and from an increase in average order value. Our customer base increased from approximately 279,000 active customers at December 31, 2005 to approximately 409,000 active customers at December 31, 2006. Although product pricing remains competitive within the supplement market, our overall average order value including freight billed to customers, increased from $70 for the year ended December 31, 2005 to $74 for the year ended December 31, 2006 due to customers ordering more products per order.

Cost of Goods Sold.    Cost of goods sold increased by $17.6 million, or 59.8%, to $47.1 million for 2006 from $29.5 million in 2005. As a percentage of net sales, cost of goods sold decreased to 70.9% for

2006 from 71.0% for 2005. The decrease is primarily due to the opening of our distribution center in Spanish Fork, Utah in 2006, which allowed us to reduce shipping costs to our customers in the western half of the U.S. Cost of goods sold, excluding freight, increased by $15.2 million from $25.0 million in 2005 to $40.2 million in 2006, or a 60.8% increase. The increase was slightly higher than the 59.9% growth in sales primarily due to competitive pricing to offer the best value possible to maximize aggregate gross profit dollars through shipment of higher unit volume.

Gross Profit.    As a result of the changes discussed in net sales and cost of goods sold, gross profit increased by $7.3 million, or 60.4%, to $19.3 million in 2006 from $12.0 million in 2005 and gross profit as a percentage of net sales increased to 29.1% in 2006 from 29.0% in 2005.

Fulfillment.    Fulfillment expense increased $1.5 million or 56.5%, to $4.1 million for 2006 from $2.6 million in 2005. As a percentage of net sales, fulfillment expense decreased to 6.2% for 2006 from 6.4% for 2005. This decrease in fulfillment expense as a percentage of net sales was primarily attributable to benefiting for a full fiscal year from efficiencies realized through technology investments made during the first quarter of 2005, which enabled all orders to be filled through a paperless and wireless process.

Sales and Marketing.    Sales and marketing expense increased $1.9 million, or 36.1%, to $7.0 million in 2006 from $5.1 million in 2005. The aggregate dollar increase in sales and marketing expense was the result of certain incentive programs and on-line advertising that increase as volume increases. As a percentage of sales, however, sales and marketing expense decreased to 10.5% for 2006 from 12.4% for 2005, due primarily to an increase in website conversion rates and to new customers identified through customer referrals, resulting in increased sales realization.

General and Administrative.    General and administrative expenses increased $3.2 million, or 65.0%, to $8.0 million in 2006 from $4.9 million in 2005. The gross increase in general and administrative expenses in 2006 is primarily attributable to an increase in information technology related department expenses of approximately $942,200, an increase in credit card processing fees of approximately $714,400 due to an increase in the number of transactions associated with the increase in net sales and an increase in depreciation and amortization of approximately $301,600 primarily relating to the opening of the Spanish Fork, Utah distribution center in the second quarter of 2006. As a percentage of sales, general and administrative expense increased to 12.1% for 2006 from 11.7% for 2005, primarily due to an increase in information technology related department expenses from $1.1 million in 2005 to $2.0 million for 2006, or an 82% increase. The increase in information technology expense was primarily for our website development to improve its speed, efficiency and ease of use to enhance the shopping experience for our customers.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

Net Sales.    Net sales increased by $11.8 million, or 40.0%, to $41.5 million for fiscal year ended 2005 from $29.6 million for fiscal 2004.

A summary of net sales for the years ended December 31, 2004 and 2005 is as follows (in thousands):

	Year Ended December 31,
	2004	2005	$ Increase	% Increase
Third-party product	$17,792	$25,515	$7,723	43.4%
NSI and other proprietary product	9,784	12,897	3,113	31.8%
Advertising sales	—	—	—	—
Billed freight	2,068	3,076	1,008	48.7%

	$29,644	$41,488	$11,844	40.0%

Net sales of our proprietary products increased by $3.1 million, or 31.8%, from $9.8 million in 2004 to $12.9 million in 2005, and sales of third-party products increased by $7.7 million, or 43.4%, from $17.8 million in 2004 to $25.5 million in 2005. The increase in net sales was primarily the result of the net increase in the customer base from approximately 185,000 active customers at December 31, 2004 to approximately 279,000 active customers at December 31, 2005.

Cost of Goods Sold.    Cost of goods sold increased by $8.8 million, or 42.6%, to $29.5 million for 2005 from $20.7 million in 2004. As a percentage of net sales, cost of goods sold increased to 71.0% for 2005 from 69.7% for 2004. This increase in cost of goods sold as a percentage of net sales was primarily attributable to an increase in shipping costs of $1.5 million, or 51.7%, from $2.9 million in 2004 to $4.4 million in 2005 due to the selection of faster shipping options resulting in higher rates to certain parts of the country. Cost of goods sold, excluding freight, increased by $7.2 million from $17.8 million in 2004 to $25.0 million in 2005, or a 40.5% increase, which was slightly higher than the 40.0% growth in sales primarily due to competitive pricing to increase unit volume.

Gross Profit.    As a result of the changes discussed in net sales and cost of goods sold, gross profit increased by $3.1 million, or 34.0%, to $12.0 million in 2005 from $9.0 million in 2004 and gross profit as a percentage of net sales decreased to 29.0% in 2005 from 30.3% in 2004.

Fulfillment.    Fulfillment expense increased $581,450, or 28.2%, to $2.6 million for 2005 from $2.1 million in 2004. As a percentage of net sales, fulfillment expense decreased to 6.4% for 2005 from 7.0% for 2004. This decrease in fulfillment expense as a percentage of net sales was primarily attributable to efficiencies realized through technology investments during the first quarter of 2005, which allowed all orders to be filled through a paperless and wireless process.

Sales and Marketing.    Sales and marketing expense increased $1.0 million, or 25.1%, to $5.1 million in 2005 from $4.1 million in 2004. The aggregate dollar increase in sales and marketing expense was the result of certain incentive programs and on-line advertising that increase as volume increases. As a percentage of sales, however, sales and marketing expense decreased to 12.4% for 2005 from 13.9% for 2004 due primarily to an increase in website conversion rates and to new customers identified through customer referrals, resulting in increased sales realization.

General and Administrative.    General and administrative expenses increased $1.4 million, or 40.6%, to $4.9 million in 2005 from $3.5 million in 2004. As a percentage of sales, general and administrative expense increased to 11.7% for 2005 from 11.6% for 2004. The gross amount of increase in general and administrative expenses in 2005 is primarily attributable to an increase in payroll and related expenses of approximately $526,400, an increase in credit card processing fees of approximately $331,300 due to an increase in the number of transactions associated with the increase in net sales and an increase in depreciation and amortization of $184,500 primarily relating to information technology upgrades implemented during the first quarter of 2005.

Consolidated Statements of Operations

	Quarters Ended
	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	March 31, 2007	June 30, 2007
	(in thousands, except per share data)
	(unaudited)
Consolidated Statements of Operations:
Net sales	$11,191	$11,937	$14,715	$15,699	$16,962	$18,981	$22,809	$23,312
Gross profit	3,321	3,673	4,139	4,412	4,919	5,820	6,776	6,971
Operating expenses:
Fulfillment	596	705	801	1,099	1,004	1,236	1,139	1,720
Sales and marketing	1,463	1,418	1,607	1,642	2,028	1,713	2,459	2,578
General and administrative	1,227	1,296	1,712	2,099	1,909	2,284	2,561	2,395

Total operating expenses	3,286	3,419	4,120	4,840	4,941	5,233	6,158	6,693

Operating income (loss)	35	254	18	(429)	(22)	587	617	278
Interest income (expense), net	—	(12)	2	—	(1)	(19)	(27)	(36)
Other income (expense), net	(26)	32	7	—	12	6	760	78
Income tax benefit	—	—	—	—	—	11	—	22
Net income (loss)	9	274	28	(428)	(11)	585	1,350	341

Net income (loss) per share:
Basic	$0.00	$0.01	$0.00	$(0.02)	$(0.00)	$0.02	$0.05	$0.01
Diluted	$0.00	$0.01	$0.00	$(0.02)	$(0.00)	$0.02	$0.05	$0.01

Weighted average number of shares outstanding:
Basic	27,551	27,548	27,536	27,536	27,536	27,548	28,550	29,107
Diluted	27,551	27,548	28,791	27,536	28,467	27,863	28,696	29,502

	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	March 31, 2007	June 30, 2007
	(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	29.7	30.8	28.1	28.1	29.0	30.7	29.7	29.9

Operating expenses:
Fulfillment	5.3	5.9	5.4	7.0	5.9	6.5	5.0	7.4
Sales and marketing	13.1	11.9	10.9	10.5	12.0	9.0	10.8	11.1
General and administrative	11.0	10.9	11.6	13.4	11.3	12.0	11.2	10.3

Total operating expenses	29.4	28.6	28.0	30.8	29.1	27.6	27.0	28.8

Operating income (loss), net	0.3	2.1	0.1	(2.7)	(0.1)	3.1	2.7	1.2
Interest income (expense), net	—	(0.1)	—	—	—	(0.1)	(0.1)	.2
Other income (expense), net	(0.2)	0.3	0.1	—	0.1	—	3.3	—
Income tax benefit	—	—	—	—	—	0.1	—	0.1
Net income (loss)	0.1	2.3	0.2	(2.7)	(0.1)	3.1	5.9	1.5

Historical Cash Flows

Comparison of Six Months Ended June 30, 2007 to Six Months Ended June 30, 2006

Net Cash Provided by Operating Activities.    For the six months ended June 30, 2007, net cash provided by operations was $1.3 million compared to $2.4 million for the six months ended June 30, 2006. In 2007, inventory and accounts payable increased at slower rates than in the comparable period, resulting in a decrease in net cash provided by operating activities of $1.0 million compared to 2006.

Net Cash Provided by Investing Activities.    For the six months ended June 30, 2007, net cash used in investing activities was $4.8 million compared to $2.5 million for the six months ended June 30, 2006. Our investing activities consist primarily of the acquisition of property and equipment. Major assets purchased during the six months ended June 30, 2007 and 2006 were a building and equipment in Lexington, North Carolina and land in Spanish Fork, Utah, respectively.

Net Cash Provided by Financing Activities.    For the six months ended June 30, 2007, net cash provided by (used in) financing activities was $3.7 million compared to $(96,250) for the six months ended June 30, 2006. The financing activities for the six months ended June 30, 2007 consisted primarily of proceeds from a mortgage note for the building and a line of credit for equipment, both related to the facility in Lexington, North Carolina.

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

Net Cash Provided by Operating Activities.    For the year ended December 31, 2006, net cash provided by operations was $2.1 million compared to $476,007 and $622,914 for the years ended December 31, 2005 and 2004, respectively. The increase in 2006 of $1.6 million was primarily attributable to an increase in net income of $789,866 and to increases in accounts payable and accrued expenses, which is partially offset by increases in inventory. The decrease in 2005 of $146,907 from 2004 was primarily attributable to increases in inventory partially offset by an increase in deferred revenue.

Net Cash Used in Investing Activities.    For the year ended December 31, 2006, net cash used in investing activities was $2.9 million compared to $1.0 million and $285,723 for the years ended December 31, 2005 and 2004, respectively. Our investing activities consist primarily of the acquisition of property and equipment. Expenditures for property and equipment during 2006, 2005 and 2004 related to the acquisition of furniture, fixtures and equipment and technology system infrastructure, including software required to expand capacity and improve overall operating efficiency. Major assets purchased during 2006, 2005, and 2004 were land in Spanish Fork, Utah, information technology upgrades and computer equipment, respectively.

Net Cash Provided by (Used in) Financing Activities.    Net cash provided by (used in) financing activities was $589,601, $405,949 and $(133,114) for the years ended December 31, 2006, 2005 and 2004, respectively. Our financing activities consist primarily of the sales of common stock, net of payments for the redemption of common stock and borrowings.

In 2006, we issued $299,345 of common shares and received proceeds from a bank loan of $500,000. In 2005, we issued no common shares and redeemed $3,750 of common stock and received proceeds from a bank loan of $492,199. In 2004, we issued no common shares and redeemed $117,000 of common stock.

The $183,652 increase in cash provided by financing activities in 2006 as compared to 2005 was primarily due to the issuance of common stock to support working capital requirements and the proceeds from the issuance of notes payable, net of principal repayments, in connection with equipment related the expansion to a second leased distribution facility in Spanish Fork, Utah.

The $539,063 increase in cash provided by financing activities in 2005 as compared to 2004 was primarily due to the proceeds from the issuance of notes payable in connection with the financing of the information technology upgrades.

In November 2004, we entered into a term loan agreement with a commercial bank for $495,000 aggregate principal with interest at the prime rate plus 1.0%. The proceeds were received and used for the financing of information technology upgrades during 2005, which serve as the collateral along with other equipment, and there are no restrictive covenants in connection with such loan agreement. The principal of the loan is being repaid in monthly installments. The loan matures on June 1, 2008.

In September 2006, we entered into a term loan agreement with a commercial bank for $500,000 aggregate principal with interest at the prime rate plus 1.0%. The proceeds were received and used for equipment related to the expansion into a second leased distribution facility in Spanish Fork, Utah. The equipment serves as the collateral along with other equipment, and there are no restrictive covenants in connection with such loan agreement. The principal of the loan is being repaid in monthly installments. The loan matures on October 5, 2009.

Liquidity and Capital Resources

Since our formation, we have primarily funded our operations through the sale of equity securities and cash generated from operations.

Comparison at June 30, 2007 to June 30, 2006

Liquidity.    The significant components of our working capital are inventory and cash reduced by accounts payable and accrued expenses. The working capital characteristics of our business allow us to collect cash from sales to customers within a few business days of the related sale, while we typically have extended payment terms with our suppliers. At June 30, 2007, we had $364,500 in cash and cash equivalents and a working capital deficit of $2.0 million compared with $101,376 in cash and cash equivalents and working capital deficit of approximately $1.9 million at December 31, 2006. The $74,889 decrease in working capital was primarily the result of the sale of land in Spanish Fork, Utah. The land was sold in February 2007 and the company realized a gain on the sale of $802,460.

On August 3, 2007, the Company entered into a loan and security agreement with a financial institution with maximum borrowings equal to the lesser of $8.0 million or the borrowing base amount which is based on a percentage of eligible inventories. The initial term of the agreement will be through August 2010 with the option to renew year to year thereafter unless terminated by either party. The agreement also provides for letters of credit up to $1.0 million. Borrowings bear interest at a rate equal to one-month LIBOR plus 1.75%. The line of credit is collateralized by all personal property of the Company excluding equipment. Under the agreement, the Company must maintain certain ratios and limit the amount of unfinanced capital expenditures. Borrowings made on the loan subsequent to June 30, 2007 were used to repay term loans with a different financial institution.

Aggregate Notes Payable.    The future aggregate maturities of borrowings are as follows:

Year Ending December 31,	Amount
2007 (six months remaining)	$638,478
2008	353,840
2009	380,411
2010	406,315
2011	434,678
thereafter	3,187,556

$5,401,278

We believe that cash and cash equivalents currently on hand, cash flows from operations, and the net proceeds of this Offering will be sufficient to continue our operations for the next 12 months. Our future capital requirements will depend on many factors, including the rate of our revenue growth; the timing and extent of expenditures to enhance our website, network infrastructure, and transaction processing systems; the extent of our advertising and marketing programs; the levels of the inventory we maintain; and other factors relating to our business. We may require additional financing in the future in order to execute our operating plan. We cannot predict whether future financing, if any, will be in the form of equity, debt, or a combination of each. We may not be able to obtain additional funds on a timely basis, on acceptable terms, or at all.

Comparison at December 31, 2006 to December 31, 2005

Liquidity.    The significant components of our working capital are inventory and cash reduced by accounts payable and accrued expenses. The working capital characteristics of our business allow us to collect cash from sales to customers within a few business days of the related sale, while we typically have extended payment terms with our suppliers. At December 31, 2006, we had $101,376 in cash and cash equivalents and a working capital deficit of $1.9 million compared with $315,920 in cash and cash equivalents and a working capital deficit of $727,762 in working capital at December 31, 2005. The $1.2 million decrease in working capital was primarily the result of purchasing land in Spanish Fork, Utah. The land was sold in February 2007 and the company realized a gain on the sale of $802,000.

We currently have no lines of credit or revolving facilities. We plan to use the excess proceeds from this offering as a source of liquidity.

Aggregate Contractual Obligations.    A summary of contractual cash obligations as of December 31, 2006 is as follows:

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years
Long-term debt, excluding interest	$699,955	$331,679	$368,276
Operating leases	376,513	307,706	68,807

	$1,076,468	$639,385	$437,083

In 2004, we entered into a financing agreement with a financial institution with maximum borrowings of $495,000. Borrowings bear interest at a rate equal to the prime rate plus 1% (9.25% as of December 31, 2006) and are due in monthly principal installments of $13,750 plus interest through June 2008. Borrowings are collateralized by property and equipment with a net book value of $379,384 as of December 31, 2006. Borrowings outstanding as of December 31, 2006 and 2005 were $227,735 and $409,699, respectively.

In 2006, we entered a term loan agreement with a financial institution with maximum borrowings of $500,000. The loan bears interest at a rate equal to prime rate plus 1% (9.25% as of December 31, 2006) and is due in monthly principal installments of $13,889 plus interest through October 2009. The loan is collateralized by property and equipment and is personally guaranteed by Wayne Gorsek, our former Chief Executive Officer and majority stockholder. Borrowings outstanding as of December 31, 2006 were $472,220.

We have various noncancelable operating leases that expire in various years through April 2008 for the rental of office space and equipment. Rent expense totaled $365,672, $324,201 and $302,356 for the years ended December 31, 2006, 2005 and 2004, respectively.

In 2006, we entered into a noncancelable lease for warehouse space in Utah. The lease commenced on April 1, 2006 and initially expired March 31, 2007, with monthly rent payments of $16,302. The lease allows for four quarterly options to extend the lease which, if all four quarterly options are exercised, extends the lease to March 31, 2008. We have currently exercised the option through September 30, 2007.

We believe that cash and cash equivalents currently on hand, cash flows from operations, and the net proceeds of this offering will be sufficient to continue our operations for the next 12 months. Our future capital requirements will depend on many factors, including the rate of our revenue growth; the timing and extent of expenditures to enhance our website, network infrastructure and transaction processing systems; the extent of our advertising and marketing programs; the levels of the inventory we maintain; and other factors relating to our business. We may require additional financing in the future in order to execute our operating plan. We cannot predict whether future financing, if any, will be in the form of equity, debt, or a combination of each. We may not be able to obtain any necessary additional funds on a timely basis, on acceptable terms, or at all.

Subsequent Events

On January 26, 2007, we entered into a sublease agreement for office space located in Deerfield Beach, Florida. The lease commenced on March, 1, 2007 and expires March 31, 2010 with options to extend for additional one year terms through September 2014. Monthly rent payments of $12,147 are required under the lease, with a 4% annual increase on the lease commencement anniversary date.

On January 29, 2007, Wayne Gorsek, our Chief Executive Officer, resigned from the Company and entered into a severance and consulting agreement with us. Under the agreement, we retained Mr. Gorsek as a consultant at a salary of $9,000 per month through January 30, 2010. In addition, we agreed to pay the former Chief Executive Officer a severance fee of $240,000, payable in monthly installments of $20,000 commencing on January 29, 2007.

On January 29, 2007, Mr. Gorsek exercised his 785,000 fully vested stock options in the Company at varying exercise prices between $.125 and $2.50 for an aggregate purchase price of $1.2 million. The Board approved a loan for the purchase price. The loan bears interest at a rate of 7.25% payable quarterly in arrears with payment of principal due upon the earliest to occur: (i) completion of an initial public offering or (ii) January 1, 2016.

On January 31, 2007, we consummated the sale of land in Utah to an independent party for $1.9 million. The land had a net book value of $1.1 million at time of sale resulting in a gain of approximately $802,000.

On February 15, 2007, we purchased a facility in Lexington, North Carolina with a contract price of $4.0 million. The purchase was financed with cash and financing from a financial institution. The new distribution center opened in May 2007.

On February 25, 2007, the Company entered into an agreement to purchase $1.6 million of machinery and equipment related to the North Carolina facility. In connection with this purchase agreement, the Company entered into a promissory note on April 23, 2007, in the amount of $1,535,467 with a bank to finance the purchase. The note bears interest at the LIBOR rate plus 1.75% and is payable with 60 monthly principal payments in the amount of $25,591 plus accrued interest. The note contains certain restrictive covenants, which require minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. The note is collateralized by the equipment that was purchased.

In June 2007, we entered into a lease for an approximately 63,000 square foot warehouse and distribution facility in Las Vegas, Nevada to replace our warehouse and distribution facility in Spanish Fork, Utah. The lease commences October 1, 2007 and expires November 30, 2014, subject to an option to extend the term for an additional five year period. The base rent is $32,760 per month for the first month and months four through 12. The second and third months’ rent has been abated. The base rent will be adjusted up on the first day of each of the 13th, 25th, 37th , 49th, 61st, 73rd and 85th months (the rental adjustment months) reflecting a flat 3.0% increase.

On August 3, 2007, we entered into a loan and security agreement with a financial institution with maximum borrowings equal to the lesser of $8,000,000 or the borrowing base amount which is based on a percentage of eligible inventory as outlined in the agreement. The initial term of the agreement will be through August 2010 with the option to renew year to year unless terminated by either party. The agreement also provides for letters of credit up to $1,000,000. Borrowings bear interest at a rate equal to one-month LIBOR plus 1.75%. The line of credit is collateralized by all personal property of the Company excluding equipment. Under the agreement, we must maintain certain ratios and limit the amount of unfinanced capital expenditures.

Effects of Inflation

Inflation generally affects us by increasing costs of raw materials, labor and equipment. We do not believe that inflation had any material effect on our results of operations in the periods presented in our financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in the results of our operations and cash flows. However, we do not believe that a change in market interest rates would have a material effect on our results of operations or financial condition. Although we derive a portion of our sales outside of the U.S., all of our sales are denominated in U.S. dollars. We have limited exposure to financial market risks, including changes in interest rates and foreign currency exchange rates.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles of the U.S. (“GAAP”).

The preparation of these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Critical accounting policies are those that are the most important portrayal of our financial condition and results of operations and require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in the notes to our financial statements, our most critical accounting policies, discussed below, pertain to revenue recognition, stock based compensation, inventories, goodwill and intangible assets. In applying such policies, we exercise our best judgment and best estimates.

Inventory.    Inventory, consisting primarily of nutritional supplements, is stated at the lower of cost or market on a first in, first out (“FIFO”) method. Management determines the inventory reserve by regularly reviewing and evaluating individual inventory items and movement history. Inventory is written off when deemed obsolete or unsellable. Future factors such as changes in consumer demand and reports in the media deemed negative to certain products the Company markets and sells could impact management’s inventory reserve estimates.

Income taxes.    Income taxes are computed under an asset and liability approach whereby deferred tax assets and liabilities are recognized based on the difference between the financial statement and the tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance reduces deferred tax assets when it is deemed likely that a portion or all of the deferred tax assets will not be realized.

As of December 31, 2006, we had an unused federal and state net operating loss carryforward of approximately $4.4 million available for use on its future corporate income tax returns, which may serve as a source of future liquidity. We have determined that a valuation allowance of $1.8 million, $1.9 million and $1.6 million is necessary as of December 31, 2006, 2005 and 2004, respectively, since it is more likely than not that the related deferred tax assets will not be utilized. This net operating loss carryforward expires beginning in December 2023. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of any of our net operating loss and credit carry forwards may be limited if cumulative changes in ownership of more than 50% occur during any three year period. For the year ended December 31, 2006 and for the six months ended June 30, 2007 (unaudited), the Company has realized a net profit of $173,245 and $1,691,486, respectively. The recent transition to profitability from the historic losses for the years prior to 2006 may impact management’s future valuation allowance estimates.

Stock-based compensation.    We provide a stock incentive plan which has reserved 5 million shares of common stock of Vitacost to grant nonqualified and incentive stock options to employees, officers, directors and certain nonemployees. Under the terms of the plan, options to purchase stock are granted at an exercise price that is determined by the compensation committee of our board of directors. Nonqualified options generally become exercisable on the date of the grant and expire in eleven years. Incentive stock options generally become exercisable over a five-year period and the maximum term of the option may not exceed ten years. As of December 31, 2006, options granted primarily to our advisors were exercisable at a price of $3.00 per share. Options granted to employees were exercisable at prices that range from $3.00 to $6.00 per share.

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). This Statement requires the measurement and recognition of compensation expense at fair value of stock awards. Compensation expense for awards and related tax effects is recognized as the stock awards vest. Through December 31, 2005, the company used the intrinsic value method to account for stock awards to employees under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). Under APB 25 there was no compensation cost recognized in the consolidated statements of income related to the stock option awards. We also followed disclosure requirements of SFAS No. 123 (“SFAS 123”), accounting for Stock-Based Compensation, and disclosed pro forma information as if we applied the fair value recognition provisions of SFAS 123.

We have adopted SFAS 123R using the prospective transition method. Under this method, only new awards (or awards modified, repurchased or cancelled after the effective date) are accounted for under the provisions of SFAS 123R. Accordingly, amounts for periods prior to January 1, 2006 presented herein have not been restated to reflect the adoption of SFAS 123R. The fair value of each option granted in 2005 and 2004 was estimated using the minimum value method. This method incorporates the effects of the time value of money while excluding the effects of volatility.

The application of SFAS 123R had the following effect on reported amounts for the year ended December 31, 2006, relative to amounts that would have been reported using the minimum value method under previous accounting:

	Year Ended December 31, 2006
	Previous Accounting Method	SFAS 123® Adjustments	As Reported
Operating income	$261,860	$107,120	$154,740

Income before income taxes	269,248	107,120	162,128

Net income	267,121	93,876	173,245

Net income per share
Basic	$0.01	$—	$0.01

Diluted	$0.01	$—	$0.01

Compensation cost related to stock options recognized in the consolidated statement of income in 2006 includes compensation cost for stock option awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Compensation cost related to stock options recognized in operating results under SFAS 123R in 2006 was $107,120 on a pre-tax basis and the associated future income tax benefit recognized was $13,000.

The fair value of each option award is estimated on the date of grant using an option valuation method that uses the assumptions noted in the following table. The closed-form valuation technique incorporates assumptions for the expected volatility of the stock price, the expected term of the option, expected dividends, forfeitures and risk-free interest rate for the expected term of the option. Expected volatility was based on the historical volatility of an appropriate industry sector index. An appropriate industry sector index is one that is representative of the industry sector in which the nonpublic entity operates and that also reflects the size of the entity. The expected term of the option is based on historical experience and represents the time period options actually remain outstanding. The risk-free interest rate takes into account the time value of money. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at time of grant. We estimated forfeitures based on historical pre-vesting forfeitures and shall revise those estimates in subsequent periods if actual forfeitures differ from those estimates. For purposes of calculating pro forma information for periods prior to fiscal 2006, we accounted for forfeitures as they occurred. The company does not expect to issue dividends. Changes in management’s estimates of some or all of these factors may impact management’s estimates for stock-based compensation as computed under SFAS 123R.

The fair value of each option granted was estimated using the following assumptions:

	2006	2005	2004
Expected life — employees	7 years	7 years	7 years
Expected life — nonemployees	10 years	10 years	10 years
Volatility percentage	89.3% – 90.1%	0%	0%
Interest rate	4.66% – 4.67%	4.05%	4.56%
Dividends	None	None	None
Forfeiture rate — nonemployees	1.00%	None	None
Forfeiture rate — employees	4.00%	None	None

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact SFAS 157 will have on their financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”), which permits measurement of financial instruments and other certain items at fair value. SFAS 159 does not require any new fair value measurements. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted provided that SFAS 157 is concurrently adopted. We are currently evaluating the impact SFAS 159 will have on our financial statements.

BUSINESS

Vitacost.com, Inc.

We are an online retailer of a broad selection of nutritional supplements and health and wellness products. We sell vitamins, minerals, herbs, anti-oxidants, organic body care, personal care, sports nutrition and health foods direct to consumers through our website, www.vitacost.com, and our catalogues. Our distribution channels also serve as an educational resource for individuals seeking information on healthy living including medical trends, health issues and nutritional supplement attributes. We offer our customers a selection of over 7,000 SKUs from approximately 400 third-party brands and our own brands, including our Nutraceutical Sciences Institute®- or NSI®-branded products. Sales of our NSI- and other proprietary-branded products accounted for approximately 37% of our net sales in 2006 and we generated approximately 87% of our net sales from online orders.

We believe we offer a unique value proposition to our customers due to our broad selection of third-party products and our own proprietary products offered in an informative and easy-to-use format at a discount to other distribution channels with a focus on providing exceptional customer service. In addition to our proprietary products, we sell nationally recognized third-party brands. Our proprietary NSI products combine nutrients in dosages designed to address specific health concerns and include patented proprietary formulations designed by analyzing scientific research. We currently have 11 patents and 51 trademarks for our products. One of our patented formulations, OcuPower®, was the subject of a human clinical trial conducted at the U.S. Veteran’s Administration and published in the American Optometric Association Medical Journal, Optometry. The study indicated Ocupower® improves vision function in patients with age-related macular degeneration (“AMD”). Our user-friendly website is designed to allow customers to easily browse and purchase products through keyword searches while also providing informative and educational resources. We support our operations through one call center and two distribution facilities which enable us to maintain what we believe are industry-leading fulfillment and customer satisfaction statistics. Over 94% of our customers surveyed said they were likely or highly likely to purchase from us again.

We began operations in 1994 as a catalogue retailer of third-party nutritional supplements under the name Nature’s Wealth Company. In 1999 we launched Vitacost.com, our eCommerce website, and introduced our own nutritional supplements under our NSI brand. We officially changed our name to Vitacost.com, Inc. in 2000. In 2006 we were inducted into Inc. magazine’s “Inc. 500 Lifetime Hall of Fame,” as one of the U.S.’s 500 fastest growing privately held businesses for five consecutive years (2001–2005). In addition, from June 30, 2006 through June 30, 2007, our active customer database increased from 333,000 to 482,000. In the fiscal year ended December 31, 2006, we recorded net sales of $66.4 million, representing a compounded annual growth rate of 59% from 2001 to 2006 and net income of $173,000. For the six months ended June 30, 2007, we recorded net sales of $46.1 million and net income of $1.7 million as compared to net sales of $30.4 million and a net loss of $400,582, respectively, for the six months ended June 30, 2006.

Industry Overview

Nutritional Supplement Market.    According to the Natural Marketing Institute (“NMI”), 74% of the U.S. adult population reports taking some form of vitamin or nutritional supplement. In 2006, U.S. sales of nutritional supplements totaled $22.5 billion according to Nutrition Business Journal and are projected to grow at an annual rate of approximately 5% per year for the next four years. The industry is highly fragmented with products sold through multiple channels including retailers such as mass merchants, grocery stores, drug stores and specialty retailers, as well as through direct mail, catalogues and the Internet.

We expect several trends to drive the continued growth of our industry. These trends include:

•

Increased Focus on Healthy Living:    According to a study published March 1, 2005 by the Hartman Group, “the majority of consumers (85%) take an interest in their health and wellness. An interest that is largely driven by wanting to stay healthy, wanting to prevent future illness and wanting to feel better.” As a result, we believe more consumers will research online nutritional studies indicating dietary supplements are beneficial for their health and wellness. We believe this is one reason we are experiencing increasing sales.

•

Aging U.S. Population:    According to the U.S. Census Bureau, the median age of the U.S. population has increased from 30.0 in 1980 to 36.2 in 2005, and is projected to increase to 39.1 in 2050. The number of Americans 65 or older is expected to increase 57%, from 35 million to 55 million, from 2000 to 2020. We believe that the aging of the U.S. population will drive the overall growth of the industry as older consumers have higher levels of disposable income to purchase nutritional supplements and are significantly more likely to use nutritional supplements as they age.

•

Shift from Care to Prevention and Cost Containment:    According to the Centers for Medicare and Medicaid, total U.S. healthcare expenditures rose 6.9% to $2.0 trillion in 2005 compared to 2004, representing 16% of U.S. Gross Domestic Product. As healthcare costs continue to rise, the government and healthcare payers are increasingly shifting their focus to preventative care. With the increase in public education and awareness, consumers are exploring new ways in which to reduce their health related expenditures. The focus on controlling health care expenditures has led to the transition from treatment of ailments after they are diagnosed to prevention of ailments before they develop. As a result, consumers have increased acceptance for non-prescription measures with, according to The Natural Marketing Institute, 74% of the U.S. adult population using some form of supplement.

•

Increasing Acceptance of Nutritional Supplements:    According to a 1998 study published in the Journal of the American Medical Association (“JAMA”), the use of alternative medicine had risen from 33.8% in 1990 to 42.1% in 1997. According to a subsequent study released in 2004, the percentage of individuals using some form of Complementary and Alternative Medicine (“CAM”) increased to 50% in 2002 and over 62% when including prayer specifically for health reasons. We believe this trend will continue. To address changing consumer sentiment, the U.S. government established the National Center for Complementary and Alternative Medicine (“NCCAM”) in 1998 as one of the 27 institutes and centers that make up the National Institutes of Health (“NIH”). The mission of NCCAM is to (i) explore complementary and alternative healing practices in the context of rigorous science, (ii) train complementary and alternative medicine researchers and (iii) disseminate authoritative information to the public and professionals.

Online Commerce.    The Internet’s development into a significant global medium for communication, content and commerce has led to substantial growth in online shopping and has provided online retailers with new opportunities to access consumers as well as eliminate intermediaries and certain costs associated with traditional “brick and mortar” retail chains. According to Forrester Research, U.S. online retail sales were approximately $132 billion in 2006 and are projected to grow to $271 billion by 2011. Several factors contribute to this increase including convenience, expanded range of available products, improved security and electronic payment technology, increased access to broadband Internet connections and widespread consumer confidence and acceptance of the Internet as a means of commerce.

The Internet provides a number of distinct advantages to online retailers over “brick and mortar” competitors, including the lower cost of managing and maintaining a website as opposed to physical storefronts, the ability to efficiently reach and serve a large and geographically dispersed group of customers from a central location and the potential for personalized, low-cost customer interaction.

Online retailers can quickly react to changing consumer tastes and preferences by efficiently adjusting their featured selections, editorial content, shopping interfaces, pricing and visual presentations. In addition, online retailers can more easily compile demographic and behavioral data about their customers that increase opportunities for direct marketing and personalized services.

Our Value Proposition To Our Customers

We believe we offer a unique value proposition to our customers due to our broad product selection of third-party products and our own proprietary products offered in an informative and easy-to-use format at a discount to other distribution channels with a focus on providing exceptional customer service.

Broad Product Selection.    We offer a wide selection of nutritional supplements and health and wellness products designed to appeal to a variety of demographic groups, including those seeking health maintenance and general well-being, baby boomers, the elderly and those with specific health concerns or goals such as sports performance, healthy cholesterol levels, vision improvement, memory enhancement, sexual function, joint performance, cardiovascular health and energy and skeletal health. We offer over 7,000 SKUs representing approximately 400 brands including nationally recognized third-party brands, as well as our own NSI brand. As medical and scientific knowledge, consumer demand and health trends evolve, we develop new NSI-branded supplements and reformulate existing products to address the demands of these specific groups. For example, our NSI Synergy multi-vitamin has been reformulated ten times in the last ten years to incorporate data from scientific studies.

Proprietary Products.    Our proprietary products are developed by our scientific advisory board, which is comprised of medical professionals, including our Chairman, Dr. Allen S. Josephs, from multiple medical disciplines including neurology, orthopedics and internal medicine. Together with our founder, the advisory board utilizes current medical and scientific research to formulate our proprietary NSI-branded products. For example, in September 1997, the New England Journal of Medicine published a randomized placebo-controlled study on the use of vitamin D and calcium. Almost 400 men and women participated in the trial. Half of the group was given 700 international units of vitamin D along with 500 mg of calcium citrate malate and the other half of the group was given placebo. At the end of the three-year study, those in the treated group had an increase in bone density with a reduction in fractures of about 60%, whereas those in the placebo group had further bone density loss. At the time the trial was published, Synergy Multi-Vitamin contained 400 international units of vitamin D and 500 mg of calcium citrate malate. After the results were available, scientific advisory board members, as led by Dr. Josephs, consulted with the Company and determined to increase the vitamin D dose to 700 international units. We believe our NSI-branded products deliver nutrients in blends and at dosage levels that maximize their nutritional value. By contrast, we believe that our competitors formulate products with a focus on driving down cost, limiting potential treatment effects or limiting the number of supplements required to be consumed. As a result, we believe certain of our competitor’s products contain vitamins and nutrients formulated at dosage levels which either do not provide optimal dietary benefit or lack the combination of supplements/nutrients to maximize nutritional value. Scientific studies indicate that the minimally efficacious level of lutein is 6 milligrams, CoQ10 is 30 milligrams and Vitamin D is 700 IU (international units). NSI Synergy Rx provides these levels of nutrients while our main competitors do not. We currently have 11 patents and 51 trademarks for our products. One of our patented formulations, OcuPower®, was utilized in a lutein antioxidant supplementation trial (“LAST”) conducted by Dr. Stuart Richer at the U.S. Veteran’s Administration in Chicago, Illinois. The study, published in the peer review medical journal Optometry in April 2004, stated that OcuPower® improved vision function in patients with dry age related macular degeneration (“AMD”), a disease that affects several million Americans. None of our products are approved by the Food and Drug Administration for treating, curing or preventing AMD or any other diseases.

Consistently Superior Value.    We offer nutritional supplements and health and wellness products at a savings to consumers relative to many of our competitors’ prices. Most of the products we carry are sold at discounts ranging from 33% to 50% off of suggested retail prices. We also impose no minimum order size or membership requirement and charge a flat-rate shipping fee of $4.99 on all orders shipped in the continental U.S. regardless of size.

User-Friendly Shopping Experience.    Our website is designed to provide an easy, educational and efficient shopping experience. Products are cross-indexed so that consumers can locate products when searching by brand, ingredient or health issue. The website and catalogues include content featuring articles and news relating to medical trends, health issues and nutritional supplement attributes. Our website provides convenient shopping 24-hours per day, seven days per week using secure encryption technology to send and receive financial and other personal information and to prevent unauthorized use of such data. Customer service representatives are available to take orders and answer questions through our 24-hour, seven days per week toll-free number. We also offer an e-mail and instant messaging feature on our website. We pledge a 24-hour response time on all e-mail requests received between Monday and Friday. Our online customers and customer service representatives have access to real time inventory data to know if a product is in stock, helping us achieve our high customer satisfaction rates.

Low Cost and Timely Fulfillment.    We have two distribution centers which support our operations and have estimated capacity of shipping approximately 10,000 orders per day. Our facilities, designed to provide redundancy if one warehouse fails and geographically located to ship all orders by regular ground to customers within one to four business days anywhere in the U.S., utilize a highly-automated wireless warehouse system. Orders are automatically generated and downloaded into our customized Enterprise Resource Planning, or ERP, solution so that our employees can quickly and accurately pick and pack the order. Orders received before 2:00 p.m. Eastern time on Monday through Friday (excluding holidays) are shipped within 24 hours 95% of the time. Our fill rate, which is the rate at which orders are shipped in full in a single shipment rather than multiple shipments over a period of days, exceeds 98% of all orders placed in 2006. As a result, we ship most of our customers’ orders in full immediately, which reduces our overall shipping costs and increases customer satisfaction. Further, our ERP system includes real time inventory data so that we can restock pick zones while picking and packing orders and provides for sophisticated inventory forecasting to assist us in maintaining our historical in-stock status of over 97%.

Growth Strategy

Our objective is to become the leading online retailer of nutritional supplements by focusing on five key areas: 1) educating the consumer about the benefits of supplements; 2) providing timely and accurate delivery; 3) ensuring quality and efficacy of product; 4) offering the broadest product selection; and 5) maintaining competitive pricing. In order to strengthen one or more of these focus areas, we plan to implement the following strategies:

Grow Our NSI Brand and Other Proprietary Products.    We offer over 500 proprietary NSI-branded SKUs, which has increased from 163 SKUs in 2004. Our NSI products are developed by analyzing scientific research and typically target specific demographic groups, including baby boomers and the elderly and those with specific health concerns or goals such as vision improvement, memory enhancement and skeletal health. We believe our ability to produce products serving these particular groups generates strong customer loyalty. In addition, sales of our NSI products earn higher margins than those earned from the sale of third-party products. We intend to increase our development of new brands and proprietary products as well as continue to increase sales of our existing NSI-branded products.

Expand Our Customer Base.    We have grown our active customer database, representing those individuals that have purchased product from Vitacost in the last 12 months, to 482,000 as of June 30, 2007. We plan to identify and cost-effectively acquire new customers by expanding our Internet advertising including keyword purchases, advertising on third-party Internet websites and affiliate marketing. During 2006, approximately 70% of our business came from reorders from existing customers. We plan to continue to focus on expanding our base of recurring customers by improving on our customers’ shopping experience. Our customer surveys reveal that over 90% of respondents are likely to reorder, citing product selection and quality, competitive prices and speed and accuracy of shipment. In order to generate recurring revenues, we encourage our regular customers to sign up for our EZShip program, which provides for the automatic shipment and billing of recurring orders at a 5% discount.

Strengthen Our Distribution Platform.    During the fourth quarter of 2006, we shipped on average 19,000 orders per week from our distribution facilities using a single eight to ten hour shift, five days per week. In the second quarter of 2007, we moved one of our distribution and call center facilities from 31,000 square feet in Boynton Beach, Florida to 112,000 square feet in Lexington, North Carolina. We purchased the North Carolina facility with the intent for it to house both manufacturing and distribution. In June 2007, we leased a new distribution facility in Las Vegas, Nevada to replace our current facility in Spanish Fork, Utah. The Las Vegas, Nevada facility is scheduled to come online during the fourth quarter of 2007. Once operational, the North Carolina and Nevada facilities will have the capacity to ship approximately 100,000 orders per week using three eight-hour shifts, five days per week. The facilities will double our capacity for product distribution and allow us to expand our SKU count to over 14,000. The facilities will provide redundancy in the event of work interruptions due to power outages, natural disasters or other events. We believe our strengthened distribution platform will cost-effectively allow us to service more customers and drive additional revenue and margins.

Develop Our Manufacturing Capability.    We plan to add state-of-the-art manufacturing capabilities in our North Carolina facility to produce our proprietary NSI-branded products. We believe the new facility will provide us with greater control over the manufacturing process, allowing us to protect our product quality, react to trends in the industry and bring new products to market significantly faster than our current development cycle. In addition, manufacturing our own product will allow us to not only expand the number of NSI products but to also price our NSI products competitively and generate significant cost savings, increasing our gross margin.

Products

We provide Internet and catalogue shoppers with one of the broadest selections of high-quality vitamins, minerals, herbs, supplements, sports nutrition, diet and other health and wellness products with over 7,000 SKUs from approximately 400 national brands. Our products are sold under our NSI brand name and under nationally recognized third-party brand names. Our products are available in a wide range of potency levels and delivery methods, including tablets, capsules, vegi-capsules, softgels, gelcaps, liquids and powders. Our product sales represent five categories: Vitamins, Minerals, Herbs and Supplements; Sports Nutrition Products; Bath and Personal Products; Diet/Weight Management Products; and Other Health and Wellness Products. Our proprietary products, including NSI, Walker Diet and Smart Basics, are sold across our four products categories and accounted for over 34% of our net sales in fiscal 2006.

Vitamin, Minerals, Herbs and Supplements (“VMHS”)

VMHS products are generally taken to maintain or improve health and in support of specific health conditions. In addition to our NSI-branded products, we also carry leading third-party brands.

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Vitamin and mineral products include multi-vitamins, lettered vitamins, such as Vitamin A, C, D, E, and B-complex, along with minerals such as calcium, magnesium, chromium and zinc. These products help prevent nutrient deficiencies that can occur when diet alone does not provide all of the necessary vitamins and minerals our bodies need.

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Herbal products include whole herbs, standardized extracts, herb combination formulas and teas. Herbs offer a natural solution to address specific health concerns. Certain herbs can be taken to help support specific body systems, including ginkgo to support brain activity and milk thistle to help maintain proper liver function, as well as other less common herbs such as holy basil for stress relief, turmeric for inflammation support and black cohosh for menopause support.

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Supplements include essential fatty acids, probiotics, antioxidants, phytonutrients and condition-specific formulas. Certain supplements, such as greens, fiber and soy proteins, are taken for added support during various life stages and are intended to supplement vital nutrients absent in an individual’s diet. Flax seed oils and folic acid are specifically useful during pregnancy. Super antioxidants, such as coenzyme Q-10, grapeseed extract and pycnogenol, are taken to fight free radicals. High ORAC (oxygen radical absorptive capacity) fruit concentrates like gogi, mangosteen, pomegranate and blueberry are taken to supplement high levels of natural nutrients not available in modern diets.

Sports Nutrition Products

Sports nutrition consumers include sports enthusiasts, weekend warriors, endurance athletes, marathoners and serious bodybuilders, as well as those merely seeking to maintain a healthy fitness level. Sports nutrition products are used in conjunction with cardiovascular conditioning, weight training and sports activities. Major categories in sports nutrition include protein and weight gain powders, meal replacements, nutrition bars, sport drinks and pre and post-workout supplements to either add energy or enhance recovery after exercise. Our sports nutrition products are offered in many convenient forms such as powders, tablets, capsules, softgels and liquids.

Bath and Personal Products

Bath and personal products consist of a variety of natural products for skin, body, hair and oral health. We offer hundreds of natural personal-care products from category leaders. These products appeal to allergen- and environmentally-conscious consumers seeking products that are made without harsh chemicals and additives. These products are often not readily available in local groceries and drugstores.

Diet/Weight Management Products

Diet products consist of various formulas designed to supplement the diet and exercise plans of weight conscious consumers. We typically offer a variety of diet products, including tablets, capsules, meal replacements, shakes, diet bars and teas. We offer proprietary and third-party products suitable for different diet and weight management approaches, including low-carbohydrate and low-glycemic products, among others. We offer over ten weight management products through our NSI and Walker Diet product lines.

Other Health and Wellness Products

In addition to the major product categories described above, we also offer natural beauty and personal care products. Natural beauty and personal care products typically include organic and natural ingredients, are produced without the use of pesticides or animal testing and are more closely aligned with the health and wellness goals of our customers. We also sell natural pet products which include nutritionally balanced foods and snacks along with condition-specific supplements such as glucosamine for joint health.

New Product Development

The quality and efficacy of our proprietary products is the foundation of our business. Our product development is led by our scientific advisory board, or SAB, which is comprised of eight credentialed board certified physicians including our Chairman, Dr. Allen S. Josephs. The members of the SAB including Drs. Allen S. Josephs, David N. Ilfeld, Lawrence A. Pabst, James A. Schaller, James L. Schaller, Lee M. Schwalben, Robert G. Trapp and John Joseph Walker, represent various medical fields including neurology, ophthalmology, rheumatology, internal medicine, orthopedics, psychiatry, gynecology and immunology. Our SAB, together with our founder pursuant to his consulting agreement, analyze current medical and scientific research to determine the need for specific nutraceutical products. The need for specific products is determined through analysis of scientific studies, as was the case with studies published in 2006 highlighting the anti-aging benefits of Resveratrol, or through feedback from the medical community, as was the case in 1997 when OcuPower was developed after feedback from ophthalmologists that no nutraceutical existed to address vision problems. Once a specific market need is identified, our SAB works with our senior management team including our CEO, CFO, Vice President of Operations and Vice President of Marketing to cost-effectively formulate, package and distribute products in blends and at dosage levels that maximize their nutritional value. Additionally, scientific advisory board members, many of whom utilize nutritional supplements in their medical practises, report anecdotally on the efficacy of various nutritional formulations on an informal basis. As a result of our scientific approach to product development, we currently have 11 patents and 51 trademarks for our products. After introduction, product formulation is adjusted based on a review of current medical and scientific research. For example, our NSI Synergy multi-vitamin has been reformulated ten times in the last ten years based on new scientific research. The members of the scientific advisory board receive compensation in the form of options to purchase shares of common stock of the Company, granted annually in increments of between 1,000-2,500 shares. All members of the SAB are shareholders of the Company.

Nutraceutical refers to foods claimed to have a medicinal effect on human health. It can also refer to individual chemicals present in common foods. NSI is a proprietary line of dietary supplements including multivitamins, minerals, herbs, amino acids, antioxidants and others. NSI consists of over 500 products and competes with other brands we sell on our websites and catalogs. NSI provides price conscious consumers with quality products at competitive prices as an alternative to often higher-priced, comparable third-party products. We use customer feedback and competitive analysis to determine the product mix of NSI and third-party brands.

Marketing

We plan to increase consumer traffic to our website and catalogues by continuing a highly targeted marketing campaign that will increase awareness of our website and recognition of our NSI brand, build a loyal customer base and maximize repeat purchases. Our website, www.vitacost.com has experienced substantial growth in both users and consumers since its launch in 1999. From June 30, 2006 through June 30, 2007, our active customer database has grown from 333,000 to 482,000. Our growth is also a result of natural search engine placement and frequent visits to our website by both customers and others interested in our information and product offerings. We believe that our NSI-branded product line is a key differentiating factor and we plan to increase sales through product development and increased marketing. We currently offer more than 500 NSI-branded SKUs and plan to double that number by introducing approximately 500 additional NSI-branded SKUs over the next 24 months. Recently we launched a new website, www.goNSI.com, featuring only NSI-branded products. Our principle marketing efforts utilize the following vehicles:

Keyword and Shopping Engine Advertising.    Online advertising initiatives include purchases of keywords such as “vitamins” and “supplements” on search engines, shopping engines and other online media. We constantly monitor the performance of our online advertising and adjust our keyword purchases to minimize our costs to attract new customers.

E-mail Campaigns.    Our e-mail marketing campaigns are designed to distribute health and wellness and product information to promote sales, customer referrals, customer retention and repeat purchases. We target website visitors who subscribe to our own medical information newsletter and opt in to receive regular communications through our e-mail, catalogues and newsletters about product recommendations, promotional discounts and current medical news.

Affiliate Programs.    We attract customers and generate revenue from online affiliate programs. We pay websites commissions when they refer visitors from their site who complete purchases on our website. These affiliate websites typically generate referrals through keywords, text links or banners posted on their website.

Catalogues, Direct Mail and Promotional Inserts.    Catalogue and direct mail marketing are key areas of focus in our marketing strategy. We believe catalogue, direct mail and promotional insert mailings are an effective means to reach customers who do not regularly shop on the Internet and provide a handy product reference for those who do. Our full-color catalogues identify all of our products as well as provide select scientific and nutritional content. We also include promotional inserts with all product shipments.

Contract Manufacturing

All of the materials and ingredients for our NSI-branded products are purchased from third-party manufacturers. Major countries of origin for over 500 raw materials used to manufacture our NSI products are Japan, China, India, the U.S., Italy and Germany. The ingredients for our NSI products and the formulations are sent to one of 17 contract manufacturers located in the U.S. for production, the top three of which, Health Wright Products, Nutra Manufacturing and Nutra Force Nutrition, accounted for approximately 71% of our finished goods in 2006. With the exception of a CoQ10 Supply Agreement, we do not have contracts in place with these manufacturers that ensure minimum production or purchase requirements. We are not dependent on any single contract manufacturer for our NSI products.

Each of our contract manufacturers are required to maintain high standards of quality control consistent with Federal regulatory guidelines. We require them to process our products according to our exact formulas, including mixing, granulation, compression, storage, encapsulation and coating (if required). Once produced, the manufacturer periodically runs tests to confirm that the product quality is consistent with the formula. The product is then packaged, typically with counting machines designed to provide the proper count, and topped off with a tamper-proof cap and safety seal. We periodically inspect the facilities of our contract manufacturers to monitor their quality control and quality assurance procedures to assure compliance with current FDA good manufacturing practices.

We plan to add manufacturing capabilities to our North Carolina facility. We believe the new facility will provide greater manufacturing efficiencies and cost savings, as well as greater control over the entire manufacturing process, from raw material procurement through finished goods production. Our manufacturing facility will be designed to produce up to one billion tablets and capsules per year. In addition to providing us with greater volume and flexibility, in-house manufacturing provides us with the opportunity to prioritize production, reduce the risk of out-of-stock situations, limit finished goods obsolescence and improve overall operating margins. Our in-house manufacturing processes will conform to the same high standards of quality assurance and control that we demand from our third-party contract manufacturers.

We also expect that the purchase of modern equipment will enable us to manufacture at higher levels of efficiency than competitors using older equipment, which may also provide opportunities to attract contract manufacturing business.

Customer Service

We strive to offer our customers outstanding customer service. During 2006, approximately 12% of our net sales were generated by purchases made by customers calling our toll-free number. We operate a call center in Lexington, North Carolina. Additionally, we also use a third-party call center in Manchester, New Hampshire to supplement our call center. Our call center operation provides our customers with support 24 hours a day, seven days per week. We provide regular training in products and medical trends to our call center specialists so that they can effectively and efficiently field questions through our toll-free telephone number, e-mail and/or via the instant messaging feature on our website. Our specialists also have access to real time inventory data to know if a product is in stock. Based on surveys we conducted, customers have indicated 97% satisfaction with the products and service while the probability to reorder is greater than 94%.

Shipping

We offer our customers a cost effective and timely shipping program. As of December 31, 2006, we offered all customers in the continental U.S. a flat shipping rate of $4.99 per order, regardless of size. We believe this flat rate increases the average order value by encouraging shoppers to order more than one product. We also place a high priority on prompt delivery. Our goal is to ship all orders the same day when placed before 2:00 pm Eastern time, Monday through Friday, excluding holidays. Our fill rate, which is the rate at which orders are shipped in full in a single shipment rather than multiple shipments over a period of days, exceeds 98% of all orders placed. As a result, we ship most of our orders in full immediately, which reduces overall shipping costs and increases customer satisfaction. The majority of customer orders are delivered within one to four business days. Products are shipped domestically either via United Parcel Service or U.S. Postal Service Priority Mail. As our products are sold to consumers in more than 42 countries throughout North America, Europe, Central America, South America, Asia and the Pacific Rim, we utilize UPS for international shipments.

Technology and Operations

Our Website.    In 1999, we created our website to serve as our primary means of accessing, educating and building our customer base. In 2006, over 87% of our orders were placed online. We currently receive over 700,000 visitors per month and generate an average of 19,000 orders each week. Because most of our transactions occur online, our customers can shop at their convenience, regardless of time of day and location.

We implemented new custom integrated ERP software in March 2005, which improved the features and efficiency of our website, warehouse, inventory control and customer service operations significantly.

Other Systems.    We use several information technology systems to support supply chain, customer relationships and marketing. We believe the systems have the proven ability to function efficiently as our revenues increase. The architecture was implemented in March 2005. Since that time, we have successfully managed the functions that support the website’s continued growth.

Inventory

Currently, our inventory control is primarily related to finished goods inventory at the warehouse level. Our contract manufacturers are typically responsible for purchasing the raw material components necessary for our products, in sufficient quantities and with sufficient lead times to meet our production schedules. We purchase ingredients and packaging components for our contract manufacturers’ use when we see an opportunity to purchase those items at a lower price than is available in the open market.

We have installed technologically advanced finished goods inventory control systems in our warehouse facilities to track the quantity of our finished goods inventory from receipt through shipment to customers. We also barcode most items to facilitate electronic tracking and to tie each SKU number to our inventory control, shipping and sales departments.

In order to minimize losses due to product expiration or obsolescence, as well as to effectively utilize our capital and warehouse space, we discontinue slow-selling items. Our inventory control system utilizes automatic reorders on a majority of products we sell, ensuring minimization of out-of-stock situations. Currently, no one SKU represents 2% or more of our net sales. We believe that our inventory approach maximizes productivity. As a result, we find that our inventory on average turns approximately six times per year.

Competition

The nutritional supplements market is large, competitive, highly fragmented and growing. No single player accounts for a majority of industry sales. We believe that competition is based on price, availability, product offering and selection, health and product information, quality, convenience and customer service. We compete primarily with online retailers, “brick and mortar” specialty stores and general retailers such as grocery stores.

Online.    Companies sell either branded or private label nutritional supplements and other health and wellness products via the Internet. Certain of our competitors, like NBTY, Inc., and its division, Puritan’s Pride®, GNC®, Vitamin Shoppe® and Drugstore.com, are larger than us and have greater resources for marketing, advertising and promotion of products.

“Brick and Mortar” Specialty Stores.    Specialty retailers such as GNC®, Vitamin World® (a division of NBTY®) and Vitamin Shoppe® have greater brand name recognition and provide consumers the opportunity to obtain the desired product immediately.

General Retailers.    Grocery stores and drugstores generally carry a smaller selection of nutritional supplements. Specialty grocery stores, such as Whole Foods® and Wild Oats®, with large vitamin supplement sections cater to the health conscious public and provide a familiar setting to shop with the opportunity to obtain the desired product immediately.

Trademarks and Other Intellectual Property

We have applied for or registered more than 60 trademarks with the U.S. Patent and Trademark Office (“USPTO”), including our Vitacost®, Nutraceutical Sciences Institute®, Walker Diet®, Smart Basics™, OcuPower®, CardioLift® , NeuroPower®, ArthriPower® and Mega EFA™ trademarks, among others. We believe our trademarks to be valuable and are identified strongly with our Nutraceutical Sciences Institute® brand. Issuance of a federally registered trademark creates a rebuttable presumption of ownership of the mark; however, it is subject to challenge by others claiming first use in the mark in some or all of the areas in which it is used. We have also applied for foreign protection of certain of our trademarks in the European market in which we operate, and have registered Vitacost, NSI and Nutraceutical Sciences Institute in certain countries in this region.

Federally registered trademarks have a perpetual life, as long as they are maintained and renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the trademarks if they claim priority or confusion of usage. We believe our patents and trademarks are valuable and provide us certain benefits in marketing our products. We intend to actively protect our patents, trademarks, trade secrets and other intellectual property.

We have obtained U.S. patents on ten of our product formulations and have applications pending for an additional two formulations. The purposes of the formulations contained in our ten patents can be summarized as follows: (i) health bone formulation; (ii) formulation for osteoarthritis, rheumatoid arthritis and improved joint function; (iii) eyesight enhanced maintenance composition, including designs for combating the effects of macular degeneration; (iv) composition for prevention, stabilization and treatment of cancer; (v) composition to assist in the struggle with memory loss, dementia and Alzheimer’s disease; (vi) composition to address insulin sensitivity and healthy blood sugar levels; (vii) formulation to lower and maintain healthy cholesterol levels; (viii) composition for permanent weight management (two separate patents); (ix) composition for prevention, stabilization and reversal of age-related macular degeneration; and (x) composition for achievement of optimal cardiovascular health.

In designing our product formulations, we have attempted to blend an optimal combination of nutrients which appear to have beneficial impact based upon scientific literature. However, because formal clinical studies have in most instances not been conducted by us to validate the intended health benefits of the nutrients, we are generally prohibited by the FDA from making disease treatment and prevention claims in the promotion of products using these formulations. While we seek broad coverage for our patents, there is always a risk that an alteration to the formulation may provide sufficient basis for a competitor to avoid infringement claims by us.

We have the following websites in addition to www.vitacost.com including, www.occupower.com, www.walkerdiet.com, www.csiskincare.com, www.health-fitness-tips.com, www.nutrals.com and www.goNSI.com. Only the www.vitacost.com and www.goNSI.com websites directly generate sales and the www.goNSI.com website generates less than 1% of our sales.

Government Regulation

We are subject to federal and state consumer protection laws, including laws protecting the privacy of consumer non-public information and regulations prohibiting unfair and deceptive trade practices. In particular, under federal and state financial privacy laws and regulations, we must provide: (i) notice to consumers of our policies on sharing non-public information with third-parties; (ii) advance notice of any changes to our policies; and (iii) with limited exceptions, provide consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online retailers. These consumer protection laws could result in substantial compliance costs and could interfere with the conduct of our business.

There is currently great uncertainty in many states whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online retailers. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or a change in application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes on our business. These taxes could have an adverse effect on our results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any currently unknown past failures to comply with these requirements.

The sale of nutritional supplements is subject to extensive legislation in the U.S. and abroad. The FDA is responsible for enforcing the Federal Food, Drug and Cosmetic Act, or FDCA, which governs the formulation, packaging, labeling, manufacturing and distribution of vitamins, minerals, herbs and other nutritional supplements, as well as the sale of over the counter, or OTC, drugs. The Federal Trade Commission, or FTC, is responsible for overseeing the advertising of nutritional supplements, and is primarily concerned with publicly made health claims that are not substantiated by definitive scientific studies. The U.S. Postal Service governs advertising as it relates to product safety. Regulation of certain aspects of the nutritional supplement business at the federal level is also governed by the Consumer Safety Product Commission, the Department of Agriculture and the Environmental Protection Agency. The formulation, manufacture, packaging, labeling and sale of nutritional supplements are also subject to extensive state, local and foreign legislation.

The FDCA addresses dietary supplements principally through the Dietary Supplement Health and Education Act of 1994, or DSHEA. The DSHEA defines “dietary supplements” as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances that are used to supplement the diet, as well as concentrates, constituents, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be used in dietary supplements without notifying the FDA. However, a “new” dietary ingredient (i.e., a dietary ingredient that was not marketed in the U.S. before October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” without having been “chemically altered.” A new dietary ingredient notification must provide the FDA with evidence of a “history of use or other evidence of safety” which establishes that use of the dietary ingredient “will reasonably be expected to be safe.” A new dietary ingredient notification must be submitted to the FDA at least 75 days before the new dietary ingredient can be marketed. Furthermore, there can be no assurance that the FDA will accept evidence purporting to establish the safety of any new dietary ingredients that we may want to market, and the FDA’s refusal to accept such evidence could prevent the marketing of such dietary ingredients. The FDA is in the process of developing guidance for the industry to clarify its interpretation of the new dietary ingredient notification requirements, and this guidance has the potential to raise new and significant regulatory barriers for new dietary ingredients. In addition, increased FDA enforcement could lead the FDA to challenge dietary ingredients already on the market as “illegal” under the FDCA because of the failure to file a new dietary ingredient notification.

DSHEA permits “statements of nutritional support” to be included in labeling for dietary supplements without FDA pre-approval. Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect the structure, function or well-being of the body, but such statements may not state that a dietary supplement will diagnose, cure, mitigate, treat or prevent a disease unless such claim has been reviewed and approved by the FDA. A company that uses a statement of nutritional support in labeling must possess evidence substantiating that the statement is truthful and not misleading. In some circumstances, it is necessary to disclose on the label that the FDA has not “evaluated” the statement, to disclose the product is not intended to combat disease and to notify the FDA about our use of the statement within 30 days of marketing the product. However, there can be no assurance that the FDA will not determine that a particular statement of nutritional support that we want to use is an unacceptable disease claim or an unauthorized version of a “health claim.” Such a determination might prevent the use of such a claim.

In addition, DSHEA provides that certain so-called “third-party literature,” e.g., a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits, may be used “in connection with the sale of a dietary supplement to consumers” without being subject to labeling regulations. Such literature must not be false or misleading, the literature may not “promote” a particular manufacturer or brand of dietary supplement and a balanced view of the available scientific information on the subject matter must be presented. There can be no assurance, however, that all third-party literature that we would like to disseminate in connection with our products will satisfy each of these requirements, and failure to satisfy all requirements could prevent use of the literature or subject the product to regulation as an unapproved drug.

As authorized by DSHEA, the FDA has recently proposed Good Manufacturing Practices, or GMPs, specifically for dietary supplements. These new GMP regulations, which are anticipated to be finalized in the near future, would be more detailed than the current GMPs regulating dietary supplements and may, among other things, require dietary supplements to be prepared, packaged and held in compliance with certain rules and might require quality control provisions similar to those set forth in the GMP regulations for drugs. There can be no assurance that if the FDA adopts GMP regulations for dietary supplements we will be able to comply with the new rules without incurring substantial expense.

The FDA generally prohibits labeling a dietary supplement with any “health claim” (that is not authorized as a “statement of nutritional support” permitted by DSHEA) unless the claim is pre-approved by the FDA. There can be no assurance that some of the labeling statements that we would like to use will not be deemed by the FDA to be impermissible “health or disease claims.”

Although the regulation of dietary supplements is in some respects less restrictive than the regulation of drugs, there can be no assurance that dietary supplements will continue to be subject to less restrictive regulation. Legislation has been periodically introduced in Congress, including in 2004 and 2005, to amend the FDCA to place more restrictions on the marketing of dietary supplements. In addition, Congress has been asked to consider various systems for pre-market and post-market review of dietary supplements to make the regulation of these products similar to the regulation of drugs under the FDCA. The FDA regulates the formulation, manufacturing, packaging, labeling and distribution of OTC drug products pursuant to a “monograph” system that specifies active drug ingredients that are generally recognized as safe and effective for particular uses. If an OTC drug is not in compliance with the applicable FDA monograph, the product generally cannot be sold without first obtaining FDA approval of a new drug application, which can be a long and expensive procedure. There can be no assurance that, if more stringent statutes are enacted for dietary supplements, or if more stringent regulations are promulgated, we will be able to comply with such statutes or regulations without incurring substantial expense.

The FDA has broad authority to enforce the provisions of the FDCA with respect to dietary supplements and OTC drugs, including powers to issue a public “warning letter” to a company, to publicize information about illegal products, to request a voluntary recall of illegal products from the market and to request that the Department of Justice initiate a seizure action, an injunction action or a criminal prosecution in U.S. courts.

The FTC exercises jurisdiction over the advertising of dietary supplements. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for making false or misleading advertising claims and for failing to adequately substantiate claims made in advertising. These enforcement actions have often resulted in consent decrees and the payment of civil penalties and/or restitution by the companies involved.

We are also subject to regulation under various state, local and international laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and OTC drugs. Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of our products. Compliance with such foreign governmental regulations is generally the responsibility of our distributors in those countries. These distributors are independent contractors whom we do not control.

In addition, from time to time in the future, we may become subject to additional laws or regulations administered by the FDA or by other federal, state, local or foreign regulatory authorities, to the repeal of laws or regulations that we consider favorable, such as DSHEA, or to more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations, and we cannot predict what effect additional governmental regulation, if and when it occurs, would have on our business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel or other new requirements. Any such developments could have a material adverse effect on our business.

Europe.    The European Commission (the “EU Commission”) of the European Union (the “EU”) is responsible for the development of legislation governing foodstuffs and medicine sold in Europe. Member States of the EU (“Member States”) are authorized to develop local legislation governing these products, provided such legislation is not more restrictive than the legislation promulgated by the EU Commission. Member States are responsible for enforcement of the applicable legislation. In 2002, the EU established a process for Member States to bring this regulating legislature in line with a published directive of the EU, which addressed the labeling and marketing of vitamins and minerals, what nutrients are permitted or not permitted and other packaging requirements. In 2004, the EU established standards for the manufacture and marketing of herbal medicines with the Traditional Herbal Medicinal Products Directive. This requires, among other things, manufacturers of herbal medicinal products to comply with Pharmaceutical Group Standards, and only requires proof of safety, not efficacy. Registration of products is subject to a phase-in period which began in October 2005, and will terminate in April 2011, at which point all herbal medicinal products must be registered with Member States.

In the United Kingdom, the principal governing legislation is the Food Safety Act of 1990 (governing safety of food products) and the Medicines Act of 1968 (governing licensing and sale of medicine). Further guidance is provided by numerous Statutory Instruments addressing the formulation, purity, packaging, advertising and labeling of such products. Medicinal products are regulated and enforced by the Medicines and Healthcare Products Regulatory Agency (“MPRA”), an agency of the Department of Health. The MPRA determines if an herbal remedy is medicinal by virtue of its “presentation” or “function.” Food products are regulated by the Food Standard Agency (“FSA”), which reports to the Department of Health and to the Department of Environment, Food and Rural Affairs. Vitamin and mineral supplements and soup products with herbal ingredients are generally considered food supplements and are subject to the purview of the FSA.

Additional legislative standards have been adopted in the other EU countries, typically similar in scope to the UK. The regulatory scheme in Canada is similar but not identical to that of the U.S. with respect to MHP’s or material health products and is regulated by Health Canada.

Employees

As of December 31, 2006, we had 110 full-time and 50 temporary contract employees. We employed approximately 100 people in our Florida facility and 60 in our Utah facility. None of our employees are covered by a collective bargaining agreement with us, and we consider our relationship with our employees to be good.

Facilities

We own or lease 174,000 square feet in our facilities in Florida, North Carolina and Utah. Commencing June 30, 2007, our headquarters were relocated to Deerfield Beach, Florida and include 8,500 square-feet of leased space which we will use to house our executive offices.

We recently purchased a 112,000 square foot facility on 20 acres in Lexington, North Carolina. Our Lexington, North Carolina facility includes approximately 12,000 square feet of office space and 100,000 square feet of warehouse and future manufacturing space.

We lease an additional 31,910 square feet of warehouse space in Spanish Fork, Utah. This facility serves as our primary West Coast distribution center as well as acts as a redundant distribution center for our Lexington, North Carolina operation. This facility was subleased for the period of one year commencing April 1, 2006, subject to four additional 90-day extensions at our option. We intend to close the Spanish Fork, Utah facility and open a new distribution facility in Las Vegas, Nevada during the fourth quarter of 2007.

In June 2007, we entered into a lease for an approximately 63,000 square foot warehouse and distribution facility in Las Vegas, Nevada to replace our warehouse and distribution facility in Spanish Fork, Utah. The lease commences October 1, 2007 and expires November 30, 2014, subject to an option to extend the term for an additional five year period. The base rent is $32,760 per month for the first month and months four through 12. The second and third months’ rent has been abated. The base rent will be adjusted up on the first day of each of the 13th, 25th, 37th , 49th, 61st, 73rd and 85th months (the rental adjustment months) reflecting a flat 3.0% increase.

Legal Proceedings

With the exception of the Juvenon case discussed below, we are not subject to any litigation other than routine litigation of a nature believed by management to be customary for companies of our size. We have had no significant litigation and have not been the subject of any product liability litigation. We have instituted a number of actions as plaintiff against certain third-party vitamin manufacturers who have refused to sell product to us due to the level of discounts we offer relative to other retailers distributing their products. These actions seek to compel them to sell products to us.

In Juvenon v. Vitacost, we were sued in 2004 for alleged patent infringement with respect to certain of our NSI-branded products stemming from a patented product formulation licensed exclusively by Juvenon, Inc. (“Juvenon”). In 2005, we challenged the validity of the underlying patent, and the lawsuit was stayed by a federal court, pending reexamination of the validity of the patent by the U.S. Patent and Trademark Office (the “US PTO”). The court issued an order of administrative closure on August 6, 2007, without prejudice to re-institution when/if the US PTO proceedings are finalized and the relevant claims remain intact. The initial office action by the US PTO rejected the validity of the underlying patent on multiple grounds. It is expected that a final determination will be made later this year. In the event that the US PTO reverses its initial rejection and we are found to infringe on Juvenon’s patent, we could be held liable for damages with respect to historic product sales, and enjoined from further product sales utilizing formulations which infringe on their patent. Alternatively, we could negotiate a license agreement with Juvenon requiring a royalty payment should it be willing to do so. Damages for past infringement claims typically relate to what a fair royalty rate would apply with respect to historic sales related to the infringed product. Our two NSI versions of Alpha Lipoic Acid, which are the NSI-branded products that most closely relate to the alleged patent infringement claim, have had cumulative sales since inception of less than $2.0 million. We have also sold a number of other products with the nutrients alleged to have infringed their patent, which collectively account for approximately another $2.0 million of cumulative sales, or less than 2% of our cumulative sales.

Regulatory Proceedings

On November 30, 2005 we received an FDA warning letter advising us that the FDA viewed the placement of certain products near a newsletter discussing the efficacy of ingredients in those products against bird flu constituted an improper promotion of products. The FDA felt that the claims were impermissible drug claims and were not supported by sufficiently reliable scientific evidence. We took immediate corrective action that we believe is in full compliance with the FDA’s warning letter.

From 1992 to 1996, Wayne F. Gorsek, our founder and former Chief Executive Officer, was a registered representative and part-owner of a broker-dealer registered with the SEC. In a civil complaint filed in 1999, the SEC alleged that Mr. Gorsek, in his role as an owner of a public relations firm, published research profiles which failed to disclose material information, which in turn served to artificially inflate the trading prices for shares of common stock of approximately 20 publicly traded microcap companies.

On April 23, 2001, the Court found that Mr. Gorsek, acting through the public relations firm, engaged in fraud by failing to adequately disclose the receipt of compensation by it (in the form of cash and securities) from the issuer clients whose securities were being recommended, that in some instances additional compensation by it (in the form of securities) would be granted to Mr. Gorsek through the public relations firm based on the performance of the issuer clients securities, and that the reports and profiles published by the public relations firm of the issuer clients were reprints of projections and target prices received from the issuer clients whose securities were being recommended and that Mr. Gorsek acting through the public relations firm did not perform independent research on the issuer clients.

On April 23, 2001, the U.S. District Court entered a summary judgment against Mr. Gorsek finding him liable for violations of the antifraud and anti-touting provisions of the federal securities laws (specifically, Sections 17(a) and (b) of the Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, as amended and Rule 10b-5 in connection with the public relations firm). On May 28, 2002, following a bench trial, Mr. Gorsek was found liable for defrauding his brokerage customers in violation of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10(b)(5), thereunder.

In August 2002, Mr. Gorsek entered into a settlement with the SEC whereby Mr. Gorsek agreed to a permanent injunction from violating such laws in the future, a financial sanction of $250,000, a permanent bar from associating with any broker or dealer and a five year bar from participating in any offering of a penny stock (which bar terminates in August 2007). The five year bar prohibits Mr. Gorsek from directly or indirectly participating in capital raising efforts of us or other companies deemed to constitute penny stock (a share price of $5.00 per share or less). Mr. Gorsek has complied with all of the obligations in the settlement.

In connection with our application for listing of our common stock on the Nasdaq Global Market, we were advised by Nasdaq that our listing would be considered for approval conditioned upon: (i) Mr. Gorsek’s resignation as an officer and director of the Company though he is permitted to be an employee and/or consultant of ours; (ii) placement of his shares of common stock in a voting trust for a period of five years from the declaration of effectiveness of the registration statement to which this prospectus is a part, to be administered by an independent trustee acceptable to Nasdaq; and (iii) Mr. Gorsek’s agreeing not to, directly or indirectly, acquire any additional shares of our stock or options or other rights to acquire our capital stock, with the exception of shares issuable pursuant to options currently outstanding. Nasdaq has indicated that it is under no obligation to lessen or eliminate any of the foregoing restrictions, although it reserves the right to reconsider these restrictions in the future in its sole discretion.

Mr. Gorsek has agreed to abide by the above restrictions, has already resigned as an officer and director of the Company as of January 29, 2007 and has entered into a consulting agreement to serve as the “founder” to the Company. Pursuant to the terms of his consulting agreement, Mr. Gorsek will consult with such employees on matters as determined by the Chief Executive Officer including, but not limited to manufacturing, facilities design and equipping, advertising, customer relations, marketing, Internet strategies, product formulation and packaging, scientific advisory board matters and business strategy. Mr. Gorsek is obligated to continue to remain current with medical and scientific literature as it relates to nutritional supplements, vitamins and nutrients, consistent with a comparable level of understanding as when he served as Chief Executive Officer of the Company. The consulting agreement provides that, absent Nasdaq’s repeal of the following restrictions as a condition to our continued listing on Nasdaq, or our voluntary consent to repeal the following restrictions, Mr. Gorsek will comply with the following limitations for so long as our common stock continues to be listed on Nasdaq (or such shorter period specifically referenced below): (i) his shares of common stock will be administered pursuant to a five year voting trust effective as of the date of declaration of effectiveness of the registration statement including this prospectus, under which Kenneth H. Robertson will serve as the trustee, subject to provisions for insertion of a replacement trustee satisfactory to Nasdaq in the event the initial trustee fails to serve for any reason; (ii) he shall not acquire any more shares of our capital stock except pursuant to currently outstanding options; and (iii) his resignation as an officer and director of ours (and all subsidiaries) will remain in effect and he shall not hold any position of policy-making authority with us. Mr. Robertson had no prior family, social, financial or other business dealings with Mr. Gorsek prior to agreeing to serve as trustee. See “Management,” below.

MANAGEMENT

Directors, Executive Officers, and Key Employees

The following table sets forth certain information regarding our directors, executive officers, key employees.

NAME	AGE	TITLE
Ira P. Kerker	44	Chief Executive Officer and Director
Allen S. Josephs, M.D.	57	Chairman of the Board and Director of Research
Richard P. Smith, CPA	50	Chief Financial and Accounting Officer
John J. Arnst	50	Vice President Operations
Sonya L. Lambert	43	Vice President Marketing
David N. Ilfeld, M.D.	60	Director(1)(3)
Lawrence A. Pabst, M.D.	57	Director(1)(3)
Marc J. Oppenheimer	50	Director(2)
Janet Rehnquist	50	Director(1)
Robert G. Trapp, M.D.	58	Director(2)(3)
Daryle V. Scott	48	Director(2)

(1)	Member of our Nominating/Corporate Governance Committee.

(2)	Member of our Audit Committee.

(3)	Member of our Compensation Committee.

Ira P. Kerker was appointed as our Chief Executive Officer and Director in January 2007. From February 2005 through January 2007, he served as our general counsel where he acted as a member of our executive management team. From December 2003 through January 2005, Mr. Kerker performed legal services in-house for Fireman’s Fund Insurance and USAA Insurance. From 1995 through September 2003, Mr. Kerker was a financial representative and later the Managing Partner of the Fort Lauderdale, Florida office of MetLife/New England Financial. Mr. Kerker received a B.S. in Business Administration from the University of Florida and his J.D. from Whittier College School of Law.

Allen S. Josephs, M.D., was appointed as our Chairman of the Board and Director of Research in January 2007. He served as our President and Director from late 1999 through January 2007. He served as our Vice President from 1997 through 1999. Dr. Josephs also maintains a private practice in neurology with Essex Neurological Associates where he served as Section Chief of Neurology at St. Barnabas Hospital, a 600-bed hospital in Livingston, New Jersey. He received his M.D. from Jefferson Medical College in Philadelphia, Pennsylvania and served his internal medicine residency at Temple University in Philadelphia and his neurology residency at Mt. Sinai Hospital in New York City where he also served as Chief Resident in Neurology. Dr. Josephs is board certified in internal medicine and neurology. He is a member of the American Academy of Neurology.

Richard P. Smith, CPA, has served as our Chief Financial Officer and Chief Accounting Officer since January 2004. From June 2003 through December 2003, he served as Chief Financial Officer of Hair Club for Men, Inc. From June 2001 through October 2003, he served as the Chief Financial Officer of Coppercom, Inc., a telecommunications company, and from May 2000 through May 2001, he served as the Chief Financial Officer of Datamax System Solutions, Inc. From September 1996 through April 2000, Mr. Smith served as the Chief Financial Officer of Systemone Technologies, Inc. Mr. Smith is a graduate of Illinois Wesleyan University and received his M.B.A. from the University of Illinois and a Masters in Finance from Cambridge University, England.

John J. Arnst has served as our Vice President of Operations since June 2004. From July 2003 through June 2004, he served as the Operations Manager for NBTY, Inc., a nutritional supplement company. From January 2001 through July 2003, he served as the Operations Manager for Rexall Sundown, a nutritional supplement company, which purchased NBTY, Inc. in 2003. From January 1996 through December 2000, Mr. Arnst served as a management and technical consultant to AGC, Intl. Mr. Arnst is responsible for providing leadership for the supply chain, quality, distribution, customer service, human resources, manufacturing and information technology departments, in addition to providing key advice on strategic business development and corporate planning issues, including establishment of manufacturing capabilities. Mr. Arnst received his B.S. in Chemistry from the University of Florida.

Sonya L. Lambert has served as our Vice President of Marketing since December 2004. Ms. Lambert joined us in March 2003 as our Director of Marketing. From April 1999 through September 2001 Ms. Lambert was the Director of Marketing, Online Programs for Gerald Stevens, Inc. and was a Senior Marketing Manager for SportsLine.com from 1995 to 1999. Ms. Lambert left the industry from September 2001 through March 2003 to pursue personal interests. She is responsible for the development and execution of eCommerce and catalogue marketing strategies. Ms. Lambert received a B.S. in Communications from the University of Florida.

David N. Ilfeld, M.D., has served as our Director since 2003. Dr. Ilfeld has maintained a private practice in internal medicine at Maccabi Healthcare Services, Tel Aviv, Israel from 1990 through 2005. He took a leave of absence commencing December 2005 for personal reasons. Dr. Ilfeld received a B.S. in Physics from the Massachusetts Institute of Technology in 1968 and his M.D. from Harvard Medical School in 1973. Dr. Ilfeld is American Board certified in Internal Medicine, Rheumatology, and Allergy & Immunology and has published 39 scientific articles.

Lawrence A. Pabst, M.D., has served as our Director since April 2007. Dr. Pabst has maintained a general orthopedic practice from 1979 to the present. He has hospital affiliations with Bucyrus Community Hospital and Galion Community Hospital, where he served as the Chief of Staff in 1985 and 1995. Dr. Pabst attended the University of Michigan and received his M.D. from The Ohio State University College of Medicine.

Marc J. Oppenheimer has served as our Director since April 2007. Mr. Oppenheimer is the Executive Vice President, Chief Financial Officer and Treasurer of IDT Corporation, a multi-national diversified company with listings on the New York Stock Exchange. Prior to serving in his current roles, Mr. Oppenheimer served as IDT’s Lead Director and chaired its Audit and Compensation Committees. Mr. Oppenheimer also serves as the President of Octagon Associates, Inc., a merchant banking and financial/strategic advisory firm. Until mid-2006, he was Executive Vice President of Kenmar Global Investment Management, Inc., and a Managing Director of Kenmar-Nihon Venture Capital, LLC. Kenmar is a global asset management firm. Mr. Oppenheimer served as the President and Chief Executive Officer of Crystallex International Corporation, an international publicly-traded gold mining company primarily focused in Venezuela, from February 1995 to September 2003 and served as its Vice Chairman from September 2003 to May 2004. He started his financial career as a credit officer at the Chase Manhattan Bank, N.A. Mr. Oppenheimer also served as the Director of Trade and Merchant Banking for Midlantic National Bank. Mr. Oppenheimer serves on the Board of Directors of Crystallex International Corporation (AMEX: KRY). Mr. Oppenheimer has a B.S. with Honors in Management and Industrial Relations from New York University as well as an M.B.A. with Honors in Finance from New York University.

Janet Rehnquist has served as our Director since April 2007. In September 2006, Ms. Rehnquist founded the Rehnquist Group PLLC, a law firm specializing in serving the needs of clients in the health care and pharmaceutical industries. From 2003-2006, Ms. Rehnquist was a Partner at Venable LLP. From 2001-2003, Ms. Rehnquist served as the Inspector General, U.S. Department of Health and Human Services, a position appointed by the President and confirmed by the Senate. From 1994-2001, she served as an Assistant U.S. Attorney for the Eastern District of Virginia. From 1990-1993, Ms. Rehnquist served as an Associate Counsel for the President in the first Bush administration. From 1989-1990 she served as Counsel to the U.S. Senate Permanent Subcommittee on Investigations. Ms. Rehnquist began her legal career as a litigation associate at the law firm Baker & Hostetler, where she worked from 1985-1989. Ms. Rehnquist has a B.A. with Honors from the University of Virginia and a J.D. from the University of Virginia School of Law. She is an active member of the Commonwealth of Virginia and District of Columbia Bars.

Robert G. Trapp, M.D., has served as our Director since April 2007. Dr. Trapp has maintained a private practice in rheumatology in Springfield, Illinois since 1989. He was a faculty member at Southern Illinois University School of Medicine from 1981-1989 where he served as Chief of the Division of Rheumatology. He has been a principal investigator in more than 125 phase I, II and III clinical trials evaluating new therapies in the treatment of rheumatological diseases. Dr. Trapp is board certified in internal medicine and rheumatology. He is a Fellow of the American College of Physicians and a member of the American College of Rheumatology. He received a B.A. from Earlham College and his M.D. from Northwestern University School of Medicine.

Daryle V. Scott has served as our Director since June 2007. Mr. Scott founded Venus (www.venus.com), a multi-channel retailer of ladies fashion apparel and swimwear, and has served as its President and CEO since he founded its predecessor company in 1982. In 1999, Venus acquired WinterSilks (www.wintersilks.com), the largest direct marketer of silk clothing in the U.S. Mr. Scott graduated cum laude from Stetson University where he earned his B.S. in Chemistry and M.B.A. Mr. Scott currently serves on the Business Board of Stetson University.

We consider Messrs. Kerker, Josephs, Smith and Arnst and Ms. Lambert as our executive officers; we consider Drs. Ilfeld, Pabst and Trapp, Mr. Oppenheimer, Ms. Rehnquist and Mr. Scott as independent directors.

Founder

Wayne F. Gorsek, 40, is our Founder and currently serves as our consultant. He served as our Chief Executive Officer and a Director from our inception in 1994 through January 2007, at which time he resigned these positions and entered into a consulting agreement to serve in a full-time, non-executive capacity as Founder. He provides advice on product formulation and development, industry trends, marketing and operations. He founded Vitacost.com (originally named Nature’s Wealth Company) in 1994. He has developed knowledge of the nutritional supplement business through reading of scientific literature and dialogue with our scientific advisory board and has conceptualized and implemented many of the products sold by us today.

Board Committees

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. Our board of directors currently has an audit committee, compensation committee and nominating committee. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee.    Our audit committee consists of Marc J. Oppenheimer, Daryle V. Scott and Robert G. Trapp, M.D. Our board of directors has determined that the committee members satisfy the independence requirements of the Nasdaq Global Market. Mr. Oppenheimer serves as the chairman of this committee, and our board of directors has determined that he qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	appointing, compensating, retaining and overseeing the work of our independent auditors;

•	pre-approving audit and non-audit services of our independent auditors;

•

reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•

reviewing the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor’s senior personnel that are providing us audit services; and

•	reviewing all related-party transactions for approval.

Both our independent auditors and internal financial personnel plan to meet regularly with our audit committee and have unrestricted access to this committee.

Compensation Committee.    Our compensation committee consists of Drs. Ilfeld, Pabst and Trapp. Our board of directors has determined that the committee members satisfy the independence requirements of the Nasdaq Global Market. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. Dr. Trapp will serve as the chairman of this committee upon his election to the board of directors. The functions of this committee include:

•

reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans; and

•	exercising authority under our equity incentive plans.

Nominating/Corporate Governance Committee.    Our nominating/corporate governance committee consists of Janet Rehnquist, Lawrence A. Pabst, M.D. and David N. Ilfeld, M.D. Our board of directors has determined that the committee members satisfy the independence requirements of the Nasdaq Global Market. The functions of this committee will include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors;

•	developing guidelines for board composition;

•	recommending processes for annual evaluations of the performance of the board of directors, the chairman of the board of directors and the chief executive officer; and

•	reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Compensation Committee Interlocks and Insider Participation

Our compensation committee currently consists of Drs. Ilfeld and Pabst and Trapp. None of the other members of our compensation committee has, at any time, served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Our non-employee directors receive an annual retainer of $5,000 plus $2,500 for serving on one or more committees. Non-employee directors will receive annual options to purchase 5,000 shares of our common stock pursuant to our 2006 Plan. As Chairman of the audit committee, Marc J. Oppenheimer was granted an option to purchase 60,000 shares of our common stock at $6.00 per share, with a four-year vesting period, with the first 25%, or 15,000 shares, vesting on April 22, 2008, subject to his continuing to serve in that capacity. Such compensation commenced upon the formation of such committees in April 2007. Employee directors do not receive any additional compensation for board services. In addition, Dr. Josephs receives compensation pursuant to a separate consulting agreement, as described below.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview.

Our compensation programs are intended to provide an overall total direct compensation package that is competitive with our peer companies, enable us to attract and retain key talent and provide incentives that promote short- and long-term financial growth and stability to continuously enhance stockholder value based on a pay-for-performance model. We refer to the executive officers named in the Summary Compensation Table that follows this Compensation Discussion and Analysis, such officers being our Chief Executive Officer (CEO), Chief Financial and Accounting Officer, Vice President Operations, Vice President Marketing and our former CEO, as “Named Executive Officers.” The compensation committee of the board of directors reviews and approves the compensation program for our Named Executive Officers and oversees our executive compensation strategy.

To implement these principles, we plan to target base salary compensation for our Named Executive Officers so that they are competitive with appropriate peer group companies taking into account the experience level of the individuals in their current positions. The compensation currently payable to our Named Executive Officers has been negotiated with them and is subject to the terms of our employment agreements with them.

Our compensation committee will also consider quantitative performance comparisons and the compensation of executives of the peer group companies in similar positions, as well as qualitative performance factors they deem important to insure the alignment of our executives’ compensation with the goals of our stockholders. The qualitative factors are developed with the CEO for the Named Executive Officers reporting to the CEO and by the compensation committee for the CEO. These qualitative factors include items such as experience, leadership, integrity, strategic planning, team building, diversity, stability and succession planning.

Historically, our former CEO and Founder, Wayne F. Gorsek negotiated the terms of employment agreements for named executive officers subject to review and approval of the board. As a private company, there were no formal policies or guidelines dictating the types and amounts of compensation provided. Instead, the board of directors considered the employee’s employment history, prior compensation, Company performance goals and existing compensation package. Once we become a publicly held company, the compensation committee will review the employment agreements of all Named Executive Officers and will establish formal policies and guidelines which information will be provided as required in the company’s filings. In connection with this review and the establishment of more formal compensation policies, the compensation committee may retain the services of third-party executive compensation specialists from time to time, as it sees fit.

Compensation Benchmarking and Peer Group.

We have not adopted any formal guidelines for benchmarking total compensation, the allocation between short- and long-term compensation or the allocation between cash and equity. However, once we become a publicly held company we and the compensation committee plan to conduct an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers, based on benchmarks of our peer groups. Our compensation committee will also annually evaluate past performance, competitor performance and general market conditions to establish future performance targets. In addition, the compensation committee intends to take into account input from other independent members of the board of directors and publicly available data relating to the compensation practices and policies of other companies within and outside of our industry. The compensation committee has not yet determined which companies will comprise this peer group.

Elements of Compensation.

Base salary

We intend to provide our Named Executive Officers with a competitive base salary that is in-line with their roles and responsibilities when compared to peer companies of comparable size. We view base salary as an important component to each Named Executive Officer’s overall compensation package. The base salary level is established and reviewed based on the level of responsibilities, the experience and tenure of the individual and the amount of performance based incentives received or granted each year. The base salary will be compared annually to the list of similar positions within comparable peer companies and with consideration of the executive’s relative experience in his or her position. Base salaries are reviewed annually and at the time of promotion or other changes in responsibilities.

Short-Term Incentive Compensation

Our short-term incentive compensation program will allow us to create annual performance criteria that are flexible and that change with the needs of our business. By creating target awards and setting performance objectives at the beginning of each fiscal year, our Named Executive Officers understand our goals and priorities during the current fiscal year. Our CEO and his management team are responsible for our overall performance in accordance with our strategic operating plan, as approved annually by our board of directors, and are thus evaluated on these objectives.

Named Executive Officers may receive approximately 25 – 40% of their total compensation as incentive compensation. The measurement criteria for our CEO’s incentive compensation bonuses for fiscal year 2008 will be based on our overall corporate level performance measures including growth in EBITDA, EBITDA return compared to the total invested capital and growth in earnings per share. For our other Named Executive Officers (other than our CEO), the following criteria for incentive compensation bonuses for fiscal year 2008 will be used: overall corporate level performance measures including EBITDA vs. plan, annual growth in EBITDA, cash flow, backlog and a discretionary component. The Compensation Committee has not specifically established how compensation will be tied to performance targets, or the level of discretion permitted in awarding this form of compensation. The compensation committee will determine the final discretionary components and the final incentive compensation for the Named Executive Officers.

Long-Term Incentive Compensation

It is anticipated that we will provide long-term compensation pursuant to our 2006 Stock Award Plan. Our long-term incentive compensation programs are designed to focus and reward our Named Executive Officers on our long-term goals and enhance stockholder value. Our Named Executive Officers may receive approximately 25 – 60% of their total compensation as long-term incentive compensation.

Once per year, our CEO will provide the compensation committee with a recommended total dollar pool for long-term incentives to be awarded to all Named Executive Officers as well as other key executives, excluding the CEO. The compensation committee will then determine the final total dollar amount of long-term incentives that are to be awarded to the Named Executive Officers, including the CEO’s and the final total long-term incentive compensation. The Compensation Committee has not established the specific parameters and policies for the total dollar amount to be granted or the individual grants.

Stock Options

We intend to grant stock options that have a ten year term and vest 20% every year on the anniversary date of the grant, subject to continued employment. The stock options are issued with an exercise price equal to the price of our common stock on the later of the date of approval by our compensation committee and the identification of the grantee.

As our financial performance improves relative to the performance targets, the Named Executive Officers’ potential for additional compensation under the short-term and long-term incentive programs will increase. Should actual performance fall short of performance targets, total compensation will be reduced. Base compensation is established for a fiscal year and is not adjusted based on performance for the current year. Short-term compensation may be reduced to zero should performance fall short of established targets. Long-term compensation is generally subject to company-wide performance targets for the Named Executive Officers. If the Company falls short of its performance targets for the three year performance period, the payout of the restricted stock units could be reduced and may be reduced to zero for significant shortfalls based on a to be pre-established formula.

Other Elements of Compensation and Prerequisites.

Medical Insurance

We provide to certain Named Executive Officers, the Named Executive Officer’s spouse and children such health, dental and optical insurance as we may from time to time make available to our other executives of the same level of employment.

Life and Disability Insurance

We provide to certain Named Executive Officers such disability and life insurance as we in our sole discretion may form time to time make available to our other executive employees of the same level of employment.

Vitamin/Food Benefit

We provide each Named Executive Officer with vitamin/nutritional supplements/food benefits in an amount not to exceed $5,000 per year.

Severance and Termination Protection.

Under their employment agreements, our Named Executive Officers are entitled to certain severance and change in control benefits, the terms of which are described below under “Employment Agreements with Named Executive Officers.”

Miscellaneous Compensation Policies.

We do not currently have a policy requiring a fixed course of action with respect to compensation adjustments following later restatements of performance targets. Under those circumstances, the compensation committee would evaluate whether compensation adjustments were appropriate based upon the facts and circumstances surrounding the restatement. We have not established policies regarding the timing of equity grants under our equity compensation plans, any required ownership by executives or the hedging and pledging of our common shares by our executives or directors.

Summary of Cash and Other Compensation

The following table sets forth summary information concerning certain compensation awarded to, paid to, or earned by, the Named Executive Officers for all services rendered in all capacities to Vitacost.com, Inc. during the year ended December 31, 2006. No stock awards were granted to the Named Executive Officers during the fiscal year ended December 31, 2006. We do not have a pension and there were no deferred compensation earnings during the fiscal year ended December 31, 2006.

Summary Compensation Table

Annual Compensation

Name and Principal Position	Salary(1)	Bonus(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)		Total Compensation
Wayne F. Gorsek, Founder and Former Chief Executive Officer	$287,077	—	—	—	$65,718	(6)	$352,795
Ira P. Kerker, Chief Executive Officer and Former General Counsel(7)	$156,154	$21,600	$593	—	—		$178,347
Richard P. Smith, Chief Financial and Accounting Officer(8)	$173,538	$21,600	$593	$5,000	—		$200,731
John J. Arnst, Vice President Operations(9)	$110,000	$12,000	$2,372	$62,127	—		$186,499
Sonya L. Lambert, Vice President Marketing(10)	$95,288	$12,000	$20,497	$65,700	—		$193,485

(1)	The numbers presented represent earned salary for the fiscal year ended December 31, 2006.

(2)	For additional information regarding our bonus policies, see “Executive Compensation — Discussion and Analysis — Elements of Compensation.”

(3)	The options were granted at a per share exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. Generally, stock options vest at a rate of 20% per year for five years from the date of grant and contain certain restrictions, except for the options granted to Mr. Kerker and Mr. Smith, which fully vest at the effective date of registration. The numbers presented represent the compensation cost recognized in 2006 under SFAS No. 123R for awards of stock options. For a discussion of valuation, see “Notes to Financial Statements — Note 1.”

(4)	For additional information regarding our incentive bonus plans policies, see “Executive Compensation — Discussion and Analysis — Elements of Compensation.”

(5)	With the exception of Mr. Gorsek, all of the NEOs received personal benefits valued at less than $10,000 in the aggregate during the fiscal year ending December 31, 2006.

(6)	Mr. Gorsek received personal benefits in the aggregate amount of $65,718, as determined on an aggregate incremental cost to Vitacost.com, Inc. Mr. Gorsek was permitted the use of the Vitacost-owned vehicle. Vitacost recognized $32,550 of related depreciation during 2006. Mr. Gorsek received a vitamin/food benefit in the amount of $10,000; family health insurance coverage in the amount of $13,494; life insurance premium payments in the amount of $674 and moving expense reimbursement in the amount of $9,000.

(7)	Mr. Kerker received options to purchase 25,000 shares of common stock at $3.00 per share.

(8)	Mr. Smith received options to purchase 25,000 shares of common stock at $3.00 per share.

(9)	Mr. Arnst received options to purchase 100,000 shares of common stock at $3.00 per share, which options vest over a period of 5 years.

(10)	Ms. Lambert received options to purchase 125,000 shares of common stock at $3.00 per share, which options vest over a period of 5 years.

Stock and Option Grants and Exercise

For the fiscal year ended December 31, 2006, we did not issue any stock awards to our Named Executive Officers or other employees. Nor did any of our Named Executive Officers exercise options during the fiscal year ended December 31, 2006. The following table sets forth certain information concerning grants of plan-based awards made by Vitacost.com, Inc. for services rendered to us during the year ended December 31, 2006, to each of the Named Executive Officers.

Grants of Plan-Based Awards

	Estimated Future Payments Under Equity-Incentive Plan Awards					All Other Option Awards: Number of Securities	Exercise or Base Price of Option Awards(1)
Name	Grant Date	Grant Date Fair Value	Threshold	Target(3)	Maximum
Wayne F. Gorsek	—	—	—	—	—	—	—
Ira P. Kerker(2)	12/12/2006	—	—	$45,600	—	25,000	$3.00
Richard P. Smith(2)	12/12/2006	—	—	$45,600	—	25,000	$3.00
John J. Arnst	12/12/2006	—	—	$182,400	—	100,000	$3.00
Sonya L. Lambert(3)	9/20/2006	—	—	$183,200	—	100,000	$3.00
Sonya L. Lambert(3)	4/1/2006	—	—	$40,800	—	25,000	$3.00

(1)	The exercise prices of all stock options granted were at prices believed by our board of directors to be at or above the fair market value of our common stock on the date of grant.

(2)	Mr. Kerker’s and Mr. Smith’s stock options vest immediately upon the Company being listed on a national stock exchange.

(3)	Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The potential realizable value assumes that the stock price appreciates from the midpoint of the proposed range of the initial public offering price of $ per share. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock.

Outstanding Equity Awards at Fiscal Year End(1)

Name	Options Exercisable	Options Unexercisable	Option Price		Option Expiration Date
Wayne F. Gorsek	55,000 170,000 175,000 175,000 210,000	— — — — —	$ $ $ $ $	0.125 0.125 1.500 2.000 2.500	12/30/2012 12/30/2013 12/30/2014 12/30/2015 12/30/2016

Ira P. Kerker	20,000 5,000 25,000 25,000	80,000 20,000 100,000 —	$ $ $ $	2.500 3.000 3.000 3.000	2/13/2015 5/13/2015 12/10/2015 12/11/2016

Richard P. Smith	50,000 5,000 20,000 25,000	75,000 20,000 80,000 —	$ $ $ $	1.625 2.000 3.000 3.000	1/11/2014 1/11/2015 12/10/2015 12/11/2016

John J. Arnst	20,000 15,000 5,000 —	30,000 60,000 20,000 100,000	$ $ $ $	2.000 3.000 3.000 3.000	6/20/2014 3/4/2015 6/20/2015 12/11/2016

Sonya L. Lambert	6,000 13,000 10,000 — —	4,000 52,000 40,000 25,000 100,000	$ $ $ $ $	1.750 3.000 3.000 3.000 3.000	3/31/2013 10/17/2015 3/4/2015 3/31/2016 9/19/2016

(1)	The aggregate number of option awards outstanding at December 31, 2006 was 3,993,500.

Director Compensation

Directors who are also our employees are not separately compensated for their services as directors. The following table sets forth all fees paid to our non-employee directors during the fiscal year ended December 31, 2006.

Name	Fees Earned or Paid in Cash		Bonus		Option Awards(1)	All Other Compensation(2)	Total Compensation
Allen S. Josephs, M.D.(3)	$43,200	(4)	$21,600	(5)	$5,925	—	$70,725
David N. Ilfeld, M.D.(6)	—		—		$5,925	—	$5,925

(1)	The options were granted at a per share exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. The numbers presented represent the compensation cost recognized in 2006 under SFAS No. 123R for awards of stock options. For a discussion of valuation, see “Notes to Financial Statements — Note 1.”

(2)	All of the directors received personal benefits valued at less than $10,000 in the aggregate during the fiscal year ending December 31, 2006.

(3)	Dr. Josephs had a total of 997,500 stock option awards outstanding at December 31, 2006.

(4)	Dr. Josephs receives $3,600 per month pursuant to his consulting arrangement.

(5)	Dr. Josephs received a bonus award in 2006 for services performed.

(6)	Dr. Ilfeld had a total of 2,500 stock option awards outstanding at December 31, 2006.

Employment Agreements with Named Executive Officers

Effective January 29, 2007, we entered into an employment, non-competition and proprietary rights agreement with Ira P. Kerker, our Chief Executive Officer, for a one-year term, automatically renewable for additional one year terms annually, unless otherwise terminated by the employee or us. Mr. Kerker earns a salary of $180,000 annually, quarterly bonuses of up to $10,000 and is eligible for an annual bonus, vacation and employee benefits commensurate with his position. If Mr. Kerker’s employment is terminated by us without “cause” (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Mr. Kerker may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment of two months’ base salary for each year served plus a pro rated annual bonus, as well as up to 18 months of company-paid continuation medical benefits. If Mr. Kerker’s employment terminates due to his death or disability, he or his estate will receive a payment equal to 12 months’ base salary in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Kerker is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two year period following termination and the non-solicitation provision extends for a period of one year following termination.

Effective January 29, 2007, we entered into an employment, non-competition and proprietary rights agreement with Richard P. Smith, our Chief Financial and Accounting Officer, for a one year term, automatically renewable for additional one year terms annually, unless otherwise terminated by the employee or us. Mr. Smith earns a salary of $179,500 annually, quarterly bonuses of up to $10,000 and is eligible for an annual bonus, vacation and employee benefits commensurate with his position. If Mr. Smith’s employment is terminated by us without “cause” (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Mr. Smith may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment of up to two months’ base salary for each year served plus a pro rated annual bonus, as well as up to 18 months of company-paid continuation medical benefits. If Mr. Smith’s employment terminates due to his death or disability, he or his estate will receive a payment equal to 12 months’ base salary in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Smith is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two year period following termination and the non-solicitation provision extends for a period of one year following termination.

Effective April 1, 2007, we amended the employment, non-competition and proprietary rights agreement with Sonya L. Lambert, Vice President Marketing. The employment agreement has a one year term, automatically renewable for additional one year terms annually, unless otherwise terminated by the employee or us. As of 2007, Ms. Lambert earns a salary of $120,000 annually and is eligible to receive a marketing bonus based on performance of up to $21,600 per quarter, vacation and employee benefits commensurate with her position. If Ms. Lambert’s employment is terminated by us without “cause” (as defined in her agreement), in addition to any compensation and benefits accrued through such termination, Ms. Lambert may, subject to her execution of a general release of claims against us, receive a lump-sum severance payment of two months base salary for each year served up to 12 months’ base salary plus a pro rated portion of the performance bonuses, as well as up to 18 months of employee-paid continuation medical benefits. If Ms. Lambert’s employment terminates due to her death or disability, she or her estate will receive a payment equal to three months’ base salary in addition to any compensation and benefits accrued through such termination. Under her agreement, Ms. Lambert is subject to a confidentiality, non-solicitation and non-competition agreement during the period she is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two year period following termination and the non-solicitation provision extends for a period of one year following termination.

On June 15, 2007, we entered into an employment, non-competition and proprietary rights agreement with John J. Arnst, Vice President Operations, for a one year term, automatically renewable for additional one year terms annually, unless otherwise terminated by the employee or us. Mr. Arnst earns a salary of $150,000 annually, and is eligible to earn annual performance bonuses of up to $68,500, vacation and employee benefits commensurate with his position. If Mr. Arnst’s employment is terminated by us without “cause” (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Mr. Arnst may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment of two months’ base salary for each year served, up to 12 months, plus a pro rated portion of the performance bonuses, as well as up to 18 months of employee-paid medical benefits. If Mr. Arnst’s employment terminates due to his death or disability, he or his estate will receive a payment equal to three months’ base salary in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Arnst is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality provision extends for a two year period following termination and the non-solicitation and non-competition provisions extend for a period of two years following termination.

On December 12, 2004, we agreed to engage Dr. Josephs whereby he received consulting fees in the amount of $3,000 per month in 2005, for a total consulting fee of $36,000. In 2006, the monthly fee was increased to $3,600.

Benefit Plans

2006 Stock Award Plan.

In June 2006, our board of directors adopted our 2006 Stock Award Plan, or 2006 Plan, subject to stockholder approval.

Purpose; Eligibility

The 2006 plan provides for grants of incentive and nonqualified stock options, stock appreciation rights, restricted stock, stock units, bonus stock and other stock related awards and performance awards that may be settled in cash, stock or other property. The purpose of the 2006 Plan is to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors and consultants. Accordingly, our employees, officers, directors and consultants and those of our affiliates are eligible to receive awards under the 2006 Plan, except that only our employees and employees of our qualifying parent and subsidiary corporations may receive grants of incentive stock options.

Shares Available for Issuance

The total number of shares of our common stock that may be subject to awards under the 2006 Plan is 2,000,000 shares, which may consist, in whole or part, of authorized and unissued treasury shares. This share limit applies both to shares delivered and share-based awards under the 2006 Plan that are settled in cash. Subject to limitations imposed by law on incentive stock options, (i) shares subject to awards under both the 2006 Plan or the 2000 Plan (discussed below) that are forfeited, expire, terminate, are repurchased by us or are settled for cash, in any case without the issuance of shares, shall become available for grant (or re-grant) under the 2006 Plan, and (ii) to the extent that our shares are used to satisfy exercise price, payment or withholding tax obligations arising in connection with awards under the 2006 Plan or the 2000 Plan, such shares shall become available for grant (or re-grant) under the 2006 Plan.

Administration

Our board of directors may administer the plan or may delegate such authority to a committee of two or more members of the board, which may in turn delegate certain administrative authority, subject to our board’s power to re-vest such authority in itself at any time. Our board has delegated administration of the plan to our compensation committee, which is comprised of “non—employee directors” as defined by Rule 16b—3 of the Securities Exchange Act, “outside directors” within the meaning of Section 162(m), and independent directors as defined by the National Association of Securities Dealers, Inc. or the NASD. Together, our board of directors and the compensation committee are referred to herein as the “plan administrator.” Subject to the terms of the 2006 Plan, the plan administrator has broad discretion to select participants, determine the types, terms and conditions of awards, prescribe forms, amend, suspend or terminate the 2006 Plan and make all other determinations that may be necessary or advisable for the administration of the plan.

Awards

The plan administrator is authorized to grant both incentive stock options and nonqualified stock options, as well as stock appreciation rights which entitle participants to receive the appreciation in our common stock between the grant date and the exercise date of the stock appreciation right. The plan administrator determines the exercise price per share subject to an option and the grant price of a stock appreciation right. However, the per share exercise price of an incentive stock option and the per share grant price of a stock appreciation right must not be less than 100% of the fair market value of a share of our common stock on the grant date. Furthermore, the exercise price of incentive stock options granted to an owner of more than 10% of the combined voting power of our stock (or that of certain of our parent or subsidiary corporations) must not be less than 110% of the fair market value of a share of our common stock on the grant date and such options must not have a term in excess of five years. The plan administrator will also set forth in a written agreement the maximum term of each option or stock appreciation right, the times and methods by which each stock option or stock appreciation right will be exercisable and provisions requiring forfeiture of unexercised stock options or stock appreciation rights on or following termination of employment or service. No stock option or stock appreciation right may have a term exceeding ten years. The aggregate fair market value of the shares with respect to which options intended to be incentive stock options may become exercisable for the first time by an employee in any calendar year may not exceed $100,000; any excess will be treated as a nonqualified stock option. The plan administrator may also grant stock options that are exercisable prior to vesting for unvested shares of common stock, subject to certain repurchase rights in our favor.

The plan administrator is authorized to grant restricted stock awards comprised of shares of our common stock which, for a specified period or subject to the attainment of specified performance goals, may not be sold or disposed of and which may be forfeited in the event of certain terminations of employment or service or upon the failure to attain applicable performance goals. Subject to the foregoing, a participant granted restricted stock generally has all of the rights of one of our stockholders. The plan administrator may also grant stock unit awards to participants, which are rights to receive shares of our common stock, cash, or a combination thereof at the end of a specified time period and which may be subject to the same service requirements and/or performance goals as restricted stock. Stock units carry no voting, dividend or other stockholder rights prior to satisfaction of applicable service or performance requirements and subsequent delivery of any shares underlying such awards. The plan administrator may grant other stock-based awards, including bonus stock, dividend equivalents and other awards linked to the value of our common stock, which awards may be subject to such terms, conditions, restrictions and vesting requirements as the plan administrator may determine.

Performance Awards

The compensation committee may grant awards to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the compensation committee for the period are satisfied, as determined by the compensation committee in writing. These pre-established performance goals must be based on one or more of the following performance criteria: (i) total stockholder return, (ii) total stockholder return compared to total return (on a comparable basis) of a publicly available index; (iii) net income; (iv) pretax earnings; (v) earnings before interest expense, taxes, depreciation, and amortization; (vi) pretax operating earnings; (vii) operating margin; (viii) earnings per share; (ix) return on equity; (x) return on capital; (xi) return on investment; (xii) operating earnings; (xiii) cash flow from operations; and (xiv) ratio of debt to stockholders’ equity. In granting performance awards, the plan administrator may establish unfunded award “pools,’ the amounts of which will be based upon the achievement of a performance goal or goals based on one or more of the business criteria described in the plan. During the first 90 days of a performance period, the plan administrator will determine who will potentially receive performance awards for that performance period, either out of the pool or otherwise. With regard to a particular performance period, the compensation committee shall have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the compensation committee may reduce or eliminate (but not increase) the award. The compensation committee has discretion to determine whether a performance award will be paid or forfeited if a participant’s employment terminates prior to the end of the performance period. The 2006 Plan and awards thereunder are intended to be exempt from the application of Section 162(m) of the Code until the expiration of our “reliance period” (within the meaning of Section 162(m) of the Code).

Other Terms of Awards

Awards under the 2006 Plan may be settled in the form of cash, shares of our common stock, other awards or other property in the discretion of the plan administrator. The plan administrator may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the plan administrator may establish and subject to the requirements of Section 409A of the Code, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains, and losses based on deemed investment of deferred amounts in specified investment vehicles. The plan administrator is authorized to place cash, shares of our common stock, or other property in trusts or make other arrangements to provide for payment of our obligations under the plan. The plan administrator may condition any payment relating to an award on the satisfaction of withholding tax obligations.

Change in Control; Corporate Transaction; Change in Capitalization

In connection with a “change of control” (as defined in the 2006 Plan), the plan administrator may, in its discretion, accelerate the vesting, exercisability, lapsing of restrictions or expiration of deferral of any award and may, in its discretion, deem any applicable performance goals relating to any performance-based award to be satisfied. In the event of a “corporate transaction” (as defined in the 2006 Plan, which may or may not constitute a change of control), if the surviving entity does not assume or substitute equivalent awards for those outstanding under the 2006 Plan, the plan administrator may, in its discretion and without the consent of the participant, either: (i) accelerate the vesting and exercisability (as applicable) of all awards in full or as to some percentage of the awards to a date prior to the effective date of the corporate transaction; (ii) provide that any reacquisition or repurchase rights associated with an award will lapse or assign any such rights to a successor entity; or (iii) provide for a cash payment in exchange for the termination of an award or any portion of an award where such cash payment is equal to the fair market value of the shares that the participant would receive if the award were fully vested and exercised as of such date, less any applicable exercise price.

Upon a change in our capitalization that affects our common stock, such as a dividend, recapitalization, reorganization, spin-off, combination or other similar corporate transaction or event, the plan administrator has broad discretion to adjust the 2006 Plan and awards outstanding thereunder, including but not limited to adjustments to the number and type of shares subject to awards and the exercise or purchase price of awards, as appropriate in order to prevent dilution or enlargement of the rights of participants and to preserve intended performance targets, provided that no such adjustments cause any awards to cease to qualify as “performance-based compensation” under Section 162(m) of the Code.

Amendment and Termination

Our board of directors may amend, alter, suspend, discontinue or terminate the plan without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Unless earlier terminated by our board of directors, the plan will terminate on the earlier of (i) 10 years after its adoption by our board of directors or (ii) such time as no shares of our common stock remain available for issuance under the plan and we have no further rights or obligations with respect to outstanding awards under the plan.

Federal Income Tax Consequences of Awards

With respect to nonqualified stock options, we are generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. A participant receiving incentive stock options will not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of a share of our common stock received over the option price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon the exercise of an incentive stock option is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the incentive stock option will be treated as one which does not meet the requirements of the Code for incentive stock options and the tax consequences described for nonqualified stock options will apply.

The current federal income tax consequences of other awards authorized under the 2006 Plan generally follow certain basic patterns: stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the participant elects to accelerate recognition as of the date of grant); stock-based performance awards, dividend equivalents and other types of awards are generally subject to tax at the time of payment. Compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income, subject to Code Section 162(m) with respect to covered employees, when such limitations become applicable.

2000 Stock Option Plan.

In 1996, our board of directors adopted and our stockholders approved the Vitacost.com, Inc. Stock Option Plan. In 2000, our board of directors adopted and our stockholders approved amendments to this plan to increase the plan’s authorized share limit from 1,000,000 to 5,000,000 shares of our common stock and to rename the plan the 2000 Stock Option Plan (the “2000 Plan”). The purpose of the 2000 Plan is to encourage employees, directors and consultants to own shares of our common stock and thereby align their interests with those of our stockholders. We believe that the 2000 Plan constitutes an important factor in attracting, retaining and rewarding qualified personnel.

The 2000 Plan provides for the grant of tax-qualified incentive stock options (as defined under Section 422 of the Code) to our employees and the grant of nonqualified stock options to our directors, employees and consultants. As of June 30, 2007, options to purchase 2,666,500 shares of common stock had been granted and remained outstanding under the 2000 Plan, none of which have been exercised, canceled or forfeited and 719,000 shares of common stock remained available for grant under our 2000 Plan. Shares of our common stock that are subject to stock options that terminate, expire, or are otherwise forfeited by participants in the 2000 Plan prior to exercise will again become available for grant under the 2000 Plan; however, following this offering no further grants will be made under the 2000 Plan, rather future grants of stock options will be made under our 2006 Plan (or any subsequently adopted plan or plans).

The authority to administer and interpret the 2000 Plan, including the authority to determine the exercise price, vesting schedule and other terms and conditions of stock options granted under the 2000 Plan, consistent with the terms of the 2000 Plan and the incentive stock options rules (to the extent applicable), rests with our board of directors, which may delegate such authority to a committee. The terms and conditions of each stock option grant under the 2000 Plan are embodied in a written stock option agreement. Stock options granted under the 2000 Plan may be exercised as determined by our board of directors or its designated committee and indicated in an applicable stock option agreement but in no event after the eleventh anniversary of the date of grant in the case of a nonqualified stock option or the tenth anniversary in the case of an incentive stock option and subject to additional limitations applicable to incentive stock options. Upon the exercise of a stock option, the purchase price must be paid in full in a manner determined by our board of directors or its committee.

If an employee participant’s employment with us terminates due to such participant’s death or disability, such participant’s stock options may be exercised until the earlier of the applicable expiration date or six months after such termination of employment. If an employee participant’s employment terminates for any other reason, such participant’s stock options may be exercised until the earlier of the applicable expiration date or thirty days after such termination. If we experience a change in our capitalization or a merger or comparable transaction, adjustments shall be made to stock options outstanding under the 2000 Plan to prevent the enlargement or dilution of rights under such stock options. All stock options outstanding under the 2000 Plan have been granted with an exercise price at or above the fair market value of a share of our common stock on the date of grant and in accordance with the additional exercise price requirements applicable to incentive stock options.

With respect to nonqualified stock options, we are generally entitled to deduct, and the participant generally recognizes taxable income in, an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. A participant receiving incentive stock options will not recognize taxable income upon grant or exercise. However, the excess of the fair market value of the common stock received over the option price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an incentive stock option is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the incentive stock option will be treated as one which does not meet the requirements of the Code for incentive stock options and the tax consequences described for nonqualified stock options will apply.

Section 162 Limitations

Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain “covered employees” in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to stock awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded with respect to one or more such “covered employees” in any particular year. For purposes of Section 162(m), the term “covered employee” means our Chief Executive Officer and our four highest compensated officers as of the end of a taxable year as disclosed in our filings with the SEC.

Certain kinds of compensation, including qualified “performance-based” compensation, are disregarded for purposes of the Section 162(m) deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to certain stock awards will qualify as performance-based compensation if the award is granted by a committee of the board of directors consisting solely of “outside directors” and the stock award is granted (or exercisable) only upon the achievement (as certified in writing by the committee) of an objective performance goal established in writing by the committee while the outcome is substantially uncertain, and the material terms of the plan under which the award is granted is approved by stockholders. A stock option or stock appreciation right may be considered “performance-based” compensation as described in the previous sentence or by meeting the following requirements: the incentive compensation plan contains a per-employee limitation on the number of shares for which stock options and stock appreciation rights may be granted during a specified period, the material terms of the plan are approved by the stockholders, and the exercise price of the option or right is no less than the fair market value of the stock on the date of grant.

The regulations under Section 162(m) require that the directors who serve as members of the committee must be “outside directors.” The 2006 Plan provides that directors serving on the committee must be “outside directors” within the meaning of Section 162(m). This limitation would exclude from the committee directors who are (i) our current employees or those of one of our affiliates, (ii) our former employees or those of one of our affiliates who receive compensation for past services (other than benefits under a tax-qualified pension plan), (iii) our current and former officers or those of one of our affiliates, (iv) directors currently receiving direct or indirect remuneration from us or one of our affiliates in any capacity other than as a director, and (v) any other person who is not otherwise considered an “outside director” for purposes of Section 162(m). The definition of an “outside director” under Section 162(m) is generally narrower than the definition of a “non-employee director” under Rule 16b-3 of the Exchange Act.

Limitation of Liability and Indemnification Under Our Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law or DGCL. The effect of this provision in the certificate of incorporation is to eliminate the rights of us and our stockholders, either directly or through stockholders’ derivative suits brought on our behalf, to recover monetary damages from a director for breach of the fiduciary duty of care as a director except in those instances described under the DGCL. In addition, we have adopted provisions in our bylaws and entered into indemnification agreements that require the company to indemnify our directors and officers against expenses and certain other liabilities arising out of their conduct on behalf of us to the maximum extent and under all circumstances permitted by law. Indemnification may not apply in certain circumstances to actions arising under the federal securities laws and may not affect the availability of equitable remedies such as injunctive relief or rescission.

In addition to the limitation of liability and indemnification provided for in our certificate of incorporation and bylaws, we will enter into agreements to indemnify our directors and executive officers. These agreements, among other things, indemnify our directors and executive officers for expenses, including attorneys’ fees, judgments, fines and settlement amounts (except for settlements of derivative suits) incurred by any director or executive officer in any action or proceeding, including any action by us arising out of services as one of our directors or executive officers or any of our subsidiaries or any other company or enterprise to which the director or executive officer provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain and intend to maintain liability insurance for our officers and directors.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We had a consulting agreement with Natural Medicine Publishing, Inc., from which our former CEO, Wayne Gorsek, received compensation as a consultant. The agreement provided for monthly payments of $12,583 plus bonuses as approved by our board of directors, plus actual out-of-pocket expenses. The agreement terminated in August 2004. For the years ended December 31, 2004 and 2003, total payments to Natural Medicine Publishing, Inc. were $94,000 and $169,000, respectively.

We entered into a consulting agreement with Wayne Gorsek on January 29, 2007, pursuant to which Mr. Gorsek acts in the capacity of a consultant (without capacity to bind us). The consulting agreement requires Mr. Gorsek to provide services for our benefit and that of our subsidiaries (not to exceed 40 hours per week and 46 weeks per year) to the best of his ability with respect to such matters as may be requested of him by any of our executive officers, including but not limited to issues related to sales and marketing, product development and formulation, Internet strategies, purchasing, manufacturing and operations. Mr. Gorsek is required to meet at our offices on an as-requested basis during normal business hours (not to exceed five hours per week), subject to reimbursement for all out-of-pocket expenses incurred in performing such services, consistent with our applicable reimbursement policies. The consulting agreement contains a worldwide non-compete and non-solicitation obligation for the duration of the agreement and one year thereafter with respect to the nutritional supplement business (subject to the proviso that if at the time of termination we are not engaged in brick and mortar operations or actively pursuing the same with board approval, Mr. Gorsek shall be free to pursue such a venture). If Mr. Gorsek wishes to pursue a brick and mortar retail business where NSI nutritional supplements comprise less than 20% of the annual gross revenues of such retailer, then the business opportunities shall first be made available to us, and our board of directors will decide whether to pursue the opportunity. If the board decides not to pursue the opportunity, or fails to pursue it diligently, then Mr. Gorsek is free to pursue the business opportunity. The consulting agreement also contains customary confidentiality and assignment of invention provisions. The consulting agreement provides for base compensation of $9,000 per month. He is provided with an office and entitled to receive nutritional supplements with a retail value of up to $6,000 per year. The consulting agreement extends for an initial term of three years, subject to automatic renewal for subsequent one-year periods, unless cancelled by either party.

We entered into a severance agreement with Mr. Gorsek on January 29, 2007, pursuant to which, Mr. Gorsek resigned as our CEO and director. As part of the Severance Agreement, we agreed to: (a) pay Mr. Gorsek a severance fee in the amount of $240,000, payable $20,000 per month, commencing January 29, 2007; (b) transfer title of the company vehicle being driven by Mr. Gorsek to him; (c) maintain health insurance for Mr. Gorsek and his family members; (d) permit Mr. Gorsek, at his option, to purchase a key man life insurance policy on his life; (e) reimburse all as yet unreimbursed but permitted expenses; and (f) maintain a provision in our bylaws that for so long as Mr. Gorsek is a 10% stockholder of ours, 10% stockholders shall have the right to call special meetings of stockholders for any proper purpose, including for the election of our directors. Mr. Gorsek was also granted registration rights on his unregistered shares on Form S-8 and piggyback registration rights.

Effective January 29, 2007, Mr. Gorsek borrowed $1,165,625 in order to exercise options to purchase 785,000 shares of our common stock. The loan bears simple interest at the rate of 7.25% per annum, payable quarterly in arrears with the principal amount payable on the first to occur of (i) a completed underwritten registered public offering and (ii) January 2, 2016.

In June 2007, we entered into a voting trust agreement with Wayne Gorsek and Robertson VI, Inc., whereby Mr. Gorsek deposited all of his shares of common stock, warrants and options beneficially owned by Mr. Gorsek into a voting trust. The trustee has the exclusive right to exercise all voting rights with respect to the deposited securities for a period of five years unless earlier terminated due to our no longer being listed on the Nasdaq Global Market, death or disability of Mr. Gorsek or Mr. Gorsek’s stock ownership falls below 5%, subject to prior notice and approval of Nasdaq. The Trustee is not affiliated with Mr. Gorsek, or us, or any entity controlled by Mr. Gorsek or us. Any successor trustee will be selected by us, approved by the Nasdaq Stock Market, Inc., and may not be an affiliate of Mr. Gorsek or us.

On February 15, 2006, Commonsense Publishing, Inc., a corporation controlled by Messrs. Gorsek and Josephs, entered into a lease for the Spanish Fork, Utah 32,000 square foot facility (commencement date April 1, 2006) presently leased by us, subject to our agreement to pay all the costs of such lease. In June 2006, Commonsense Publishing assigned this lease to us for no additional consideration. It has received no economic benefit as a result of the lease or the assignment.

On December 12, 2004, we agreed to engage Dr. Josephs whereby he received a consulting fee in the amount of $3,000 per month in 2005 for a total of $36,000, which figure was increased to $3,600 per month in 2006.

We believe the terms of our related party transactions are comparable to terms of transactions with unrelated third parties. The Company adopted a Code of Conduct and Ethics, a copy of which is attached as Exhibit 14. All related party transactions must be reviewed, approved and/or ratified by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock on June 30, 2007 by the following:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known by us to own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2007 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based upon 29,150,415 shares of common stock outstanding as of June 30, 2007 and              shares of common stock outstanding after the offering.

Except as otherwise indicated and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

			Percent Beneficially Owned
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned		Before Offering	After Offering
Directors and Executive Officers
Ira P. Kerker	355,000	(2)	1.2%
Allen S. Josephs, M.D.	3,813,062	(3)	12.8%
Richard P. Smith	275,000	(4)	0.9%
John J. Arnst	120,000	(5)	0.4%
Sonya L. Lambert	79,000	(6)	0.3%
David N. Ilfeld, M.D.	3,271,765	(7)	11.3%
Lawrence A. Pabst, M.D.	1,058,102	(8)	3.6%
Robert G. Trapp, M.D.	1,089,362	(9)	3.8%
Marc J. Oppenheimer	5,000	(10)	0%
Janet Rehnquist	5,000	(11)	0%
Daryle V. Scott	5,000	(12)	0%
Directors and executive officers as a group (11 persons)	10,076,291		34.2%

5% Stockholders:
Wayne F. Gorsek	8,922,235	(13)	30.6%

(1)	Except as otherwise indicated, each person may be reached at our company’s address at Vitacost.com, Inc., 352 S.W. 12th Avenue, Deerfield Beach, Florida 33442.

(2)	Mr. Kerker owns 80,000 shares of common stock and holds options to purchase 100,000 shares of common stock at $2.50 per share and 175,000 shares at $3.00 per share.

(3)	Dr. Josephs owns 2,815,562 shares of common stock through the Josephs Family Limited Partnership and 250,000 shares in Charitable Remainder Unit Trust and holds options to purchase 747,500 additional shares of common stock exercisable as follows: (i) 337,500 at $0.13 per share; (ii) 127,500 at $1.50 per share; (iii) 127,500 at $2.00 per share; (iv) 152,500 at $2.50 per share; and (v) 2,500 at $6.00 per share.

(4)	Mr. Smith holds options to purchase 275,000 shares of common stock exercisable as follows: (i) 125,000 shares at $3.00 per share; (ii) 25,000 shares at $2.00 per share; and (iii) 125,000 shares at $1.625 per share. His 275,000 options vest immediately upon the successful registration of an initial public offering.

(5)	Mr. Arnst owns 50,000 shares of common stock and holds options to purchase 250,000 shares of common stock exercisable as follows: (i) 200,000 shares at $3.00 per share, and (ii) 50,000 shares at $2.00 per share. Of the 300,000 options, 120,000 of which are immediately exercisable.

(6)	Ms. Lambert holds options to purchase 10,000 shares of common stock exercisable at $1.75 per share and 240,000 shares of common stock exercisable at $3.00 per share. Of the 250,000 options, 79,000 of which are immediately exercisable.

(7)	Dr. Ilfeld owns 3,269,265 shares of common stock and holds options to purchase 2,500 additional shares of common stock at $6.00 per share.

(8)	Mr. Pabst owns 590,602 shares individually, and an additional 400,000 through Pabst Company Limited. He also holds options to purchase 67,500 additional shares of common stock exercisable as follows: (i) 57,500 at $0.1325 per share; (ii) 2,500 at $1.50 per share; (iii) 2,500 at $2.00 per share; (iv) 2,500 at $2.50 per share; and (v) 2,500 shares at $6.00 per share.

(9)	Dr. Trapp owns 1,072,862 shares of common stock and holds options to purchase 16,500 additional shares of common stock exercisable as follows: (i) 12,500 at $0.13 per share; (ii) 1,000 at $1.50 per share; (iii) 1,000 at $2.00 per share; (iv) 1,000 at $2.50 per share; and (v) 1,000 at $6.00 per share.

(10)	Mr. Oppenheimer holds options to purchase 65,000 shares of common stock, 5,000 of which are exercisable immediately at $6.00 per share.

(11)	Ms. Rehnquist holds options to purchase 5,000 shares of common stock, exercisable at $6.00 per share.

(12)	Mr. Scott holds options to purchase 5,000 shares of common stock, exercisable at $6.00 per share.

(13)	Mr. Gorsek owns 8,922,235 shares of common stock. Effective as of the declaration of effectiveness of the Registration Statement which includes this prospectus, all shares beneficially owned by Mr. Gorsek shall be transferred to the Wayne Gorsek Vitacost Voting Trust, which will be an irrevocable voting trust for a period of five years from commencement, or the effectiveness of delisting of our shares of common stock with Nasdaq, whichever comes first. The trustee of the voting trust is Robertson VT, Inc., an independent party with no other contractual or family ties to Mr. Gorsek.

SELLING STOCKHOLDERS

The following table sets forth the name of each selling stockholder, the aggregate number of shares of common stock beneficially owned by each selling stockholder as of June 30, 2007 (including shares that are issuable on exercise of options or warrants within sixty days of the date of this prospectus), and the aggregate number of shares of common stock (including shares issuable on exercise of warrants regardless of whether they may be exercised within 60 days of the date of this prospectus) registered hereby that each selling stockholder may offer and sell pursuant to this prospectus. Because the selling stockholders may offer all or a portion of the shares at any time and from time to time after the date hereof, no estimate can be made of the number of shares that each selling stockholder may retain upon completing the offering. Assuming all of the shares offered hereunder are sold by the selling stockholders, then unless otherwise noted, after completing the offering, none of the selling stockholders will own more than 1.0% of the shares of common stock outstanding. Of the shares offered hereby, 29,150,415 shares are issued and outstanding as of June 30, 2007, and an aggregate of              shares have been reserved for issue by us to certain of the selling stockholders upon exercise of warrants or options. Beneficial ownership after the offering will depend on the number of shares sold by each selling stockholder. The table set forth below does not include any additional number of shares which may be issued on exercise of warrants or options to prevent dilution resulting from stock splits, stock dividends or similar events, all of which shares, to the extent permitted under Rule 416 of the Securities Act, are being offered by this prospectus.

	Shares Beneficially Owned Prior to the Offering Number	Number of Shares Being Sold in the Offering Number	Shares To Be Beneficially Owned After Offering		Number of Shares Being Offered Pursuant to an Option Granted to the Underwriters Number	Shares Beneficially Owned Assuming Full Exercise of an Option Granted to the Underwriters
Name of Beneficial Owner			Number	Percent		Number	Percent

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering and the application of the use of proceeds of the offering. The following is only a summary and is qualified by the provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”

Authorized Capitalization

Immediately following the closing of this offering, our authorized capital stock will consist of 125,000,000 shares each with a par value of $0.00001 per share, of which 100,000,000 shares will be designated as common stock, and 25,000,000 shares will be designated as preferred stock, the remaining terms of which can be set by resolution of our board of directors.

Common Stock

As of June 30, 2007, there were 29,150,415 shares of common stock outstanding, held of record by 194 stockholders. The holders of our common stock are entitled to the following rights:

Voting Rights.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. There is no cumulative voting in the election of directors or for any other matters. Under cumulative voting, a minority shareholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting means that a holder or group of holders of more than 50% of the shares of our common stock can elect all of our directors.

Dividend Rights.

Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. See “Dividend Policy.”

Liquidation Rights.

In the event of the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets available for distribution after payment of all liabilities and subject to the liquidation preferences of any outstanding preferred stock.

Other Matters.

The common stock has no preemptive or conversion rights, other subscription rights or redemption or sinking fund provisions. After the offering, our common stock does not entitle its holder to preemptive rights. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the designations, powers, preferences and the relative, participating, optional or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of Nasdaq or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. No shares of preferred stock are presently outstanding, and we have no present intention to issue any shares of preferred stock.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws provide that stockholder action can be taken at an annual or special meeting of stockholders but that stockholder action by written consent may only be taken if our principal stockholder, either alone or with its affiliates, owns at least 50% or more of our outstanding shares.

Ability to Call Special Meetings

Our amended and restated bylaws provide that special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by the chairman of our board of directors. Special meetings may also be called by the holders of at least 10% of the outstanding shares of our common stock.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

General.

Our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy contest, or otherwise. These provisions have been implemented to enable us, particularly but not exclusively in the initial years of our existence as a publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our board of directors or our current management without the concurrence of our board of directors.

Set forth below is a description of the provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and the DGCL that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, as well as the DGCL.

Authorized but Unissued Preferred Stock.

Following the completion of this offering, our amended and restated certificate of incorporation will authorize our board of directors to issue up to 25,000,000 shares of preferred stock in one or more series and to determine, with respect to any series of preferred stock, the terms and rights of such series without any further vote or action by our stockholders. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer or other extraordinary transaction. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. The existence of authorized but unissued shares of preferred stock will also enable our board of directors, without stockholder approval, to adopt a “poison pill” takeover defense mechanism. We do not currently have plans to issue any shares of preferred stock.

Number of Directors; Removal; Filling Vacancies.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our amended and restated certificate of incorporation provides that directors may be removed by stockholders for cause by the affirmative vote of a majority of the shares entitled to vote. Delaware law provides that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

Advance Notice for Stockholder Proposals and Director Nominations.

Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting, and who has given to our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder that has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors. Although neither our amended and restated certificate of incorporation nor our amended and restated bylaws gives the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals, the charter documents may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or they may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Amendments to Bylaws.

Our amended and restated certificate of incorporation provides that only our board of directors or the holders of a majority of the shares entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal our amended and restated bylaws. Any provisions describing the 10% stockholders and their rights and powers may only be amended with 10% stockholder approval.

Amendments to Certificate of Incorporation.

Any proposal to amend, alter, change or repeal any provision of our amended and restated certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters.

Delaware Statutory Provisions

Anti-Takeover Provision of Delaware Law    Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder. “Business combination” includes a merger, consolidation, asset sale or other transaction resulting in financial benefit to the interested stockholder. “Interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own 15% or more of the corporation’s voting stock. This prohibition does not apply if:

•

prior to the time that the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction resulting in the stockholder’s becoming an interested stockholder;

•

upon consummation of the transaction resulting in the stockholder’s becoming an interested stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation, excluding voting stock owned by directors who are also officers and certain employee stock plans; or

•

at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that the interested stockholder does not own.

A Delaware corporation may elect not to be governed by these restrictions. We have not made such election. Although Wayne Gorsek beneficially owns more than 15% of our stock, the Wayne Gorsek Vitacost Voting Trust is not subject to the restrictions of Section 203.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of our directors, officers and chief strategist to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors, officers and chief strategist to the fullest extent permitted by law. In connection with this offering, we are entering into indemnity agreements with our current directors, executive officers and chief strategist and expect to enter into a similar agreement with any new directors or executive officers.

Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers or controlling persons pursuant to the provisions described in the preceding paragraph, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Insurance Policies

We maintain an insurance policy covering our directors and officers with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Nasdaq Global Market

We will apply to list our common stock on the Nasdaq Global Market under the symbol “VITC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the market price of our common stock prevailing from time to time. Sales of our common stock in the public market after the restrictions described below lapse, or the perception that those sales may occur, could cause the prevailing market price to decline or to be lower than it might be in the absence of those sales or perceptions and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares

We will have              shares of common stock outstanding after the completion of this offering (             shares if the underwriters’ over-allotment is exercised in full). Of those shares, the              shares of common stock sold in the offering (             shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as defined in Rule 144 under the Securities Act and the rules promulgated thereunder. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining                    shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. Restricted shares may be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144, Rule 144(k) or Rule 701 of the Securities Act, which rules are summarized below. Taking into account the 180-day lock up agreements described below, and assuming Thomas Weisel Partners LLC does not release any stockholders from these agreements, shares of our common stock will be available for sale in the public market as follows:

•	shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k);

•

             additional shares will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus, subject to volume, manner of sale and other limitations under those rules; and

•

             additional shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k), or Rule 701, beginning 180 days after the date of this prospectus (unless the lock-up period is extended as described below and under the caption “Underwriting” in this prospectus) upon expiration of agreements not to sell such shares entered into between the underwriters and such stockholders.

Rule 144

In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more and who files a Form 144 with the SEC, may sell in the open market within any three-month period commencing 90 days after the effective date of this offering a number of shares that does not exceed the greater of the following:

•	1.0% of the then outstanding shares of our common stock (approximately shares immediately after the offering); or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of the Form 144 with respect to the sale.

Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of current public information about our company.

Rule 144(k)

Under Rule 144(k), a stockholder (or stockholders whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, may sell the shares in the public market without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information we described above. Unless otherwise restricted pursuant to the lock-up agreements or otherwise, these shares may be sold immediately upon completion of this offering. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract, before we were subject to the reporting requirements of the Exchange Act, and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. Neither Rule 144, Rule 144(k) nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described below.

As of June 30, 2007,              shares of our outstanding common stock and              of our outstanding options to purchase common stock were issued in reliance on Rule 701.

Sales under Rules 144 and 701

Prior to the completion of this offering, there has been no public market for our common stock. No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 (or pursuant to Form S-8, if applicable) because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock offered hereby.

Stock Options

Within three months following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register approximately 5,000,000 shares of common stock reserved for issuance under our 2000 Plan and 2,000,000 shares for issuance under our 2006 Plan, thus permitting the resale of such shares. However, shares held by our affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

Lock-Up Agreements

All directors and officers, and certain other stockholders, optionholders and warrantholders, have entered into lock-up agreements under which they have agreed not to directly or indirectly transfer,

dispose of or hedge any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days from the date of this prospectus (subject to extension in certain circumstances, as described below). Transfers or dispositions can be made sooner:

•	by gift;

•	by will or intestate succession to immediate family members;

•	to any trust for the direct or indirect benefit of the transferor or the securityholder’s immediate family;

•	to any limited partners, members or trust beneficiaries of stockholders of the securityholder;

•	if such shares were acquired in the open market; or

•	to the underwriters pursuant to an underwriting agreement between us and the underwriters;

provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the 180 days. In addition, transfers or dispositions can be made sooner with the prior written consent of Thomas Weisel Partners LLC. Lastly, during the 180 lock-up period, a 10b5-1 trading plan that complies with Rule 10(b)(5)-1 under the Securities Exchange Act of 1934 may be established or amended, so long as there are no sales of our common stock under such plans during the lock-up period.

In addition, we have agreed that, without the prior written consent of Thomas Weisel Partners LLC, we will not offer, transfer or dispose of, directly or indirectly, any shares of common stock, any security convertible into or exchangeable or exercisable for shares of common stock or any securities substantially similar to our common stock until a date that is 180 days after the date of this prospectus. Our agreement with the underwriters provides, however, that we may, without such consent, grant options and sell shares pursuant to our stock plans provided that the recipients of those shares agree to be bound by the foregoing restrictions for the duration of the 180 days.

The 180-day lock-up periods described above will be extended if (1) we release earnings results or material news or a material event relating to our company occurs during the last 17 days of the lock-up period or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event. To the extent shares of our common stock are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Robert W. Baird & Co. Incorporated
Cantor Fitzgerald & Co.

Total

Of the              shares to be purchased by the underwriters,              shares will be purchased from us and              shares will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                     , 2007.

Over-Allotment Option

We and the selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of              and              additional shares of our common stock from us and the selling stockholders, respectively, at the initial public offering price, less the underwriting discount payable by us and the selling stockholders, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price will include:

•	the valuation multiples of publicly-traded companies that the representatives believe are comparable to us;

•	our financial information;

•	our history and prospects and the outlook for our industry;

•	an assessment of our management, our past and present operations and the prospects for, and timing of, our future revenues;

•	the present state of our development and the progress of our business plan; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $             per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $             per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders and the proceeds, before expenses, payable to us and the selling stockholders:

	Per Share	Total
		Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discounts payable by us
Underwriting discounts payable by selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            . We are paying all of the expenses of this offering. The selling stockholders will not pay any expenses of this offering, other than the underwriting discounts and commissions.

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

Holders of all of the outstanding shares of our common stock (on an as-converted fully-diluted basis) as of                     , 2007, including all of our directors and executive officers and all of the selling stockholders, have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus. These restrictions do not apply to the establishment of a trading plan pursuant to Rule 10(b)(5)-1 under the Securities Exchange Act of 1934, provided that no transfers occur under such plan during the lock-up period.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, pledge, sell, contract to sell or otherwise dispose of any shares of common stock, except for:

•	the shares of common stock offered in this offering;

•	the shares of common stock issuable upon exercise or conversion of options, warrants or securities outstanding on the date of this prospectus; and

•	grants of options to purchase the shares of our common stock that are reserved for issuance under our stock option plans.

The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release relating to us or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period, the restrictions on offers, pledges, sales, contracts to sell or other dispositions of common stock or securities convertible into or exchangeable or exercisable for shares of our common stock described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of material news or a material event relating to us.

Discretionary Accounts

The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed 5.0% of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short Sales.

Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions.

The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the common stock to be sold in this offering will be passed upon for us by Shefsky & Froelich Ltd., Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, LLP, in Los Angeles, California.

EXPERTS

Our financial statements at, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the SEC relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Anyone may read and copy any document we file with the SEC without charge at the public reference facility maintained by the SEC at 100 F Street, N.E, Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements

Consolidated balance sheets at December 31, 2006 and 2005	F-3

Consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004	F-4

Consolidated statements of stockholders’ equity for the years ended December 31, 2006, 2005 and 2004	F-5

Consolidated statements of cash flows for the years ended December 31, 2006, 2005 and 2004	F-6

Notes to consolidated financial statements	F-7 – F-18

Condensed consolidated balance sheets at June 30, 2007 (unaudited) and December 31, 2006	F-19

Condensed consolidated statements of operations for the three months ended June 30, 2007 and 2006 (unaudited) and the six months ended June 30, 2007 and 2006 (unaudited)	F-20

Condensed consolidated statement of stockholders’ equity for the six months ended June 30, 2007 (unaudited)	F-21

Condensed consolidated statements of cash flows for the six months ended June 30, 2007 and 2006 (unaudited)	F-22

Notes to unaudited condensed consolidated financial statements	F-23 – F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Vitacost.com, Inc.

Boynton Beach, Florida

We have audited the accompanying consolidated balance sheets of Vitacost.com, Inc. and subsidiary (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vitacost.com, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standard No. 123R.

/s/ MCGLADREY & PULLEN, LLP

Fort Lauderdale, Florida

May 1, 2007

VITACOST.COM, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
Assets
Current assets
Cash and cash equivalents	$101,376	$315,920
Accounts receivable	381,027	47,748
Other receivables	279,124	140,156
Inventory, net	8,863,507	4,668,769
Prepaid expenses	175,783	205,060
Deferred income taxes	3,912	—

Total current assets	9,804,729	5,377,653

Property and Equipment, net	2,204,894	1,357,478
Land held for Sale	1,068,098	—
Other assets
Goodwill	2,200,000	2,200,000
Intangible assets, net	64,435	158,377
Deposits	85,020	45,020
Deferred income taxes	99,332	90,000

Total assets	$15,526,508	$9,228,528

Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of notes payable	$331,679	$165,000
Accounts payable	9,386,934	4,690,541
Deferred revenue	900,602	645,798
Accrued expenses	1,078,766	604,076
Income taxes payable	2,127	—

Total current liabilities	11,700,108	6,105,415
Notes payable, less current maturities	368,276	244,699

Total liabilities	12,068,384	6,350,114

Commitments and Contingencies
Stockholders’ equity
Preferred stock, par value $.00001 per share; authorized 25,000,000; no shares issued and outstanding at December 31, 2006 and 2005	—	—
Common stock, par value $.00001 per share; 100,000,000 authorized, 27,773,415 and 27,535,915 shares outstanding at December 31, 2006 and 2005, respectively	277	275
Additional paid-in capital	8,628,630	8,222,167
Accumulated deficit	(5,170,783)	(5,344,028)

Total shareholders’ equity	3,458,124	2,878,414

Total liabilities and shareholders’ equity	$15,526,508	$9,228,528

See Notes to Consolidated Financial Statements.

VITACOST.COM, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Net sales	$66,356,509	$41,487,834	$29,643,908
Cost of goods sold	47,067,342	29,461,091	20,667,473

Gross profit	19,289,167	12,026,743	8,976,435

Operating expenses:
Fulfillment	4,140,074	2,646,222	2,064,772
Sales and marketing	6,990,794	5,135,480	4,106,420
General and administrative	8,003,559	4,851,397	3,451,446

	19,134,427	12,633,099	9,622,638

Operating income (loss)	154,740	(606,356)	(646,203)

Other income (expense):
Interest income	31,476	10,871	2,936
Interest expense	(48,677)	(20,442)	(5,455)
Other income	24,589	2,161	63,613
Other expense	—	(2,844)	(30,143)

Income (loss) before income taxes	162,128	(616,621)	(615,252)
Income tax benefit	(11,117)	—	—

Net Income (loss)	$173,245	$(616,621)	$(615,252)

Weighted average shares outstanding:
Basic	27,548,278	27,547,668	27,696,833
Dilutive effect of stock options	314,786	—	—

Diluted	27,863,064	27,547,668	27,696,833

Earnings per common share
Basic	$0.01	$ (0.02)	$(0.02)

Diluted	$0.01	$ (0.02)	$(0.02)

See Notes to Consolidated Financial Statements.

VITACOST.COM, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2006, 2005 and 2004

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2003	28,018,915	$280	$8,342,912	$(4,112,155)	$4,231,037
Redemption of stock	(468,000)	(5)	(116,995)	—	(117,000)
Net loss	—	—	—	(615,252)	(615,252)

Balance, December 31, 2004	27,550,915	275	8,225,917	(4,727,407)	3,498,785
Redemption of stock	(15,000)	—	(3,750)	—	(3,750)
Net loss	—	—	—	(616,621)	(616,621)

Balance, December 31, 2005	27,535,915	275	8,222,167	(5,344,028)	2,878,414
Stock options exercised	237,500	2	299,343	—	299,345
Net income	—	—	—	173,245	173,245
Stock based compensation expense	—	—	107,120	—	107,120

Balance, December 31, 2006	27,773,415	$277	$8,628,630	$(5,170,783)	$3,458,124

See Notes to Consolidated Financial Statements.

VITACOST.COM, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities
Net income (loss)	$173,245	$(616,621)	$(615,252)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	905,175	467,149	273,883
Amortization	55,690	192,222	201,012
Loss (gain) on disposition of property and equipment and other assets	38,252	—	(174,324)
Increase (decrease) in inventory allowance	(15,030)	164,373	241,848
Stock based compensation expense	107,120	—	—
Tax benefit from stock based compensation	(13,244)	—	—
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable	(333,279)	79,114	23,188
Other receivables	(138,968)	96,949	(143,862)
Related party receivable	—	10,000	(10,000)
Inventory	(4,179,708)	(1,389,528)	(199,469)
Prepaid expenses	29,277	(71,171)	(97,514)
Increase (decrease) in:
Accounts payable	4,696,393	634,773	1,116,501
Deferred revenue	254,804	645,798	—
Accrued expenses	474,690	262,949	6,903
Income taxes payable	2,127	—	—

Net cash provided by operating activities	2,056,544	476,007	622,914

Cash flows from investing activities
Proceeds from disposition of property, equipment and intangible assets	—	—	317,193
Payments for the purchase of property and equipment	(2,820,689)	(1,032,300)	(572,575)
(Increase) decrease in deposits	(40,000)	27,294	(30,341)

Net cash used in investing activities	(2,860,689)	(1,005,006)	(285,723)

Cash flows from financing activities
Borrowings on notes payable	500,000	492,199	—
Principal payments on notes payable	(209,744)	(82,500)	—
Proceeds from the exercise of stock options	299,345	—	—
Principal payments on capital lease obligations	—	—	(16,114)
Payments for redemption of common stock	—	(3,750)	(117,000)

Net cash provided by (used in) financing activities	589,601	405,949	(133,114)

Net (decrease) increase in cash and cash equivalents	(214,544)	(123,050)	204,077
Cash and cash equivalents:
Beginning	315,920	438,970	234,893

Ending	$101,376	$315,920	$438,970

Supplemental disclosures of cash flow information cash payments for:
Interest	$50,716	$18,393	$5,455

See Notes to Consolidated Financial Statements.

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:    Vitacost.com, Inc. and subsidiary (“Vitacost” or the “Company”) are principally involved in the distribution of nutritional supplements as an internet-based retailer. Vitacost was incorporated in 1994 and entered the internet-based retailing area in 1999. Vitacost sells a proprietary and internally developed line of nutraceuticals as well as a selection of other manufacturers’ brand-name vitamin products.

The Company realized a profit of approximately $173,000 for the year ended December 31, 2006 and suffered net losses of approximately $617,000 and $615,000 for the years ended December 31, 2005 and 2004, respectively. As reflected in the consolidated balance sheet as of December 31, 2006, the Company had a working capital deficit of approximately $1,895,379. The working capital characteristics of the business allow the Company to collect cash from sales to customers within a few business days of the related sale, while the Company typically has extended payment terms with its suppliers. The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to continue to manage its working capital, establish profitable operations or raise additional financing through public or private debt or equity financing, or other sources of financing to funds operations. The Company believes that its plan, together with working capital management, should be sufficient to satisfy its cash requirements through December 31, 2007.

A summary of Vitacost.com, Inc. and subsidiary’s significant accounting policies follows:

Principles of consolidation:    The consolidated financial statements include the accounts of Vitacost and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting estimates:    The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include management’s forecast of future cash flows used as a basis to assess recoverability of long-lived assets, including intangible assets and goodwill, projections of future taxable income used to assess the Company’s ability to utilize its net operating loss carryforwards, the reserve for inventory obsolescence and assumptions used in valuation of the Company’s stock.

Cash and cash equivalents:    The Company considers all highly liquid investments purchased with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash and cash equivalents in various bank deposit accounts which, at times, may exceed the federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on such accounts.

Accounts receivable:     Accounts receivable consist of amounts in transit from banks for customer credit card, debit card and electronic benefit transfer transactions that are generally processed by the banks within seven days of authorization. Based on the Company’s historical collection experience and a review of the current status of accounts receivable, no allowance for doubtful accounts has been recorded as of December 31, 2006 and 2005.

Other receivables:    Other receivables primarily consist of amounts due from vendors under marketing cooperative arrangements. Amounts recorded relative to these arrangements are classified

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as a reduction of advertising expense, included in sales and marketing expenses. Pursuant to these agreements, for the years ended December 31, 2006, 2005 and 2004, advertising expense was reduced by $243,791, $48,701 and $400,701, respectively.

Inventory:    Inventory, consisting primarily of nutritional supplements, is stated at the lower of cost or market on a first in, first out (“FIFO”) method. We stock inventory for all our product sales. Management determines the inventory reserve by regularly reviewing and evaluating individual inventory items and movement history. Inventory is written off when deemed obsolete or unsellable.

Land held for sale:    Real estate not part of the operating property is held for sale and is separately stated on the balance sheet at the lower of cost or fair value less costs to sell. The Company sold this property subsequent to year-end (see Note 13).

Property and equipment:    Property and equipment are stated at cost. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the assets or the lease term. Depreciation is computed using the straight-line method over the following estimated useful lives:

Years
Furniture, fixtures and equipment	2 – 7
Computers	3 – 5
Software	3
Leasehold Improvements	2 – 5

Upon retirement or sale, the cost and accumulated depreciation are eliminated from the accounts and the gain or loss, if any, is included in the consolidated statements of operations.

Goodwill:    Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), Goodwill and Other Intangible Assets. This pronouncement requires goodwill and other intangible assets that have an indefinite useful life to no longer be amortized, but rather tested for impairment at least annually. The Company completed the annual goodwill impairment test and no impairment exists as of December 31, 2006.

Intangible assets:    Intangible assets primarily consist of customer lists and internet domain names acquired as a result of business combinations and are being amortized over their estimated useful lives of five to ten years.

Long-lived assets:    Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the asset with the estimated undiscounted future cash flows associated with the use of the asset and its eventual disposition. Should the review indicate that the asset is not recoverable, the Company’s carrying value of the asset would be reduced to its eliminated fair value, which is measured by future discounted cash flows.

Revenue recognition and shipping and handling:    Revenue from the sale of vitamins, nutritional supplements and other related products is recognized when all the following criteria are met: a customer executes an order, the sales price and the shipping and handling fee have been determined, credit card authorization has occurred and collection is reasonably assured and the product has been shipped and received by the customer. The Company’s internet sales are made to customers permitting certain limited rights of return for a 30-day period. It has been the Company’s experience that such returns have been insignificant. Based on its experiences, the Company recorded a reserve of $40,000 and $41,500 at December 31, 2006 and 2005, respectively.

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shipping and handling billed to customers are classified as revenue in accordance with Financial Accounting Standards Board (“FASB”) Task Force’s Emerging Issues Task Force (“EITF”) No. 00-10 (“EITF No. 00-10”), Accounting for Shipping and Handling Fees and Costs. Shipping and handling revenue totaled $5,450,929, $3,075,285 and $2,068,267 for the years ended December 31, 2006, 2005 and 2004, respectively. Shipping and handling costs are expensed as incurred and recorded as a component of cost of goods sold. Shipping and handling expense totaled $6,849,577, $4,431,450 and $2,897,361 for the years ended December 31, 2006, 2005, and 2004, respectively.

Deferred revenue:    Deferred revenue represents orders that have been shipped but not yet received by the customer. In addition, the Company has a contractual arrangement with a customer whereby payment is made annually in advance. Revenue is recognized as the contract is fulfilled.

Income taxes:    Income taxes are computed under an asset and liability approach whereby deferred tax assets and liabilities are recognized based on the difference between the financial statement and the tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces deferred tax assets when it is deemed likely that a portion or all of the deferred tax assets will not be realized.

Operating expenses:    The Company’s operating expenses are grouped into three categories: fulfillment, sales and marketing and general and administrative. The following is a brief synopsis of each category:

Fulfillment expenses:    Fulfillment expenses include the costs of warehouse supplies, equipment, maintenance, employees, and rent.

Sales and marketing expenses:    Sales and marketing expenses include advertising and promotional expenditures, website referral expenditures including third-party content license fees, traditional media advertising, catalogue expenses and payroll related expenses for personnel engaged in marketing, sales and website development and maintenance. The Company expenses advertising costs as incurred. Total advertising expense amounted to $4,692,210, $3,156,529 and $2,683,146 for the years ended December 31, 2006, 2005 and 2004, respectively.

General and administrative expenses:    General and administrative expenses consist of management and executive compensation, customer service compensation, credit card fees, professional services and general corporate expenses, such as depreciation, amortization, telephone expenses, office supplies, and repairs and maintenance on office equipment.

Stock based compensation:    The Company provides a stock incentive plan which has reserved 5,000,000 shares of common stock of Vitacost to grant nonqualified and incentive stock options to employees, officers, directors and certain nonemployees. Under the terms of the plan, options to purchase stock are granted at an exercise price that is determined by the Compensation Committee of the Company’s Board of Directors. Nonqualified options generally become exercisable on the date of the grant and expire in eleven years. Incentive stock options generally become exercisable over a five-year period and the maximum term of the option may not exceed ten years.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), Share-Based Payment, (“SFAS 123R”). This statement requires the measurement and recognition of compensation expense at fair value of stock awards. Compensation expense for awards and related tax effects is recognized as they vest. Through December 31, 2005, the Company used the intrinsic value method to account for stock-based awards to employees under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

APB No. 25, there was no compensation cost recognized in the Consolidated Statements of Operations related to the stock option awards. The Company also followed disclosure requirements of SFAS No. 123 (“SFAS 123”) Accounting for Stock-Based Compensation and disclosed pro forma information as if the Company had applied the fair value recognition provisions of SFAS 123.

The Company has adopted SFAS 123R using the prospective transition method. Under this method, only new awards (or awards modified, repurchased, or cancelled after the effective date) are accounted for under the provisions of SFAS 123R. Accordingly, amounts for periods prior to January 1, 2006, presented herein, have not been restated to reflect the adoption of SFAS 123R. The fair value of each option granted in 2005 and 2004 was estimated using the minimum value method. This method incorporates the effects of the time-value of money while excluding the effects of volatility.

The application of SFAS 123R had the following effect on reported amounts for the year ended December 31, 2006, relative to amounts that would have been reported using the minimum value method under previous accounting:

	Year Ended December 31, 2006
	Previous Accounting Method	SFAS 123(R) Adjustments	As Reported
Income from operations	$261,860	$107,120	$154,740
Income before income taxes	269,248	107,120	162,128
Net income available to common stockholders	267,121	93,876	173,245
Net income available to common stockholders per common share:
Basic	$0.01	$—	$0.01
Diluted	$0.01	$—	$0.01

Compensation cost related to stock options recognized in the Consolidated Statement of Operations in 2006 includes compensation cost for stock option awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Compensation cost related to stock options recognized in earnings under SFAS No. 123R in 2006 was approximately $107,000 on a pre-tax basis and the associated future income tax benefit recognized was approximately $13,000.

The fair value of each option award is estimated on the date of grant using an option valuation method that uses the assumptions noted in the following table. The closed-form valuation technique incorporates assumptions for the expected volatility of the stock price, the expected term of the option, expected dividends, forfeitures and risk-free interest rate for the expected term of the option. As a result of its limited trading history, the Company uses expected volatilities based on the historical volatility of a sample of companies in a similar industry that reflects the size of the Company. The expected term of the option is based on historical experience and represents the time period options actually remain outstanding. The risk-free interest rate takes into account the time-value of money. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at time of grant. We estimated forfeitures based on historical pre-vesting forfeitures and shall revise those estimates in subsequent periods if actual forfeitures differ from those estimates. For purposes of calculating pro forma information for periods prior to fiscal 2006, we accounted for forfeitures as they occurred. The Company does not expect to issue dividends.

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of each option granted was estimated using the following assumptions:

	2006	2005	2004
Expected life — employees	7 years	7 years	7 years
Expected life — nonemployees	10 years	10 years	10 years
Volatility percentage	89.3 – 90.1%	0%	0%
Interest rate	4.66% – 4.67%	4.05%	4.56%
Dividends	None	None	None
Forfeiture rate — nonemployees	1.00%	None	None
Forfeiture rate — employees	4.00%	None	None

Segment reporting:    We offer third-party products as well as proprietary products in a variety of categories to our customers. The products represent one operating segment as, other than revenue, no discrete financial information is available or utilized by the Company. Net sales are derived from the following products:

	2006	2005	2004
Third-party product	$38,231,511	$25,514,815	$17,792,074
NSI and other proprietary product	22,542,069	12,897,185	9,783,567
Advertising sales	132,000	—	—
Billed freight	5,450,929	3,075,834	2,068,267

	$66,356,509	$41,487,834	$29,643,908

Reclassifications:    Certain reclassifications have been made to the December 31, 2005 and 2004 financial statements in order to conform with the December 31, 2006 presentation, with no effect on net loss or stockholders’ equity.

Recent accounting pronouncements:    In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is in the process of evaluating the effect of adoption on the Company’s consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS 157 Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No. 157 will have on their consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, which permits measurement of financial instruments and other certain items at fair value. SFAS No. 159 does not require any new fair value measurements. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted provided that SFAS No. 157 is concurrently adopted. The Company is currently evaluating the impact SFAS No. 159 will have on their consolidated financial statements.

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2. Inventory

Inventory consists of the following as of December 31, 2006 and 2005:

	2006	2005
Raw materials	$807,099	$406,483
Finished goods	8,179,362	4,400,270

	8,986,461	4,806,753
Less: Inventory reserve	122,954	137,984

	$8,863,507	$4,668,769

Note 3. Property and Equipment

Property and equipment consist of the following as of December 31, 2006 and 2005:

	2006	2005
Furniture, fixtures and equipment	$1,709,205	$1,073,482
Computers	1,505,792	776,739
Software	1,044,994	732,218
Leasehold improvements	141,752	66,713

	4,401,743	2,649,152
Less accumulated depreciation	2,196,849	1,291,674

	$2,204,894	$1,357,478

Note 4. Intangible Assets

Intangible assets consist of the following as of December 31, 2006 and 2005:

	2006	2005
Customer lists	$580,000	$580,000
Internet domain names	66,750	154,537

	646,750	734,537
Less accumulated amortization	582,315	576,160

	$64,435	$158,377

Internet domain names in the amount of $87,787 and with a net book value of $38,252 were disposed of during the year ended December 31, 2006. This impairment loss of $38,252 was charged to general and administrative expenses and related to Internet domain names that ceased being used during 2006.

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The future estimated aggregate amortization expense on intangible assets as of December 31, 2006 is as follows:

Year Ending December 31,	Amount
2007	$25,244
2008	18,191
2009	4,500
2010	4,500
2011	4,417
Thereafter	7,583

$64,435

Note 5. Accrued Expenses

Accrued expenses consist of the following at December 31, 2006 and 2005:

	2006	2005
Accrued advertising	$468,023	$240,484
Salaries, wages and benefits	219,068	214,700
Professional services	274,177	72,624
Other	117,498	76,268

	$1,078,766	$604,076

Note 6. Notes Payable

In 2004, the Company entered into a financing agreement with a financial institution with maximum borrowings of $495,000. Borrowings bear interest at a rate equal to the prime rate plus 1% (9.25% as of December 31, 2006) and are due in monthly principal installments of $13,750 plus interest through June 2008. Borrowings are collateralized by property and equipment with a net book value of $379,384 as of December 31, 2006. Borrowings outstanding as of December 31, 2006 and 2005 were $227,735 and $409,699, respectively.

In 2006, the Company entered a term loan agreement with a financial institution with maximum borrowings of $500,000. The loan bears interest at a rate equal to prime rate plus 1% (9.25% as of December 31, 2006) and is due in monthly principal installments of $13,889 plus interest through October 2009. The loan is collateralized by property and equipment and is personally guaranteed by the Company’s former Chief Executive Officer and majority stockholder. Borrowings outstanding as of December 31, 2006 were $472,220.

The future aggregate maturities on the borrowings as of December 31, 2006 are as follows:

Year Ending December 31,	Amount
2007	$331,679
2008	229,414
2009	138,862

$699,955

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7. Leases

The Company has various noncancelable operating leases, that expire in various years through April 2008, for the rental of office space and equipment. Rent expense totaled $365,672, $324,201 and $302,356 for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments, by year and in the aggregate, under the noncancelable operating leases are due as follows as of December 31, 2006:

Year Ending December 31,	Amount
2007	$307,706
2008	68,807

Total minimum lease payments	$376,513

The aforementioned table includes only base rent. The Company’s lease agreements also require monthly payments for their proportionate share of operating expenses. Subsequent to year-end, the Company exercised one of their four options to extend their lease in Utah, which expired March 2007, for an additional ninety days with monthly rent of $17,905. This option has been included in the future minimum lease payments above. However, the future minimum lease payments do not include the three remaining 90-day options which would result in $153,855 of future payments if all options were exercised. Additionally, as discussed in Note 12, the Company entered into an additional sublease agreement subsequent to year-end.

Note 8. Stock Option Plan

The outstanding options as of December 31, 2006, 2005 and 2004, and changes during the years then ended, are summarized as follows:

	2006		2005		2004
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Nonqualified options:
Outstanding at beginning of year	2,641,000	$0.99	2,236,000	$0.71	1,871,000	$0.47
Granted	15,000	6.00	405,000	2.50	365,000	1.97
Forfeited	—	—	—	—	—	—
Exercised	(237,500)	0.80	—	—	—	—

Outstanding at end of year	2,418,500	$0.96	2,641,000	$0.99	2,236,000	$0.71

Exercisable at end of year	2,418,500	$0.96	2,641,000	$0.99	2,236,000	$0.71

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Incentive options:
Outstanding at beginning of year	1,022,500	$1.99	350,000	$1.76	354,000	$1.36
Granted	600,000	4.39	702,500	2.85	235,000	1.88
Forfeited	(47,500)	2.63	(30,000)	1.92	(239,000)	1.29

Outstanding at end of year	1,575,000	$3.22	1,022,500	$2.51	350,000	$1.76

Exercisable at end of year	430,984	$1.05	209,396	$1.99	84,628	$1.57

Further summary of the options outstanding as of December 31, 2006 is as follows:

	Non-Qualified Options			Incentive options
	Shares	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Life (Years)	Shares	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Life (Years)
Outstanding at beginning of year	2,641,000	0.88	7.58	1,022,500	0.12	7.97
Granted	15,000	2.37	11.00	600,000	2.18	9.71
Exercised	(237,500)	1.19	—	—	—	—
Forfeited	—	—	—	(47,500)	—	—

Outstanding at end of year	2,418,500	0.85	8.35	1,575,000	0.91	8.70

Exercisable at end of year	2,418,500	0.85	8.35	430,984	0.35	7.63

One option holder exercised 237,500 options with varying exercise prices totaling $299,345, with a related tax benefit of $144,734. The total intrinsic value of stock options exercised during the year ended December 31, 2006 was $384,625. As of December 31, 2006 there was approximately $1.2 million of total unrecognized compensation cost, net of estimated forfeitures related to stock options granted under the company’s Stock Incentive Plan which is expected to be recognized over a weighted average period of 4.84 years. The aggregate intrinsic value of share options outstanding and share options exercisable at December 31, 2006 is $5,031,879 and $5,026,342, respectively. There have been no significant modifications to the stock option plan since inception.

Note 9. Income Tax Matters

Reconciliation of the federal statutory income tax rate to the Company’s effective tax rate is as follows:

	2006	2005	2004
Taxes computed at combined federal and state tax rate	$55,124	$(209,651)	$(209,186)
State income taxes, net of federal income tax benefit	1,403	(20,099)	(22,333)
Non deductable expenses
Meals and entertainment	5,295	4,323	3,768
Incentive stock options	27,065	—	—
Increase (decrease) in deferred tax asset valuation allowance	(100,004)	225,427	227,751

Income tax benefit	$(11,117)	$—	$—

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant components of deferred tax assets at December 31, 2006 and 2005 are presented below:

	2006	2005
Deferred tax assets:
Net operating loss carryforward	$1,595,995	$2,031,009
Inventory reserve	46,267	51,923
Accrued compensation	37,526	30,717
Stock based compensation	13,244	—
Deferred revenue	338,896	—

	2,031,928	2,113,649
Deferred tax liability:
Depreciation and amortization	(178,363)	(173,324)

	1,853,565	1,940,325
Less valuation allowance	(1,750,321)	(1,850,325)

Net deferred taxes	$103,244	$90,000

The deferred tax assets mentioned above have been classified on the accompanying consolidated balance sheets as of December 31, 2006 and 2005, as follows:

Current assets	$3,912	$—
Noncurrent assets	99,332	90,000

	$103,244	$90,000

As of December 31, 2006, the Company had unused federal and state net operating loss carryforwards of approximately $4.4 million available for use on future corporate income tax returns. The Company has determined that a valuation allowance of $1,750,321 and $1,850,325 is necessary as of December 31, 2006 and 2005, respectively, since it is more likely than not that the related deferred tax assets will not be utilized. This net operating loss carryforward expires beginning December 2023. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of any of the Company’s net operating loss and credit carryforwards may be limited if cumulative changes in ownership of more than 50% occur during any three-year period.

Note 10. Commitments and Contingencies

The Company is currently involved in a patent infringement suit with respect to certain NSI-branded products. The lawsuit was stayed by the federal court pending re-examination of the validity of the patent. The outcome of this case has yet to be determined.

The Company is involved in other various legal actions arising in the ordinary course of business. In the opinion of management, none of these claims will have a material, adverse effect on the consolidated financial position or results of operations of the Company.

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11. Retirement Plan

During 2005, the Company began participating in a 401(k) plan which covers substantially all of the Company’s employees. Under the plan, the Company matches 100% of the first 3% of contributions and 50% of the next 2% of contributions. The Company’s contribution is based on a maximum of 4% of the employee’s contributions. The amount contributed to the plan by the Company amounted to $102,277 and $47,988 for the years ended December 31, 2006 and 2005, respectively.

Note 12. Related Party Transactions

Through August 2004, the Company had a consulting agreement with Natural Medicine Publishing, Inc., from which the Chief Executive Officer (“CEO”) at that time received compensation as a consultant. The agreement provided that the CEO receive monthly payments of $12,583 plus bonuses. The agreement terminated in August 2004. For the year ended December 31, 2004, total payments to Natural Medicine Publishing, Inc. by the Company were $94,000.

On February 15, 2006, Commonsense Publishing, Inc., a corporation controlled by shareholders of the Company, entered into a lease agreement for a facility in Utah which commenced on April 1, 2006. On June 16, 2006, Commonsense Publishing, Inc. assigned this lease to the Company for no additional consideration. During 2006, the Company also purchased $22,945 of inventory from Commonsense Publishing, Inc.

The Company entered into a consulting agreement with one of its shareholders on January 4, 2005, whereby the shareholder received consulting fees of $36,000 and $43,000 for the years ended December 31, 2006 and 2005, respectively.

Note 13. Subsequent Events

On January 26, 2007, the Company entered into a sublease agreement for office space located in Deerfield Beach, Florida. The lease commences on March 1, 2007 and expires March 31, 2010 with options to extend for additional one year terms through September 2014. Monthly rent payments of $12,147 are required under the lease, with a 4% annual increase on the lease commencement anniversary date.

On January 29, 2007, the Company’s CEO resigned and in conjunction with this resignation, the Company entered into a Severance and Consulting Agreement (the “Agreement”). Under the Agreement, the Company shall retain the former CEO as a consultant at a salary of $9,000 per month through January 30, 2010. In addition, the Company shall pay the former CEO a severance fee of $240,000, and continue certain benefits for a period of two years payable in monthly installments of $20,000 commencing on January 29, 2007. If any of the following events occur, the Company shall reinstate the former CEO at a base salary of $350,000 per year: (i) the Company fails to complete an initial public offering or the Company’s board adopts a resolution to abandon its efforts to complete an initial public offering by October 31, 2007, (ii) mutual agreement by the parties, or (iii) after January 30, 2010, upon either party’s choosing with 30-days prior written notice upon completion of the then current term. The Agreement will result in an increase in compensation expense related to severance and benefits for the quarter ended March 31, 2007 of approximately $270,000.

On January 29, 2007, the former CEO exercised his 785,000 fully vested stock options in the Company at varying exercise prices between $.125 and 2.50 for an aggregate purchase price of

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1,165,625 with a recourse loan from the Company. The Board approved a loan for purchase price. The loan bears interest at a rate of 7.25% payable quarterly in arrears with payment of principal due upon the earliest to occur: (i) completion of an initial public offering or (ii) January 1, 2016.

On January 31, 2007, the Company consummated the sale of land in Utah to an independent third party for $1,870,000. The land was purchased by the Company in January 2006 from an independent third party and had a net book value of $1,068,098 at time of sale resulting in a gain of approximately $802,000.

On February 15, 2007, the Company purchased a warehouse in Lexington, North Carolina with a contract price of $4,000,000. The purchase was financed with cash and financing from a financial institution. The Company plans on opening a new distribution center.

In connection with the purchase of the North Carolina property, the Company entered into a promissory note agreement in the amount of $3,360,000. The promissory note is to be repaid in monthly payments of principal and interest at a rate equal to 1-month LIBOR plus 1.4% with final payment of $2,688,166 on February 14, 2014. The loan is collateralized by the property purchased. The note contains certain restrictive covenants, which require minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio.

On February 25, 2007, the Company entered into an agreement to purchase $1.6 million of machinery and equipment related to the North Carolina facility. In connection with this purchase agreement, the Company entered into a promissory note on April 23, 2007 in the amount of $1,535,467 with a bank to finance the purchase. The note bears interest at the LIBOR rate plus 1.75% and is payable with 60 monthly principal payments in the amount of $25,591 plus accrued interest. The note contains certain restrictive covenants, which require minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. The note is collateralized by the equipment that was purchased.

Subsequent to year-end, three option holders exercised 498,500 of their stock options with varying exercise prices totaling approximately $62,000.

VITACOST.COM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2007 and December 31, 2006

	June 30, 2007	December 31, 2006
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	$364,536	$101,376
Accounts receivable	400,225	381,027
Other receivables	481,974	279,124
Inventory, net	12,530,925	8,863,507
Prepaid expenses	550,118	175,783
Deferred income taxes	3,912	3,912

Total current assets	14,331,690	9,804,729

Property and Equipment, net	9,499,056	2,204,894
Land Held for Sale	—	1,068,098

	9,499,056	3,272,992

Other Assets
Goodwill	2,200,000	2,200,000
Intangible assets, net	51,813	64,435
Deposits and other assets	98,938	85,020
Deferred income taxes	121,676	99,332

	2,472,427	2,448,787

Total assets	$26,303,173	$15,526,508

Liabilities and Stockholders’ Equity
Current Liabilities
Current maturities of notes payable	$811,487	$331,679
Accounts payable	12,724,636	9,386,934
Deferred revenue	656,373	900,602
Accrued expenses	2,109,462	1,078,766
Income taxes payable	—	2,127

Total current liabilities	16,301,958	11,700,108
Notes payable, less current maturities	4,589,791	368,276

Total liabilities	20,891,749	12,068,384

Commitments and Contingencies
Stockholders’ Equity
Preferred stock, par value $.00001 per share; authorized 25,000,000; no shares issued and outstanding		—
Common stock, par value $.00001 per share; 100,000,000 authorized, 29,150,415 and 27,773,415 shares outstanding at June 30, 2007 and December 31, 2006, respectively	291	277
Additional paid-in capital	10,056,055	8,628,630
Note receivable for exercise of options	(1,165,625)	—
Accumulated deficit	(3,479,297)	(5,170,783)

Total stockholders’ equity	5,411,424	3,458,124

Total liabilities and stockholders’ equity	$26,303,173	$15,526,508

See Notes to Condensed Consolidated Financial Statements.

VITACOST.COM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Six Months Ended June 30, 2007 and 2006 (Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006
Net sales	$23,312,367	$15,698,846	$46,121,376	$30,413,696
Cost of goods sold	16,341,617	11,287,066	32,374,879	21,862,941

Gross profit	6,970,750	4,411,780	13,746,497	8,550,755

Operating expenses:
Fulfillment	1,720,340	1,099,321	2,858,936	1,900,530
Sales and marketing	2,578,228	1,642,461	5,037,482	3,249,920
General and administrative	2,394,527	2,098,947	4,955,090	3,810,763

	6,693,095	4,840,729	12,851,508	8,961,213

Operating income (loss)	277,655	(428,949)	894,989	(410,458)

Other income (expense):
Interest income	43,703	8,428	51,009	19,151
Interest expense	(80,094)	(7,744)	(114,824)	(16,559)
Other income	77,871	100	884,333	7,284
Other expense	—	—	(46,365)	—

	41,480	784	774,153	9,876

Income (loss) before income taxes	319,135	(428,165)	1,669,142	(400,582)

Income tax benefit	(22,344)	—	(22,344)	—

Net Income (loss)	$341,479	$(428,165)	$1,691,486	$(400,582)

Weighted average shares outstanding
Basic	29,107,176	27,536,000	29,107,176	27,536,000
Dilutive effect of stock options	394,864	—	394,864	—

Diluted	29,502,040	27,536,000	29,502,040	27,536,000

Net income (loss) per share
Basic	$0.01	$(0.02)	$0.06	$(0.01)

Diluted	$0.01	$(0.02)	$0.06	$(0.01)

See Notes to Condensed Consolidated Financial Statements.

VITACOST.COM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2007 (Unaudited)

	Common Stock		Additional Paid-In Capital	Note Receivable from Exercise of Options	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2006	27,773,415	$277	$8,628,630	$—	$(5,170,783)	$3,458,124
Stock options exercised	1,377,000	14	1,246,735	(1,165,625)	—	81,124
Net income	—	—	—	—	1,691,486	1,691,486
Stock based compensation expense	—	—	180,690	—	—	180,690

Balance, June 30, 2007	29,150,415	$291	$10,056,055	$(1,165,625)	$(3,479,297)	$5,411,424

See Notes to Condensed Consolidated Financial Statements.

VITACOST.COM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2007 and 2006 (Unaudited)

	2007	2006
Cash Flows From Operating Activities
Net income (loss)	$1,691,486	$(400,582)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	616,503	385,303
Amortization	12,622	31,835
Accrued interest added to note receivable	(35,212)	—
Change in fair value of interest rate swap	(25,771)	—
Stock based compensation expense	180,690	19,105
Tax benefit from stock based compensation	(22,344)	—
Increase in inventory allowance	238,229	244,994
(Gain) loss on disposition of property, plant and other assets	(802,460)	38,152
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable	(19,198)	(296,773)
Other receivables	(167,638)	71,170
Inventory	(3,905,647)	(5,295,793)
Prepaid expenses	(374,335)	162,100
Increase (decrease) in:
Accounts payable	3,337,702	7,043,581
Accrued expenses	836,981	429,129
Deferred revenue	(244,229)	(69,037)
Income taxes payable	(2,127)	—

Net cash provided by operating activities	1,315,252	2,363,184

Cash Flows From Investing Activities
Payments for the purchase of property and equipment	(6,669,674)	(2,461,452)
Proceeds from sale of land	1,870,558	—
Decrease in deposits and other	11,853	10,000

Net cash used in investing activities	(4,787,263)	(2,451,452)

Cash Flows From Financing Activities
Proceeds from stock option exercises	81,124	—
Proceeds from notes payable	3,848,191	—
Principal payments on notes payable	(194,144)	(96,250)

Net cash provided by (used in) financing activities	3,735,171	(96,250)

Net increase (decrease) in cash and cash equivalents	$263,160	$(184,518)
Cash and cash equivalents:
Beginning	101,376	315,920

Ending	$364,536	$131,402

Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest	$114,825	$16,560

State income taxes	$2,127	$—

Supplemental Schedule of Noncash Investing Financing Activities
Property and equipment purchased through a note payable	$1,047,276	$—

Property and equipment included in accrued expenses	$193,715	$—

Note receivable for exercise of options	$1,165,625	$—

See Notes to Condensed Consolidated Financial Statements.

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1. Nature of Business

Nature of business:    Vitacost.com, Inc. and subsidiary (“Vitacost” or the “Company”) are principally involved in the distribution of nutritional supplements as an internet-based retailer. Vitacost was incorporated in 1994 and entered the internet-based retailing area in 1999. Vitacost sells a proprietary and internally developed line of nutraceuticals as well as a selection of other manufacturers’ brand-name vitamin products.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation:    The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and related footnotes that would normally be required by accounting principles generally accepted in the United States of America for complete financial reporting. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006.

The accompanying unaudited condensed consolidated financial statements include all adjustments (consisting of a normal and recurring nature) that management considers necessary for a fair statement of financial information for the interim periods. Interim results are not necessarily indicative of the results that may be expected for the remainder of the year ending December 31, 2007.

Derivative financial instruments:    The Company’s risk management policy is to use derivative financial instruments, as appropriate, to manage the interest expense related to the debt with variable interest rates. These instruments are not designated as hedges; accordingly, gains and losses related to fair value are reflected in the statement of operations at each reporting date. As of June 30, 2007 and in connection with the promissory note agreement entered into to finance the purchase of the North Carolina distribution center, the Company had an interest rate swap agreement contract outstanding with a total notional amount of $3,360,000. This swap required the Company to pay fixed rates of 6.81% and to receive a floating interest payment based on LIBOR. As of June 30, 2007, this interest rate swap had a fair value of $25,771 which is included in deposits and other assets on the condensed consolidated balance sheet. Changes in fair value are included in other in the accompanying statements of operations.

Fair value of financial instruments:    The carrying amounts of cash, receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items. The carrying amount of the Company’s long-term debts as of June 30, 2007 approximates fair value due to the variable interest rates associated with these debts. The fair value of the swap agreement is included on the condensed consolidated balance sheet as discussed above in the section titled, Derivative financial statements.

Income taxes:    The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

On January 1, 2007, the Company adopted the Financial Accounting Standards Board’s (“FASB”) Interpretation Number 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarified the accounting for uncertainty in an enterprise’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires management to evaluate its open tax positions that exist on the date of initial adoption in each jurisdiction.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as income tax expense in the statement of operations.

Earnings per share:    For the periods in which the Company reported losses, diluted earnings per share did not included options to purchase 3,793,500 shares as of June 30, 2006, since the result would be anti-dilutive.

Recent accounting pronouncements:    In September 2006, the FASB issued SFAS 157 Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No. 157 will have on their consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, which permits measurement of financial instruments and other certain items at fair value. SFAS No. 159 does not require any new fair value measurements. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted provided that SFAS No. 157 is concurrently adopted. The Company is currently evaluating the impact SFAS No. 159 will have on their consolidated financial statements.

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 3. Inventory

Inventory consists of the following as of June 30, 2007 and December 31, 2006:

	June 30, 2007	December 31, 2006
Raw materials	$1,146,997	$807,099
Finished goods	11,745,111	8,179,362

	12,892,108	8,986,461
Less: Inventory reserve	361,183	122,954

	$12,530,925	$8,863,507

Note 4. Property and Equipment

Property and equipment consist of the following as of June 30, 2007 and December 31, 2006:

	June 30, 2007	December 31, 2006
Building and building improvements	$3,801,166	$—
Furniture, fixtures and equipment	4,100,145	1,709,205
Computers	1,877,853	1,505,792
Software	1,186,857	1,044,994
Leasehold improvements	177,759	141,752
Land	510,000	—
Construction-in-progress (i)	659,483	—

	12,313,237	4,401,743
Less accumulated depreciation	2,814,181	2,196,849

	$9,499,056	$2,204,894

(i)	Construction-in-progress relates to the build-out of a manufacturing line in the North Carolina distribution facility that is expected to be completed in December 2007.

On January 31, 2007, the Company consummated the sale of land in Utah to an independent third party for $1,870,558. The land was purchased by the Company in January 2006 also from an independent third party and had a net book value of $1,068,098 at time of sale resulting in a gain of approximately $802,000.

Note 5. Notes Payable

On August 3, 2007, the Company entered into a loan and security agreement with a financial institution with maximum borrowings equal to the lesser of $8,000,000 or the borrowing base amount based on a percentage of eligible inventories. The initial term of the agreement will be through August 2010 with the option to renew year to year thereafter, unless terminated by either party. The agreement also provides for letters of credit up to $1,000,000. Borrowings bear interest at a rate equal to 1-month LIBOR plus 1.75%. The line of credit is collateralized by all personal property of the Company excluding equipment. Under the agreement, the Company must maintain certain ratios and limit the amount of unfinanced capital expenditures. Borrowings made on the loan subsequent to June 30, 2007 were used to repay term loans with a different financial institution. Given certain subjective acceleration provisions

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

and the need to use working capital to pay amounts outstanding, borrowings under the agreement will be classified as current obligations.

In February 2007 and in connection with the purchase of a new distribution center in North Carolina, the Company entered into a promissory note agreement in the amount of $3,360,000. The promissory note is to be repaid in monthly payments of principal and interest at a rate equal to 1-month LIBOR plus 1.4% (6.71% at June 30, 2007) with final payment of $2,688,166 on February 14, 2014. The loan is collateralized by the property purchased. The note contains certain restrictive covenants, which require minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. Borrowings outstanding as of June 30, 2007 were $3,332,306.

On April 23, 2007, the Company entered into a promissory note in the amount of $1,535,467 with a bank to finance the purchase of machinery and equipment. The note bears interest at one-month LIBOR plus 1.75% (7.06% at June 30, 2007) and is payable in 60 monthly principal and interest payments. The note contains certain restrictive covenants, which require minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. The note is collateralized by the equipment that was purchased. Borrowings outstanding as of June 30, 2007 were $1,534,850.

In 2006, the Company entered a term loan agreement with a financial institution with maximum borrowings of $500,000. The loan bears interest at a rate equal to prime rate plus 1% (9.25% as of June 30, 2007) and is due in monthly principal installments of $13,889 plus interest through October 2009. The loan is collateralized by property and equipment and is personally guaranteed by the Company’s former Chief Executive Officer and majority stockholder. Borrowings outstanding as of June 30, 2007 and December 31, 2006 were $385,672 and $472,220, respectively. This loan was fully repaid subsequent to June 30, 2007 using borrowings from the loan and security arrangement that the Company entered into in August 2007. Amounts repaid have been classified as a current obligation as of June 30, 2007.

In 2004, the Company entered into a financing agreement with a financial institution with maximum borrowings of $495,000. Borrowings bear interest at a rate equal to the prime rate plus 1% (9.25% as of June 30, 2007) and are due in monthly principal installments of $13,750 plus interest through June 2008. Borrowings are collateralized by the Company’s property and equipment. Borrowings outstanding as of June 30, 2007 and December 31, 2006 were $148,450 and $227,735, respectively. This loan was fully repaid subsequent to June 30, 2007 using borrowings from a loan and security arrangement that the Company entered into in August 2007. Amounts repaid have been classified as a current obligation as of June 30, 2007.

The future aggregate maturities of borrowings are as follows:

Year Ending December 31,	Amount
2007 (six months remaining)	$638,478
2008	353,840
2009	380,411
2010	406,315
2011	434,678
Thereafter	3,187,556

$5,401,278

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 6. Stock Option Plan

The outstanding options as of June 30, 2007 and December 31, 2006 and changes during the years then ended, are summarized as follows:

	June 30, 2007		December 31, 2006
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Nonqualified options:
Outstanding at beginning of year	2,418,500	$0.96	2,641,000	$0.99
Granted	90,000	6.00	15,000	6.00
Forfeited	—	—	—	—
Exercised	(1,377,000)	0.90	(237,500)	0.80

Outstanding at end of year	1,131,500	1.51	2,418,500	0.96

Exercisable at period end	1,069,570	$1.25	2,418,500	$0.96

	June 30, 2007		December 31, 2006
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Incentive options:
Outstanding at beginning of year	1,575,000	$3.22	1,022,500	$1.99
Granted	—	—	600,000	4.39
Forfeited	(40,000)	5.44	(47,500)	2.63

Outstanding at end of year	1,535,000	3.17	1,575,000	3.22

Exercisable at period end	577,294	$2.61	430,984	$1.05

The fair value of each nonqualified option granted was estimated using the following assumptions: expected life of 5.50 – 7.50 years, volatility rate of 69.8 – 87.9%, risk-free interest of 4.55 – 4.60%, no dividends, and a 1% forfeiture rate.

Seven option holders exercised 1,377,000 options with varying exercise prices totaling $1,246,875, with a related tax benefit of $1,058,584. Due to the Company having significant net operating loss carryforwards, the related tax benefit was not recorded by the Company as of June 30, 2007. In connection with the exercise of these options, one shareholder purchased the options through a Board approved loan with the Company in the amount of $1,165,625. The loan is a recourse loan and bears interest at 7.25% payable quarterly in arrears with payment of principal due upon the earliest to occur (i) completion of the an initial public offering or (ii) January 1, 2016 (see Note 8).

Note 7. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. Pursuant to applicable statutes of limitation, returns open for adjustment by the IRS are the consolidated federal income tax returns for tax years ending December 31, 2003, December 31, 2004 and December 31, 2005. However, material amounts of net operating loss carryforwards exist at the

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

consolidated level, originating from the 1996-2000 and 2002-2005 tax years. Although the tax returns from the years of NOL origination prior to 2003 are not currently within the statute of limitations of the IRS, their future use will open the returns to audit exposure, specifically verification of the returns generating said NOL’s. As such, Vitacost.com’s open years for consolidated federal returns are the tax years ended December 31, 1996 through December 31, 2005. This same range also represents the vast majority of open years for state returns.

A number of years may elapse before an uncertain tax position is audited and finally resolved. Settlement of any particular position would usually require the use of cash. The resolution of a matter would be recognized as an adjustment to our provision for income taxes and our effective tax rate in the period of resolution.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company determined that no material adjustment was required; there are no unrecognized tax benefits.

Effective with the adoption of FIN 48 on January 1, 2007, the Company accrues interest and penalties related to unrecognized tax benefits in income tax expense based on its accounting policy election. As of June 30, 2007 and January 1, 2007, the Company had recorded no accrued interest and penalties related to uncertain tax positions.

Note 8. Related Party Transactions

On January 29, 2007, the Company’s Chief Executive Officer (“CEO”) resigned and in conjunction with this resignation, the Company entered into a Severance and Consulting Agreement (the “Agreement”). Under the Agreement, the Company has retained the former CEO as a consultant at a salary of $9,000 per month through January 30, 2010. In addition, the Company will pay the former CEO a severance fee of $240,000, and continue certain benefits for a period of two years. If any of the following events occur, the Company shall reinstate the former CEO at a base salary of $350,000 per year: (i) the Company fails to complete an initial public offering or the Company’s board adopts a resolution to abandon its efforts to complete an initial public offering by October 31, 2007, (ii) mutual agreement by the parties, or (iii) after January 30, 2010, upon either party’s choosing with 30-days prior written notice upon completion of the then current term. Furthermore, $45,000 of consulting fees were paid during the six months ended June 30, 2007 which has also been included in general and administrative expenses in the statement of operations.

On January 29, 2007, the former CEO exercised his 785,000 fully vested stock options in the Company at varying exercise prices between $.125 and 2.50 for an aggregate purchase price of $1,165,625 with a loan from the Company. The full recourse loan bears interest at a rate of 7.25% payable quarterly in arrears with payment of principal due upon the earliest to occur: (i) completion of an initial public offering or (ii) January 1, 2016. This note receivable has been recorded as a reduction of stockholders’ equity and given the recourse provisions of the note the shares are considered outstanding. The Company recorded approximately $35,000 of interest income on the note receivable during the six months ended June 30, 2007.

VITACOST.COM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 9. Commitments and Contingencies

The Company is currently involved in a patent infringement suit with respect to certain NSI-branded products. The lawsuit was stayed by the federal court pending re-examination of the validity of the patent. The lawsuit has been administratively dismissed.

The Company is involved in other various legal actions arising in the ordinary course of business. In the opinion of management, none of these claims will have a material, adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

In June 2007, the Company entered into a lease for an approximately 63,000 square foot warehouse and distribution facility in Las Vegas, Nevada to replace the distribution facility in Utah. The lease commences October 1, 2007 and expires November 30, 2014, subject to an option to extend the term for an additional five-year period. The base rent is $32,760 per month subject to a 3% increase at various months during the initial term.

During the six months ended June 30, 2007, the Company entered into various commitments totaling approximately $3,000,000 related to the build out of the manufacturing line at the North Carolina distribution facility.

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[                    ] Shares of

Common Stock

Until                     , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to its unsold allotment or subscriptions.

PROSPECTUS

                         [    ], 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses in connection with the offering described in the Registration Statement. All such expenses are estimates except for the SEC registration fee, the NASD filing fee, and the Nasdaq national market filing fee. These expenses will be borne by the Registrant.

SEC registration fee	$
NASD filing fee
Blue Sky fees and expenses
Nasdaq National Market filing fee
Transfer agent and registrar fees
Accountants’ fees and expenses
Legal fees and expenses
Printing and engraving expenses
Miscellaneous fees
Total

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

In connection with this offering, we are entering into indemnification agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. We expect to enter into a similar agreement with any new directors or executive officers.

We are in the process of obtaining directors’ and officers’ liability insurance with $            million of coverage.

Pursuant to the Underwriting Agreement to be filed as Exhibit I to this registration statement, the underwriters have agreed to indemnify our directors, officers, and controlling persons against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended. The underwriters severally and not jointly will indemnify and hold harmless our company and each of our directors, officers, and controlling persons from and against any liability caused by any statement or omission in the registration statement, in the prospectus, in any preliminary prospectus, or in any amendment or supplement thereto, in each case to the extent that the statement or omission was made in reliance upon and in conformity with written information furnished to us by the underwriters expressly for use therein.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

During the three years preceding the filing of this registration statement, we sold the following securities which were not registered under the Securities Act of 1933, as amended. We issued these shares in reliance upon Section 4(2) of the Securities Act of 1933 or Regulation D promulgated thereunder relating to transactions by an issuer not involving a public offering and pursuant to Rule 701 promulgated under the Securities Act, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701 or pursuant to Regulation S promulgated under the Securities Act, with respect to the securities offered and sold outside of the United States to investors who were neither citizens nor residents of the United States.

On December 13, 2006, Dr. David N. Ilfeld exercised 237,500 options at an average exercise price of $0.79 per share (representing the average of a range of exercise prices) for an aggregate purchase price of $299,345.

On January 29, 2007, Wayne F. Gorsek exercised 785,000 options at $0.125 – $2.50 per share, for an aggregate purchase price of $1,165,625.

On February 14, 2007, Dr. John Walker exercised 247,500 options at $0.125 per share, for an aggregate purchase price of $30,938.

On February 16, 2007, Dr. Josephs exercised 250,000 options at $0.125 per share, for an aggregate purchase price of $31,250.

On March 31, 2007, Mark Tepper exercised 1,000 options at $0.125 per share for an aggregate purchase price of $125.

On April 19, 2007, James A. Schaller exercised 2,500 options at $0.125 per share and 1,000 options at $1.50 per share for an aggregate purchase price of $3,062.50.

On May 14, 2007, Stephen Gelman exercised 75,000 options at $0.125 per share, for an aggregate purchase price of $9,375.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

Exhibit Number	Exhibits
*1	Form of Underwriting Agreement

**3(i)(1)	Certificate of Incorporation of the Registrant

*3(i)(2)	Form of Amended and Restated Certificate of Incorporation of the Registrant

**3(ii)	Amended and Restated Bylaws of the Registrant

*4.1	Specimen of Common Stock Certificate

**4.2	Form of Nonstatutory Stock Option Agreement

*5	Opinion of Legal Counsel

**9	Amended and Restated Gorsek Voting Trust Agreement dated June 14, 2007

**10.1	2000 Stock Option Plan

**10.2	2006 Stock Award Plan

**10.3	Employment, Non-Competition and Proprietary Rights Agreement, Effective January 29, 2007, between Vitacost.com, Inc. and Ira P. Kerker

**10.4	Employment, Non-Competition and Proprietary Rights Agreement, Effective January 29, 2007, between Vitacost.com, Inc. and Richard P. Smith

**10.5	Employment Non-Competition and Proprietary Rights Agreement, Effective April 1, 2007, between Vitacost.com, Inc. and Sonya L. Lambert

**10.6	Employment Non-Competition and Proprietary Rights Agreement, Effective June 15, 2007, between Vitacost.com, Inc. and John J. Arnst

**10.7	Consulting Agreement between Vitacost.com, Inc. and Wayne F. Gorsek dated as of January 29, 2007

*10.8	Form of Indemnification Agreement between Vitacost.com, Inc. and each officer and director

**10.9	Lease of Spanish Fork, Utah Warehouse between CF Companies, Inc. and Commonsense Publishing, Inc.

**10.10	Assignment of Lease from Commonsense Publishing, Inc. to Vitacost.com, Inc., dated June 16, 2006

**10.11	Lease of Boynton Beach, Florida Warehouse between Vitacost.com, Inc. and Premier Gateway Center at Quantum, LLP

**10.12	Purchase Contract for 27 acres of land between Vitacost.com, Inc. and Maple Mountain Investments, LLC

**10.13	Commerce Bank Loan in the amount of $495,000, dated November 17, 2004 and a second Commerce Bank Loan in the amount of $500,000, dated September 29, 2006

**10.14	Form of Lock-up Agreement

**10.15	Gorsek Severance Agreement between Vitacost.com, Inc. and Wayne F. Gorsek dated January 29, 2007

Exhibit Number	Exhibits
**10.16	Form of 2007 Amended and Restated Gorsek Promissory Note and Stock Pledge Agreement

**10.17	Agreement for Purchase and Sale of 130 Lexington Parkway, Lexington, North Carolina

**10.18	Wachovia Loan Agreement for approximately $3.6 million

**10.19	Agreement for Purchase and Sale of Spanish Fork, Utah property

**10.20	Gorsek Option Agreement

**10.21	CoQ10 Supply Agreement

**10.22	Deerfield Beach Lease

**10.23	Las Vegas, Nevada Lease

*10.24	Loan and Security Agreement by and among Wachovia Bank, National Association as Lender and Vitacost.com, Inc., as Borrower, Dated August 3, 2007

**14	Vitacost.com, Inc. Code of Conduct and Ethics

**21	List of Subsidiaries of Registrant

23.1	Consent of Independent Registered Public Accounting Firm

*23.2	Consent of Shefsky & Froelich, Ltd. (included in Exhibit 5)

24	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

**99.1	Vitacost.com, Inc. Compensation Committee Charter

**99.2	Vitacost.com, Inc. Audit Committee Charter

**99.3	Vitacost.com, Inc. Corporate Governance/Nominating Committee Charter

*	To be filed by amendment
**	Previously filed

(b)	Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes that:

(1) To provide to the underwriters at the closing specified in the Underwriting Agreement, Certificates in such denominations and registered in such names, as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boynton Beach, state of Florida, on September 18, 2007.

VITACOST.COM, INC.

/s/ IRA P. KERKER
By:	Ira P. Kerker
Its:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signature appears below constitute and appoint jointly and severally, Allen S. Josephs, Ira P. Kerker and Richard P. Smith and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and to sign any registration statement and amendments thereto for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons I the capacities and on the dates indicated.

Signature	Title	Date

/s/ IRA P. KERKER Ira P. Kerker	Chief Executive Officer and Director	September 18, 2007

/s/ ALLEN S. JOSEPHS, M.D. Allen S. Josephs, M.D.	Chairman of the Board of Directors and Director of Research	September 18, 2007

/s/ RICHARD P. SMITH Richard P. Smith	Chief Financial Officer and Chief Accounting Officer	September 18, 2007

/s/ DAVID N. ILFELD, M.D. David N. Ilfeld, M.D.	Director	September 18, 2007

/s/ LAWRENCE A. PABST, M.D. Lawrence A. Pabst, M.D.	Director	September 18, 2007

/s/ MARC J. OPPENHEIMER Marc J. Oppenheimer	Director	September 18, 2007

Signature	Title	Date

/s/ JANET REHNQUIST Janet Rehnquist	Director	September 18, 2007

/s/ ROBERT G. TRAPP, M.D. Robert G. Trapp, M.D.	Director	September 18, 2007

/s/ DARYLE V. SCOTT Daryle V. Scott	Director	September 18, 2007

EXHIBIT INDEX

Exhibit Number	Exhibits
*1	Form of Underwriting Agreement

**3(i)(1)	Certificate of Incorporation of the Registrant

*3(i)(2)	Form of Amended and Restated Certificate of Incorporation of the Registrant

**3(ii)	Amended and Restated Bylaws of the Registrant

*4.1	Specimen of Common Stock Certificate

**4.2	Form of Nonstatutory Stock Option Agreement

*5	Opinion of Legal Counsel

**9	Amended and Restated Gorsek Voting Trust Agreement dated June 14, 2007

**10.1	2000 Stock Option Plan

**10.2	2006 Stock Award Plan

**10.3	Employment, Non-Competition and Proprietary Rights Agreement, Effective January 29, 2007, between Vitacost.com, Inc. and Ira P. Kerker

**10.4	Employment, Non-Competition and Proprietary Rights Agreement, Effective January 29, 2007, between Vitacost.com, Inc. and Richard P. Smith

**10.5	Employment Non-Competition and Proprietary Rights Agreement, Effective April 1, 2007, between Vitacost.com, Inc. and Sonya L. Lambert

**10.6	Employment Non-Competition and Proprietary Rights Agreement, Effective June 15, 2007, between Vitacost.com, Inc. and John J. Arnst

**10.7	Consulting Agreement between Vitacost.com, Inc. and Wayne F. Gorsek dated as of January 29, 2007

*10.8	Form of Indemnification Agreement between Vitacost.com, Inc. and each officer and director

**10.9	Lease of Spanish Fork, Utah Warehouse between CF Companies, Inc. and Commonsense Publishing, Inc.

**10.10	Assignment of Lease from Commonsense Publishing, Inc. to Vitacost.com, Inc., dated June 16, 2006

**10.11	Lease of Boynton Beach, Florida Warehouse between Vitacost.com, Inc. and Premier Gateway Center at Quantum, LLP

**10.12	Purchase Contract for 27 acres of land between Vitacost.com, Inc. and Maple Mountain Investments, LLC

**10.13	Commerce Bank Loan in the amount of $495,000, dated November 17, 2004 and a second Commerce Bank Loan in the amount of $500,000, dated September 29, 2006

**10.14	Form of Lock-up Agreement

**10.15	Gorsek Severance Agreement between Vitacost.com, Inc. and Wayne F. Gorsek dated January 29, 2007

Exhibit Number	Exhibits
**10.16	Form of 2007 Amended and Restated Gorsek Promissory Note and Stock Pledge Agreement

**10.17	Agreement for Purchase and Sale of 130 Lexington Parkway, Lexington, North Carolina

**10.18	Wachovia Loan Agreement for approximately $3.6 million

**10.19	Agreement for Purchase and Sale of Spanish Fork, Utah property

**10.20	Gorsek Option Agreement

**10.21	CoQ10 Supply Agreement

**10.22	Deerfield Beach Lease

**10.23	Las Vegas, Nevada Lease

*10.24	Loan and Security Agreement by and among Wachovia Bank, National Association as Lender and Vitacost.com, Inc., as Borrower, Dated August 3, 2007

**14	Vitacost.com, Inc. Code of Conduct and Ethics

**21	List of Subsidiaries of Registrant

23.1	Consent of Independent Registered Public Accounting Firm

*23.2	Consent of Shefsky & Froelich, Ltd. (included in Exhibit 5)

24	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

**99.1	Vitacost.com, Inc. Compensation Committee Charter

**99.2	Vitacost.com, Inc. Audit Committee Charter

**99.3	Vitacost.com, Inc. Corporate Governance/Nominating Committee Charter

*	To be filed by amendment
**	Previously filed